


 Ducommun

2024
Annual Report
to Shareholders



Contents

Our Vision

Ducommun Incorporated is dedicated to providing the aerospace and defense industry with leading engineered products, differentiated electronic and structural manufacturing and aftermarket support with assembly services. We supply proprietary products and services that deliver meaningful value to our customers and aspires to contribute to the advancement of the Aviation, Defense and Space industries. All stakeholders including our communities are supported in our mission as we drive for the highest levels of service in every area.

Company Profile

Ducommun Incorporated delivers innovative, value-added proprietary products and manufacturing solutions to customers in the aerospace, defense and industrial markets. Founded in 1849, the Company specializes in two core areas, Electronic Systems and Structural Systems, which produce complex products and components for commercial aircraft platforms, mission-critical military programs and space exploration. For more information, visit **Ducommun.com**.

Dear Fellow Shareholders,

2024 marked Ducommun's 175th anniversary as the oldest continuously operating company in California and I wanted to personally thank all our shareholders for their support and contribution to the company's success! I am happy to report that shareholders were the beneficiaries of a 24% year over year increase in market capitalization and a 22% improvement in the stock price during 2024. A strong three year total shareholder return (TSR) percentage was at the 79th percentile versus the R2000 as management continued to build upon the VISION 2027 game plan we introduced back in December of 2022 along with strong operational leadership and effective cost management.



Stephen G. Oswald
Chairman, President and Chief Executive Officer

Vision 2027 progress included increasing the revenue percentage from engineered products and aftermarket content, expanding our presence on key commercial aerospace platforms, executing our off-loading strategy with defense primes and consolidating our facility footprint. I also want to welcome our newest Board members, Daniel Korte and Daniel Boehle, to the Company. With their superior operational and financial expertise, we are thrilled with the fresh perspectives they bring to our Board.

At the same time and on behalf of our shareholders and leadership team, I want to convey our sincere gratitude and appreciation to Messrs. Dean Flatt and Robert Ducommun for their many years of invaluable service to the Board, and who will both be retiring as of this year's annual meeting of shareholders. Finally, we are very excited about the unique value creation opportunities ahead for our shareholders as we start year 3 of the Vision 2027 Strategy.





2024 Net Revenues of $786.6 Million



42%

54%

4%

Total Backlog* as of December 31, 2024 of $1.061 Billion



39%

59%

2%

■ **MILITARY & SPACE**
■ **COMMERCIAL AEROSPACE**
■ **INDUSTRIAL**

*Under ASC 606, we define performance obligations as customer placed purchase orders with firm fixed price and firm delivery dates. The remaining performance obligations disclosed under ASC 606 as of December 31, 2024 were $1,013 million. We define backlog as customer placed purchase orders and long-term agreements with firm fixed price and expected delivery dates of 24 months or less.

Financial Performance

Ducommun posted revenues of $786.6 million in 2024, setting another new all-time record for the second consecutive year. We also had record gross margins, expanding 350 basis points over the prior year to a new all-time high of 25.1%. Our operating margins were 6.6%, delivering $52.2 million of operating income with a net income of $31.5 million. Non-GAAP adjusted operating income was $74.2 million or 9.4% in 2024, compared to $62.2 million or 8.2% in 2023. Adjusted EBITDA generation was also at a new all-time record for the second consecutive year in 2024, reaching $116.6 million compared to $101.5 million in 2023. Another bright spot in 2024 was our overall backlog being in excess of $1.0 Billion, to end at $1,060.8 million, led by Military and Space which was up almost $100 million, to $625 million.

We also made good progress on our restructuring program in 2024 and ceased manufacturing activities at our Monrovia, California facility and expect to close our

Berryville, Arkansas facility during 2025. We are ramping up at the various receiving facilities to support the transition of products from Monrovia and Berryville and working to complete the certification process with our customers. We began realizing some of the expected benefits from the restructuring program during 2024. Once we fully complete the transition, we anticipate these actions will result in total annualized cost savings of $11.0 million to $13.0 million.

In December 2022, we laid out our Vision 2027 Plan to investors and now at the end of year two, our financial performance shows that the Plan is working. Our margins have expanded and we have grown revenues despite significant headwinds in the commercial aerospace market. I am optimistic that Boeing's progress on safety and quality control will allow them to regain stability and production growth in the second half of 2025 and into 2026, which is great news for Ducommun and an inflection point for higher revenue.



Defense Business Remains Resilient

Ducommun is bolstering its strong relationships with key Defense Primes, gaining content on Next Generation Platforms including missile defense & radars, hypersonics, and UAVs and Counter-UAS.



Missile Defense & Radars

Significant content on next-generation missile defense and related radar programs including SPY-6, LTAMDS/GhostEye®, NASAMS, SM-3/6.



Hypersonics

Partnering with leading Defense primes on Hypersonics and Counter Hypersonic programs.



UAVs and Counter-UAS

Leveraging experience and capabilities to pursue content on next gen UAV and counter UAS platforms.

Awards & Recognition

At Ducommun, we take great pride in the trust and appreciation we receive from our customers, suppliers, and stakeholders. The awards and recognitions we have earned reflect our dedication to excellence and innovation, and serve as a testament to our team's commitment to quality and ability to deliver outstanding products and services. In 2024, we were thrilled to receive multiple awards and accolades that showcase our industry leadership and reinforce our reputation as a valued partner.

Ducommun was awarded Gulfstream Aerospace Corporation's 2023 Supplier of the Year award at its Operators & Suppliers conference in Savannah, Georgia in April of 2024. The award was presented for Ducommun's exceptional performance providing Gulfstream the ability to deliver the highest quality products and services to their customers. In selecting recipients for the award, Gulfstream evaluates its suppliers' performance based on quality of deliverables, on-time delivery, reliability, engineering and customer support.





LOCKHEED MARTIN
Ducommun LaBarge Technologies, Inc.
ELITE SUPPLIER 2023
QUALITY
Ducommun's Joplin Performance Center celebrating their Elite Supplier designation from Lockheed Martin Aeronautics.







Partner2Win 2024
BAE SYSTEMS

Team members at Ducommun's Appleton Performance Center accept the Recycling Excellence Award.



AMERICA'S MOST RESPONSIBLE COMPANIES
2024 - 2025
Newsweek
statista
2 YEAR CHAMPION
RECOGNIZED SINCE 2024

Ducommun was also recognized as part of an elite group of top performing suppliers by Lockheed Martin Aeronautics as a recipient of the Elite Supplier Award. The recognition is based on Ducommun having achieved outstanding performance levels in quality and delivery throughout 2023. The Elite Supplier Award recognizes the efforts of Ducommun's world-class engineering and manufacturing performance center in Joplin, Missouri, which provides up to 90 different components, including harness assemblies for the center and wing fuel tanks, directly and indirectly to Lockheed Martin Aeronautics for the F-35 platform and these are utilized across all three variants of the aircraft.

Ducommun earned the Northrop Grumman Mission Systems ("NGMS") Platinum Supplier Designation, recognizing our continuous high level of quality and on-time delivery performance in providing micro power supplies to ground-based radar systems used to eliminate missile threats to the warfighter. The micro power supplies are produced at Ducommun's world-class circuit card assembly engineering and manufacturing performance center in Tulsa, Oklahoma.

For the second consecutive year, Ducommun received a Gold 'Partner2Win' medallion from BAE Systems, recognizing exceptional performance and commitment to operational excellence in 2024. BAE Systems' 'Partner2Win' program recognizes suppliers for their achievements in operations, quality and procurement. As part of the program, BAE Systems maintains a close relationship with suppliers like Ducommun and creates an environment where we can share best practices, learnings and innovative solutions to problems.

Shifting to our environmental stakeholders, Ducommun's performance center in Appleton, WI received a Recycling Excellence Award from the Wisconsin Department of Natural Resources (DNR) in the 'Projects and Initiatives' category. The team launched a zero-landfill initiative that converts green fuel sources into pellets to replace coal at local power plants, helping to reduce coal emissions. Since the program's inception, the Appleton performance center has successfully recycled over 32 tons of material!

Finally, Ducommun is proud to again be named to *Newsweek* magazine's list of Most Responsible Companies for 2025, announced in December of 2024. This is our second year earning this designation in recognition of our unwavering commitment to corporate social responsibility and long-term sustainability. *Newsweek*'s annual ranking of America's Most Responsible Companies focuses on a holistic view of corporate responsibility that considers all three pillars of ESG: Environment, Social, and Corporate Governance. The analysis is based in part on 30 KPIs researched for the top 2,000 public companies by revenue headquartered in the United States.

Environmental, Health & Safety

EMPLOYEE SAFETY

Ducommun tracks safety key performance indicators such as the number of lost-time and total recordable incidents incurred by our employees to assess the effectiveness of our health and safety programs. In 2024, our Total Recordable Incident Rate was 0.34, a decrease of 86% compared to the baseline year of 2019, or 44% compared to 2023. Additionally, our Lost Time Injury Rate has decreased by 89% compared to 2019 levels.

We continued tracking leading indicators such as first aid and near miss incidents to prevent accidents before they occur and to help reinforce our safety-first culture. Additionally in 2024, we began integrating behavior-based safety observations into our leading indicators of safety metrics. This enhancement enables us to focus on preventing unsafe behaviors, reinforcing our safety-first culture and reducing the risk of incidents before they occur.

GREENHOUSE GAS EMISSIONS REDUCTIONS

Since publishing our first Corporate and Environmental Responsibility Report ("CER") report for FY 2020, we have worked diligently to enhance the transparency of our corporate responsibility program and related disclosures. For instance, we made significant improvements to our GHG calculation methodologies to align more closely with GHG protocol recommendations, which includes the critical practice of reviewing our GHG baseline when appropriate.

As illustrated in the chart below, there was a 50% decrease in our combined Scope 1 and 2 greenhouse gas emissions in 2024 compared to 2019. To effectively manage and address climate risks and reduce future greenhouse gas emissions, we based our approach to the environmental portion of our CER program on four key pillars: energy efficiency, waste reduction, wastewater efficiency, and accurate, verifiable, and auditable CER data. These pillars are linked to resource conservation in production, driving reductions in GHG emissions, uncovering cost-savings opportunities, and ensuring sustainable long-term value for our stakeholders. Ducommun continues to prioritize the responsible management of hazardous and non-hazardous waste, investing significant resources to help reduce our waste footprint by finding innovative ways to recycle, reuse and extend the service life of materials throughout our operations. By recycling and reusing such materials, we reduce Scope 3 GHG emissions by decreasing the number of transportation miles driven by third-party waste haulers and decreasing the amount of virgin materials needed.



Total Recordable Incident Report



Lost Time Incident Rate



Scope 1 and 2 Greenhouse Gas Emissions

SCOPE 1: Direct Emissions from Natural Gas, Propane & Fuel

SCOPE 2: Indirect Emissions from Electricity



Ducommun
175 YEARS
1849 • 2024
INNOVATION & COMMUNITY
Ducommun is a dedicated supplier to the aerospace and defense industry. Celebrating 175 years as the oldest continuously operating business in California.
DCO LISTED NYSE

NYSE CLOSING BELL
OCTOBER 11, 2024
Ducommun
DCO LISTED NYSE
DCO LISTED NYSE
NEW YORK STOCK EXCHANGE

Celebrating 175 Years of Innovation & Community

Ducommun reached a significant milestone in 2024 as we celebrated our 175th continuous year in business. Throughout the year, employees across the company came together for special events to celebrate the momentous occasion. We used the opportunity to recognize and celebrate our founder, Charles L. Ducommun, who came to America as an immigrant and later traveled a grueling nine months from Arkansas to Los Angeles, California where he founded Ducommun in 1849.

On October 11th, 2024, Ducommun's Chairman, President and CEO, Stephen G. Oswald further marked the milestone year by ringing the Closing Bell at the New York Stock Exchange alongside our board of directors and corporate officers. In ringing the Closing Bell and in the spirit of innovation and community, Ducommun looks forward to continuing our significant contributions to the aerospace and defense industry, driving shareholder value and making a difference for all stakeholders.

Employee Support & Engagement

At Ducommun, we prioritize the overall well-being of our employees. Beyond traditional health and wellness, we continue to expand our offerings with unique benefits designed to support employees and their families through all stages of life.

EMPLOYEE ASSISTANCE PROGRAM

We are proud to provide all Ducommun employees and their families with access to our robust Employee Assistance Plan (EAP). Our EAP connects employees with resources to support their emotional and mental well-being as well as benefits for professional growth, financial stability, physical health, and family life. Most notably, the EAP provides access to 24/7 unlimited telephonic counseling services by Master's or Ph.D.-level mental health professionals. In 2024, our members utilized the EAP over 520 times including activities in coaching and counseling, self help resources, and online training. These services are completely and 100% confidential and available to all employees and their families at no cost, even those that are not enrolled in our Company medical plan.

FINANCIAL PLANNING & GROWTH

Our Employee Stock Purchase Plan (ESPP) remains a valued employee benefit, with over 500 employees taking advantage of the opportunity to further benefit from the Company's success through ownership of Ducommun shares. This represents a 28% increase in participation since the program's inception in 2019. On average, participants in 2024 enjoyed a discount of more than $14 off the fair market value of the stock at time of purchase.

In 2024, employees continued to take full advantage of our 401(k) program and company match with over 91% of our employees participating in the plan. Our employees continue to take important steps towards saving for retirement and building a secure financial future, electing payroll contributions that significantly exceed the benchmark for plans of our size.

Finally, Ducommun supported employees' educational goals through tuition reimbursement payments totaling more than $30,000. Our tuition reimbursement program is used to lessen the financial burden of coursework for employees in various functional departments, including engineering, accounting, quality, sales, supply chain, and logistics.

DUCOMMUN SCHOLARS PROGRAM

The Ducommun Scholarship program is a merit-based, renewable program available exclusively to our full-time employees' children and grandchildren attending a four-year college or university or a two-year accredited technical or vocational college. In 2024, we continued to expand the program awarding a record 92 scholarships, including 40 new awards and 52 renewed scholarships. The total value of the scholarships awarded in 2024 was $259,000, up 9% from scholarships awarded in 2023. We value the opportunity to celebrate the achievements of our talented Ducommun family members, inspire students to pursue their education, and contribute to the success of future generations.


CONGRATULATIONS 2024
DUCOMMUN SCHOLARS
DUCOMMUN AWARDS 40 COLLEGE SCHOLARSHIPS TO ELIGIBLE CHILDREN & GRANDCHILDREN OF EMPLOYEES
Ducommun Incorporated (NYSE: DCO) recognizes the 40 Ducommun Scholars who will each receive a $2,000 or $3,000 scholarship for college expenses during the 2024-2025 academic year. Ducommun Scholarships are a merit-based, renewable program available exclusively to full-time employees' children and grandchildren attending a four-year college or university, or a two-year accredited technical or vocational college.
Congratulations to our 2024 Ducommun Scholarship Recipients!! This year is special for Ducommun and its scholars as we celebrate our 175th continuous year in business. In 1849, our founder, Charles L. Ducommun, traveled a grueling nine months on foot from Arkansas to Los Angeles, California to pursue his dream. 175 years later, I am thrilled that we can support future generations in pursuit of their dreams and aspirations!! I would also like to acknowledge the parents and grandparents of these bright students for supporting and encouraging them to reach their full potential. Best of luck to all of our recipients, we are proud of you and have a great school year!!
STEPHEN G. OSWALD | Chairman, President and Chief Executive Officer
Live Well
YOUR BENEFITS. YOUR LIFE.
Ducommun
175 YEARS 1849 • 2024









LOS ANGELES CHARGERS
STEM
ON THE SIDELINES
CHAMPIONS

WELCOME TO THE 7TH ANNUAL
STEM
ON THE SIDELINES
PRESENTED BY Ducommun
70°F
UCI

LOS ANGELES CHARGERS
LIX
LOS ANGELES CHARGERS
WORLD CHAMPIONS
BOLT UP

BOLT UP


WWW.ROCKETCONTEST.ORG
RTX
COLLINS AEROSPACE
PRATT & WHITNEY
RAYTHEON
RocketContest.org
BOEING
6
RocketContest.org
Ducommun
7


WWW.ROCKETCONTEST.ORG
HOWMET
AEROSPACE
FOUNDATION
Ducommun
RTX
14


RocketContest.org
Ducommun

Community Involvement & Philanthropy

We have made it part of our mission at Ducommun to support our communities, dedicating our resources towards impactful programs and partnerships across the country. It is important to us that we continue to enrich the lives of our neighbors, empower the next generation of leaders and innovators, and make our communities a better place to live and work.

STEM ON THE SIDELINES™

For the 7th consecutive year, Ducommun proudly sponsored the STEM on the Sidelines™ competition in partnership with the Los Angeles Chargers of the National Football League and the University of California, Irvine's UCI Samueli School of Engineering. STEM on the Sidelines™ is a regional competition that promotes STEM (Science Technology Engineering & Mathematics) education in high schools. This year, the competition included 20 teams from 14 Los Angeles and Orange County schools at the Chargers' new, state-of-the art training facility "The Bolt" in El Segundo, CA. The teams were tasked with designing and building robot rovers that were put through activities similar to the NFL combine, focusing on speed and agility. The winning teams were honored with on field recognition at the Los Angeles Chargers home game on December 19th, 2024.

THE AMERICAN ROCKETRY CHALLENGE

Ducommun served as a Gold Sponsor for the 2024 American Rocketry Challenge, the world's largest student rocketry competition featuring 900 teams from 45 states. The National Championship was awarded to Tharptown High School of Russellville, Alabama who continued on to represent the United States at the International Rocketry Challenge at the Farnborough International Airshow in July, finishing in second place! To date, the American Rocketry Challenge has inspired more than 100,000 middle and high school students to explore education and careers in STEM, fostering leadership, teamwork, and problem-solving skills critically needed in our industry and beyond.

NATIONAL MANUFACTURING DAY

Ducommun's performance centers across the country participated in our 4th Annual National Manufacturing Day (MFGDay) event in October. This event, organized nationally by the Manufacturing Institute and the National Association of Manufacturers, presents unique opportunities for middle and high school students to learn about careers in manufacturing after completing their education. Our performance centers welcomed the next generation of innovators for plant tours, presentations, and hands-on activities. Students were also given the opportunity to meet our employees and hear about their successes in the industry. Some of our employees attended local community student events, highlighting manufacturing careers for participants. In total, our performance centers connected with over 1,500 students through these events.

THE DUCOMMUN FOUNDATION

The Ducommun Foundation was founded in 2019 and operates as the philanthropic arm of Ducommun to address various community and humanitarian needs. This year, our donations benefited local communities as well as Veteran's assistance programs with over $75,000 pledged to United Way, American Legion House, Fisher House Foundation, and American Battle Monuments Commission.

DUCOMMUN AND UNITED WAY

Ducommun further solidified our partnership with United Way in 2024 with employees donating over $65,000 through our company-wide "Ducommun Cares" giving campaign. We again participated as a Champion Sponsor for Orange County United Way's "Rally for Change", where we were also honored with a nomination for the Medium-Sized Company Corporate Giving Climber Award. Ducommun served as an Anniversary Sponsor to Orange County United Way's Centennial Gala, celebrating 100 Years of Impact in local communities. This once-in-a-century celebration raised over $850,000 for United Way and the communities they support.







Veterans from American Legion Post 33 Color Guard came out to present the California and United States flags at Ducommun's 175th anniversary celebration in Southern California on May 15th, 2024. Ducommun is a proud supporter of our country and of the men and women who serve and protect our freedom.



Building Bridges for Veterans

Ducommun is thrilled to be an approved corporate partner of DOD SkillBridge, a program within the Department of Defense that allows transitioning service members to gain valuable civilian work experience through internships, apprenticeships, or specific industry training during the final months of their military service.

Each year approximately 200,000 members of the U.S. Armed Forces will leave active duty and re-enter the civilian work force or pursue higher education. By connecting these exiting service members with industry partners, DOD SkillBridge helps to bridge the gap between military life and civilian employment while providing military pay and benefits during their participation. In 2024, we were able to initiate multiple internships through the program in areas such as HR and Engineering. Participants were connected with experienced veterans within our organization as part of our veteran-to-veteran mentorship program. We are honored to welcome these veterans into the aerospace and defense industry and are appreciative of the valuable skills, knowledge, and experience that they bring to our industry and our company.



Equal Opportunity For All

We make all employment decisions based on individual merit and prohibit all forms of unlawful discrimination. Ducommun's employment philosophy and practices focus on providing equal and fair opportunities for employment to all and we maintain an active outreach program so that individuals from varying backgrounds have access to apply for job opportunities within our organization. We partner with a variety of job boards, community organizations, and professional networks to ensure that our job opportunities reach a wide pool of talent.

We believe that cognitive diversity among our workforce brings unique perspectives, driving innovation and success. Our policies and practices are designed to uphold these values and create a workplace that reflects our dedication to equality and respect for all employees. We also believe in recognizing talent, investing in our team's professional advancement, and providing opportunities for career progression. By nurturing our employees' skills and potential, we create a workplace where hard work and dedication are rewarded, ensuring long-term success for both our team members and the company as a whole.

Outlook

As I reflect on our record setting 2024, I first want to thank our employees, board members, customers, shareholders, and other stakeholders for their continued support, I am very proud of our work! Vision 2027 continues to be the focus as the company moves into 2025 and we are very encouraged with the Commercial Aerospace build rate forecasts going higher along with a current strong backlog in Ducommun's Defense business, the future is bright.

Sincerely,

Stephen G. Oswald
Chairman, President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES**

OR   **EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number 001-08174

DUCOMMUN INCORPORATED

(Exact name of registrant as specified in its charter)

Delaware	**95-0693330**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
600 Anton Boulevard, Suite 1100, Costa Mesa, California	**92626-7100**
(Address of principal executive offices)	**(Zip code)**

Registrant's telephone number, including area code: (657) 335-3665

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $.01 par value per share	**DCO**	**New York Stock Exchange**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒		Accelerated filer	☐
Non-accelerated filer	☐		Smaller reporting company	☐
			Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price of which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter ended June 29, 2024 was $798 million.

The number of shares of common stock outstanding on February 19, 2025 was 14,813,470.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents are incorporated by reference:
(a) Proxy Statement for the 2025 Annual Meeting of Shareholders (the "2025 Proxy Statement"), incorporated partially in Part III hereof.

DUCOMMUN INCORPORATED AND SUBSIDIARIES

FORWARD-LOOKING STATEMENTS AND RISK FACTORS

This Annual Report on Form 10-K ("Form 10-K") contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be preceded by, followed by or include words such as "could," "may," "believe," "expect," "anticipate," "plan," "estimate," "expect," "would," or similar expressions. These statements are based on the beliefs and assumptions of our management at the time such statements are made. Generally, forward-looking statements include information concerning our possible or assumed future actions, events or results of operations. Forward-looking statements specifically include, without limitation, the information in this Form 10-K regarding: future sales, earnings, cash flow, revenue recognition, uses of cash and other measures of financial performance, projections or expectations for future operations, including costs to complete contracts, goodwill impairment evaluations, useful life of intangible assets, unrecognized tax benefits and effective tax rate, environmental remediation costs, insurance recoveries, industry trends and expectations, including ramp up times for build rates, our plans with respect to restructuring activities, capital expenditures, completed acquisitions, future acquisitions and dispositions, and expected business opportunities that may be available to us.

Although we believe that the expectations reflected in the forward-looking statements are based on reasonable assumptions, these forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. We cannot guarantee future results, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. All written and oral forward-looking statements made in connection with this Form 10-K that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by "Risk Factors" contained within Part I, Item 1A of this Form 10-K and other cautionary statements included herein.

There can be no assurance that other factors will not affect the accuracy of these forward-looking statements or that our actual results will not differ materially from the results anticipated in such forward-looking statements. While it is impossible to identify all such factors, some factors that could cause actual results to differ materially from those estimated by us include, but are not limited to, those factors or conditions described under Risk Factors contained within Part I, Item 1A of this Form 10-K and the following:

- our level of indebtedness;

- our ability to service our indebtedness;

- the covenants in our credit facilities impose restrictions that may limit our operating and financial flexibility;

- the typical trading volume of our common stock may affect an investor's ability to sell significant stock holdings in the future without negatively impacting our stock price;

- our amount of debt may require us to raise additional capital to fund acquisitions;

- our end use markets are cyclical and we depend upon a select base of industries and customers;

- a significant portion of our business depends on the U.S. government defense spending;

- exports of certain of our products and our production facility in Guaymas, Mexico are subject to various export control regulations and authorizations for proposed sales to certain foreign customers;

- contracts with some of our customers give them a variety of rights that are unfavorable to us and the OEMs to whom we provide products and services, including the ability to terminate a contract at any time for convenience;

- further consolidation in the aerospace industry;

- our ability to execute our growth strategy, which includes evaluating select acquisitions;

- we may not be successful in achieving expected operating efficiencies and sustaining or improving operating expense reductions, and may experience business disruptions associated with restructuring, performance center consolidations, realignment, cost reduction, and other strategic initiatives;

- enhanced design, product development, manufacturing, supply chain project management and other skills will be required as we move up the value chain to become a more value added supplier, and we are dependent upon our ability to attract and retain key personnel;

- risks associated with operating and conducting our business outside the United States;

- risks associated with the potential for new tariffs to be imposed on imports by the U.S. administration that may affect our ability to import raw materials into the U.S. and finished goods from our leased manufacturing facility in Mexico, and increase the cost of such imports;

- customer pricing pressures could reduce the demand and/or price for our products and services;

- our products and processes are subject to risk of obsolescence as a result of changes in technology and evolving industrial and regulatory standards;

- we may not have the ability to renew facilities leases on terms favorable to us and relocation of operations presents risks due to business interruptions;

- we are subject to a number of procurement laws with which we must comply;

- our operations are subject to numerous extensive, complex, costly and evolving laws, regulations and restrictions, including the Defense Contract Audit Agency and cybersecurity requirements;

- possible goodwill and other asset impairments;

- the risk of environmental liabilities and our environmental, social and governance, and sustainability responsibilities;

- we may be subject to litigation, other legal proceedings and indemnity claims;

- our ability to implement changes in estimates when bidding on fixed-price contracts;

- unanticipated changes in our tax provision or exposure to additional income tax liabilities;

- our ability to accurately report our financial results or prevent fraud if our internal control over financial reporting is not effective;

- labor disruptions and the ability of our suppliers to meet the quality and delivery expectations of our customers;

- cybersecurity attacks;

- assertions by third parties of violations of intellectual property rights; and

- damage or destruction of our facilities caused by natural disasters.

We caution the reader that undue reliance should not be placed on any forward-looking statements, which speak only as of the date of this Form 10-K. We do not undertake any duty or responsibility to update any of these forward-looking statements to reflect events or circumstances after the date of this Form 10-K except as required by law.


PART I


ITEM 1. BUSINESS

GENERAL

Ducommun Incorporated ("Ducommun," "the Company," "we," "us" or "our") is a leading global provider of engineering and manufacturing services for high-performance products and high-cost-of failure applications used primarily in the aerospace and defense ("A&D"), industrial, medical and other industries (collectively, "Industrial"). Ducommun differentiates itself as a full-service solution-based provider, offering innovative, value-added proprietary products and manufacturing solutions to our customers in our primary businesses of electronics, structures, and integrated solutions. We operate through two primary business segments: Electronic Systems and Structural Systems. We are the successor to a business that was founded in California in 1849 and reincorporated in Delaware in 1970.

ACQUISITIONS

Acquisitions have been an important element of our growth strategy. We have supplemented our organic growth by identifying, acquiring and integrating acquisition opportunities that result in broader, more sophisticated product and service offerings while diversifying and expanding our customer base and markets.

For example, in April 2023, we acquired 100% of the outstanding equity interests of BLR Aerospace L.L.C. ("BLR"), a privately-held leading provider of aerodynamic systems that enhance the productivity, performance, and safety of rotary and fixed-wing aircraft on commercial and military platforms. The initial purchase price was $115.0 million, net of cash acquired. We paid a gross aggregate of $117.0 million in cash upon the closing of the transaction. We utilized the 2022 Revolving

Credit Facility (as defined below) to complete the acquisition. The acquisition of BLR added to our strategy to diversify and offer more customized, value-driven engineered products with aftermarket opportunities, and was included in our Structural Systems segment.

PRODUCTS AND SERVICES

Business Segment Information

We operate through two primary strategic businesses, Electronic Systems and Structural Systems, each of which is a reportable segment. The results of operations among our operating segments vary due to differences in competitors, customers, extent of proprietary deliverables and performance. Electronic Systems designs, engineers and manufactures high-reliability electronic and electromechanical products used in worldwide technology-driven markets including A&D and Industrial end-use markets. Electronic Systems' product offerings primarily range from prototype development to complex assemblies as discussed in more detail below. Structural Systems designs, engineers and manufactures various sizes of complex contoured aerostructure components and assemblies and supplies composite and metal bonded structures and assemblies. Structural Systems' products are primarily used on commercial aircraft, military fixed-wing aircraft and military and commercial rotary-wing aircraft.

Electronic Systems

Electronic Systems has multiple major product offerings in electronics manufacturing for diverse, high-reliability applications: complex cable assemblies and interconnect systems, printed circuit board assemblies, higher-level electronic, electromechanical, and mechanical components and assemblies, and lightning diversion systems. Components, assemblies, and lightning diversion products are provided principally for domestic and foreign commercial and military fixed-wing aircraft, military and commercial rotary-wing aircraft and space programs. Further, we provide select industrial high-reliability applications for the industrial, medical, and other end-use markets. We build custom, high-performance electronics and electromechanical systems. Our products include sophisticated radar enclosures, aircraft avionics racks and shipboard communications and control enclosures, printed circuit board assemblies, cable assemblies, wire harnesses, and interconnect systems, lightning diversion strips, surge suppressors, conformal shields and other high-level complex assemblies. Electronic Systems utilizes a highly-integrated production process, including manufacturing, engineering, fabrication, machining, assembly, electronic integration, and related processes. Engineering, technical and program management services are provided to a wide range of customers.

In response to customer needs and utilizing our in-depth engineering expertise, Electronic Systems is also considered a leading supplier of engineered products including, illuminated pushbutton switches and panels for aviation and test systems, microwave and millimeter switches and filters for radio frequency systems and test instrumentation, motors and resolvers for motion control, and lightning diversion systems.

Electronic Systems also provides engineering expertise for aerospace system design, development, integration, and testing. We leverage the knowledge base, capabilities, talent, and technologies of this focused capability into direct support of our customers.

Structural Systems

Structural Systems has three major product offerings to support a global customer base: commercial aircraft, military fixed-wing aircraft, and military and commercial rotary-wing aircraft. Our applications include structural components, structural assemblies, bonded (metal and composite) components, precision profile extrusions and extruded assemblies, ammunition handling systems, magnetic seals, and aerodynamic systems. In the structural components products, Structural Systems provides design services, engineers, and manufacturing of large complex contoured aluminum, titanium and Inconel aerostructure components for the aerospace industry. Structural assembly products include winglets, engine components, and fuselage structural panels for aircraft. Metal and composite bonded structures and assemblies products include aircraft wing spoilers, large fuselage skins, rotor blades on rotary-wing aircraft and components, flight control surfaces, engine components, ammunition handling systems, magnetic seals, and aerodynamic systems. To support these products, Structural Systems maintains advanced machine milling, stretch-forming, hot-forming, metal bonding, composite layup, and chemical milling capabilities and has an extensive engineering capability to support both design services and manufacturing.

AEROSPACE AND DEFENSE END-USE MARKETS OVERVIEW

Our largest end-use markets are the aerospace and defense markets and our revenues from these markets represented 96% of our total net revenues in 2024. These markets are serviced by suppliers which are stratified, from the highest value provided to the lowest, into four tiers: original equipment manufacturers ("OEMs"), Tier One, Tier Two, and Tier Three. The OEMs provide the highest value and are also known as prime contractors ("Primes"). We derive a significant portion of our revenues from subcontracts with OEMs. As the Primes for various programs and platforms, the OEMs sell to their customers, who may include, depending upon the application, the U.S. Federal Government, foreign, state and local governments, global commercial airline carriers, regional jet carriers and various other customers. The OEMs also sell to global leasing companies that lease commercial aircraft. A significant portion of our revenues is earned from subcontracts with the Primes. Tier One suppliers manufacture aircraft sections and purchase assemblies. Tier Two suppliers provide more complex, value-added parts and may also assume more design risk, manufacturing risk, supply chain risk and project management risk than Tier Three suppliers. Tier Three suppliers principally provide components or detailed parts. We currently compete with Tier One, Tier Two, and Tier Three suppliers. Our business growth strategy is to differentiate ourselves from competitors by providing more complex assemblies to our customers as a higher value added supplier.

Commercial Aerospace End-Use Market

The commercial aerospace end-use market is highly cyclical and is impacted by the level of global air passenger traffic in general, which in turn is influenced by global economic conditions, fleet fuel and maintenance costs, geopolitical developments, pandemics, supply chain issues, and inflationary forces. Revenues from the commercial aerospace end-use market represented 42% of our total net revenues for 2024.

The elevated inflation rate, high interest rates, supply chain issues, geopolitical developments, and other events have contributed and/or continues to contribute to a general slowdown in the global economy. Further, one of our largest customers, The Boeing Company ("Boeing"), was notified by the Federal Aviation Administration ("FAA") in early January 2024 it initiated an investigation into Boeing's quality control system. This notification was followed by the FAA announcing actions to increase its oversight of Boeing as well as not approving production rate increases or additional production lines for the 737 MAX until it is satisfied that Boeing is in full compliance with required quality control procedures. In July 2024, Boeing also pled guilty to conspiracy fraud charges, which may result in additional external oversight on its manufacturing and quality control process. Further, in September 2024, the International Association of Machinists and Aerospace Workers District 751 voted to initiate a labor strike affecting more than 30,000 Boeing manufacturing employees primarily located in Washington state, and the manufacturing employees, after rejecting the contract offer in October, voted to approve the revised contract offer in November 2024. The combination of these factors has, in turn, created a significant challenge for some of our customers and the entire commercial aerospace manufacturing and services sector. Airline financial performance, which also plays a role in the demand for new capacity, has been adversely impacted by the aforementioned issues. According to the International Air Transport Association ("IATA"), it is estimating industry-wide profits of $31.5 billion for 2024, an increase from its forecast of $25.7 billion a year ago. For 2025, IATA is forecasting $36.6 billion in profits for the industry globally. Thus, the overall outlook continues to stabilize as we face uncertainties in the environment in the near-to medium-term as airlines are facing persistently high and volatile costs. The global economy is expecting a continued easing of inflation and interest rates, with regional economic and geopolitical difficulties adding uncertainty to the outlook and the financial viability of some airlines and regions.

In The Boeing Company's ("Boeing") 2024 Annual Report on Form 10-K filed with the Securities and Exchange Commission (the "SEC"), they indicated that in 2024, global air traffic continued to expand beyond 2019 levels with domestic travel continuing to be the most robust and the single-aisle market following closely. International travel also surpassed pre-pandemic levels during 2024 and the wide-body market continues to improve with international travel recovery. The transition in the international commercial market from recovery to normal market conditions is continuing to progress as China international travel remains below 2019 levels. Overall, Boeing is experiencing strong demand from its airline customers globally.

The long-term outlook for the industry remains positive due to the fundamental drivers of air travel demand: economic growth, increasing propensity to travel due to increased trade, globalization and improved airline services driven by liberalization of air traffic rights between countries. Boeing's commercial market outlook forecast projects a three and two tenths percent growth rate in the global fleet over a 20 year period. Based on long-term global economic growth projections of two and six tenths percent average in annual gross domestic product ("GDP") growth, Boeing projects demand for 43,975 new airplanes over the next 20 years. However, the industry remains vulnerable to various developments including fuel price spikes, credit market fluctuations, acts of terrorism, natural disasters, conflicts, epidemics, pandemics, and increased global environmental regulations. We believe we are well positioned given our product capabilities, investment in inventories and contract assets, and our initiatives to increase operating efficiencies to participate in the near term recovery and the long term projected growth rate for commercial air traffic and build rates for large commercial aircraft for the airframe manufacturing industry. If the recovery is slower than anticipated or any of those various developments occur, it could have a material adverse effect on our results of operations, financial position, and/or cash flows.

Defense End-Use Market

Our defense end-use market includes products used in military and space, including technologies and structures applications. The defense end-use market is highly cyclical and is impacted by the level of government defense spending. Government defense spending is impacted by national defense policies and priorities, political climates, fiscal budgetary constraints, U.S. Federal budget deficits, projected economic growth and the level of global military or security threats, or other conflicts. Revenues from the military and space end-use market in 2024 represented 54% of our total net revenues during 2024.

On December 21, 2024, the U.S. Government enacted a continuing resolution ("CR") to keep the government funded through March 14, 2025 while the Congress works to enact full year fiscal year 2025 ("FY25") appropriation bills or an additional CR to fund government departments and agencies after March 14, 2025. We, and a number of our customers rely on the U.S. Government in various aspects of our defense and commercial businesses. In the event of a shutdown, requirements to furlough employees in the U.S. Department of Defense ("U.S. DoD") or other government agencies could result in payment delays, impair our ability to perform work on existing contracts or otherwise impact our operations, negatively impact future orders, and/or cause other disruptions or delays.

The U.S. Government could experience a disruption to its operations and/or payments in 2025 as a result of the U.S. Treasury exhausting extraordinary measures after reaching its debt limit. In addition, U.S. Government discretionary spending in FY24 and FY25, including defense spending, was capped by the Fiscal Responsibility Act of 2023 ("FRA23"). If a CR for FY25 is in place on April 30, 2025, it would trigger a sequester under the FRA23. These potential disruptions, and any other broader macroeconomic impacts, could affect our current programs and contracts and have a material effect on our financial position, results of operations and/or cash flows. For additional information related to our revenues from customers whose principal sales are to the U.S. Government and our direct sales to the U.S. Government, see "Risk Factors" contained within Part I, Item 1A of this Annual Report on Form 10-K ("Form 10-K").

INDUSTRIAL END-USE MARKETS OVERVIEW

Our industrial, medical and other (collectively, "Industrial") end-use markets are diverse and are impacted by the customers' needs for increasing electronic content and a desire to outsource. Factors expected to impact these markets include capital and industrial goods spending and general economic conditions. Our products are used in heavy industrial manufacturing systems and certain medical applications. Revenues from the Industrial end-use markets were 4% of our total net revenues during 2024.

We believe our business in these markets in the long-term, is stable and we are well positioned in these markets even though the elevated inflation rate, high interest rates, and supply chain issues has had and will continue to have an impact on our business.

SALES AND MARKETING

Our commercial revenues are substantially dependent on airframe manufacturers' production rates of new aircraft. Deliveries of new aircraft by airframe manufacturers are dependent on the demand and financial capacity of its customers, primarily airlines and leasing companies, to purchase the aircraft. Thus, revenues from commercial aircraft could be affected as a result of changes in new aircraft orders, or the cancellation or deferral by airlines of purchases of ordered aircraft. Further, our revenues from commercial aircraft programs could be affected by changes in our customers' inventory levels and changes in our customers' aircraft production build rates as a result of changing demand by their end customer or in order to comply with regulatory requirements. Due to the effects from the supply chain issues or regulatory compliance requirements, while both major large aircraft manufacturers, Boeing and Airbus SE ("Airbus"), expect improved build rates, it will take longer to reach pre-COVID-19 pandemic levels. While the ramp up in production and demand will be slower in the near and medium future, we will continue to identify opportunities to expand our presence and offerings with both major large aircraft manufacturers and their supply chain.

Military components manufactured by us are employed in many of the country's front-line fighters, bombers, rotary-wing aircraft and support aircraft, as well as land and sea-based applications. Our defense business is diversified among a number of military manufacturers and programs. In the space sector, we are expanding our presence with unmanned aerial vehicles and continue to support various satellite programs.

Our sales into the Industrial end-use markets are customer focused in various markets and driven primarily by their capital spending and manufacturing outsourcing demands.

We continue to broaden and diversify our customer base in the end-use markets we serve by providing innovative product and service solutions by drawing on our core competencies, experience and technical expertise. Net revenues related to military and space, commercial aerospace, and Industrial end-use markets in 2024 and 2023 were as follows:



Many of our contracts are firm fixed price contracts subject to termination at the convenience of the customer (as well as for default). In the event of termination for convenience, the customer generally is required to pay the costs we have incurred and certain other fees through the date of termination, plus a reasonable profit. Larger, long-term government subcontracts may have provisions for milestone payments, progress payments or cash advances for purchase of inventory.

Our marketing efforts primarily consist of developing strong, long-term relationships with our customers, which provide the basis for future sales. These close relationships allow us to gain a better insight into each customer's business needs, identify ways to provide greater value to the customer, and allow us to be designated early in the design process for various products and/or high volume products.

SEASONALITY

The timing of our revenues is governed by the purchasing patterns of our customers, and, as a result, we may not generate revenues equally during the year. However, no material portion of our business is considered to be seasonal.

MAJOR CUSTOMERS

We currently generate the majority of our revenues from the aerospace and defense industries. As a result, we have significant revenues from certain customers. Boeing and RTX Corporation (f/k/a Raytheon Technologies Corporation) ("RTX") were our largest customers, with Boeing generating 8.2% and RTX generating 18.5% of our 2024 net revenues. Revenues from our top 10 customers, including Boeing and RTX, were 60% of total net revenues during 2024. Net revenues by major customer for 2024 and 2023 were as follows:



2024 Net Revenues by Major Customer

- Boeing: 8%
- Lockheed: 5%
- Northrop Grumman: 6%
- RTX: 19%
- Spirit: 6%
- Viasat: 3%
- Next Top Four Customers: 13%
- All Other Customers: 40%

2023 Net Revenues by Major Customer

- Boeing: 8%
- Lockheed: 4%
- Northrop Grumman: 6%
- RTX: 17%
- Spirit: 6%
- Viasat: 6%
- Next Top Four Customers: 12%
- All Other Customers: 41%

Net revenues from our customers, except the U.S. Government, are diversified over a number of different military and space, commercial aerospace, industrial, medical and other products. For additional information on revenues from major customers, see Note 17 to our consolidated financial statements included in Part IV, Item 15(a) of this Form 10-K.

RESEARCH AND DEVELOPMENT

We perform concurrent engineering with our customers and product development activities under our self-funded programs, as well as under contracts with others. Concurrent engineering and product development activities are performed for commercial, military and space applications.

RAW MATERIALS AND COMPONENTS

Raw materials and components used in the manufacturing of our products include aluminum, titanium, steel and carbon fibers, as well as a wide variety of electronic interconnect and circuit card assemblies and components. These raw materials are generally available from a number of suppliers and are generally in adequate supply. However, from time to time, and due to the lingering supply chain issues, we have experienced increases in lead times and limited availability of various items including aluminum, titanium and certain other raw materials and/or components. Moreover, certain components, supplies and raw materials for our operations are purchased from single source suppliers and occasionally, directed by our customers. In such instances, we strive to develop alternative sources and design modifications to minimize the potential for business interruptions.

COMPETITION

The markets we serve are highly competitive, and our products and services are affected by varying degrees of competition. We compete worldwide with domestic and international companies in most markets. These companies may have competitive advantages as a result of greater financial resources, economies of scale and bundled products and services that we do not offer. Additional information related to competition is discussed in Risk Factors contained within Part I, Item 1A of this Form 10-K. Our ability to compete depends principally upon the breadth of our technical capabilities, the quality of our goods and services, competitive pricing, product performance, design and engineering capabilities, new product innovation, the ability to solve specific customer needs, and customer relationships.

PATENTS AND LICENSES

We have several patents, but we do not believe that our operations are dependent upon any single patent or group of patents. In general, we rely on technical superiority, continual product improvement, exclusive product features, superior lead time, on-time delivery performance, quality, and customer relationships to maintain our competitive advantage.

REMAINING PERFORMANCE OBLIGATIONS AND BACKLOG

We define performance obligations as customer placed purchase orders ("POs") with firm fixed price and firm delivery dates. The majority of the long-term agreements ("LTAs") we enter into do not meet the definition of a contract under Accounting Standards Codification 606 ("ASC 606") and thus, the backlog amount may or may not be greater than the remaining performance obligations amount as defined under ASC 606. Revenue based on remaining performance obligations is subject to delivery delays or program cancellations, which are beyond our control. Remaining performance obligations were $1,012.6

million at December 31, 2024. We anticipate recognizing an estimated 70% or $709.0 million of our remaining performance obligations during 2025.

We define backlog as potential revenue that is based on customer placed POs and LTAs with firm fixed price and expected delivery dates of 24 months or less. Backlog is subject to delivery delays or program cancellations, which are beyond our control. Backlog is affected by timing differences in the placement of customer orders, and tends to be concentrated in several programs to a greater extent, than our net revenues. As a result of these factors, trends in our overall level of backlog may not be indicative of trends in our future net revenues. Backlog was $1,060.8 million at December 31, 2024, compared to $993.6 million at December 31, 2023. The increase in backlog was primarily in the military and space end-use markets, partially offset by a decrease in the commercial aerospace end-use markets and the industrial end-use markets.

ENVIRONMENTAL MATTERS

Our business, operations and facilities are subject to numerous stringent federal, state and local environmental laws and regulations issued by government agencies, including but not limited to the Environmental Protection Agency ("EPA") and similar state agencies. Among other matters, these regulatory authorities impose requirements that regulate the emission, discharge, generation, management, transport and disposal of hazardous and non-hazardous materials, pollutants and contaminants. These regulations govern public and private response actions to hazardous or regulated substances that could be or have been released into the environment, or endanger human health and safety, and they require us to obtain and maintain licenses and permits in connection with our operations. We may also be required to investigate and remediate the effects of a release or the possible disposal of materials at sites associated with our past and present operations. Additionally, this extensive regulatory framework imposes significant compliance burdens and risks on us. For example, in 2023, California passed two wide-reaching bills that are likely to impose significant and mandatory climate-related reporting requirements for large public and private companies doing business in the state. The bills were subsequently amended in 2024 and will ultimately likely require annual disclosure of audited Scope 1 and 2 greenhouse gas ("GHG") emissions and biennial disclosure related to certain climate risks, beginning in January 2026 and subject to final regulations expected to be promulgated by the California Air Resources Board around or near July 2025. We anticipate that capital expenditures will continue to be required for the foreseeable future to upgrade and maintain our environmental compliance efforts, however, we currently do not expect such expenditures to be material in 2025 and the near term.

Structural Systems has been directed by California environmental agencies to investigate and take corrective action for groundwater contamination at its facilities located in Adelanto (a.k.a., El Mirage) and Monrovia, California. Based on currently available information, we have accrued $1.5 million at December 31, 2024 for our estimated liabilities related to these sites. For further information, see Note 16 in the accompanying notes to consolidated financial statements included in Part IV, Item 15(a) of this Form 10-K. In addition, see Risk Factors contained within Part I, Item 1A of this Form 10-K for certain risks related to environmental matters.

HUMAN CAPITAL

Our employees are critical to our success. We promote a culture of honesty, respect, trust, and teamwork through our Code of Business Conduct. Also, we have been engaged in a number of social matters and issues, both within the Company in our management of human capital, and externally with our community based initiatives.

Employee Safety and Health

The safety of our workforce remains our highest priority. To this end, we continue to focus on protecting the health and safety of our employees and maintaining a safe work environment.

In 2024, we continued to invest in infrastructure to improve internal safety protocols related to key processes and refined our health and safety software tools to track and engage our performance centers to further reduce our lost time and total recordable incident rates.

Human Capital Management

We promote fairness and equal opportunities through our employment practices and processes and continue to drive a merit-based culture throughout our company. These priorities are demonstrated by fostering employees' well-being and encouraging the sharing of ideas and unique perspectives, promoting innovation, creativity, collaboration and supporting the development, growth and advancement of individual contributions. In 2020, we partnered with the Fund II Foundation to utilize its innovative internX platform to provide access to highly qualified and diverse science, technology, engineering and math ("STEM") students. We believe that broadening the diversity of our pool of potential qualified applicants at the intern level will support our efforts at a diverse workforce reflective of the population and help us continue to develop a more diverse leadership team as our interns continue in their careers.

Talent Acquisition, Retention, and Development

We attract, develop, and retain employee talent by offering competitive compensation packages and fostering a culture of care about their well-being. In addition, we endeavor to be a proactive corporate citizen by being responsive and supportive of the needs of our employees to attract qualified talent. We strive to provide equal opportunities for advancement to all our employees within our company based on individual merit and award merit-based scholarships to the children and grandchildren of our employees so that they may develop the skills that will support their entry into the workforce. In addition, we have an Employee Stock Purchase Plan ("ESPP") to provide employees the opportunity to share in the ownership of our company and benefit from our performance through the purchase of our company's stock. The ESPP allows eligible employees to accumulate contributions through after-tax payroll deductions to purchase shares of our Company's stock at a 15% discount and serves as one of the key retention mechanisms for our human capital.

Workforce Demographics

As of December 31, 2024, we had a highly skilled workforce of 2,180 employees, of which 268 are subject to a collective bargaining agreement expiring in April 2025. Historically, we have been successful in negotiating renewals to expiring agreements without material disruption of operating activities, and believe our relations with our employees are good. See Risk Factors contained within Part I, Item 1A of this Form 10-K for additional information regarding certain risks related to our employees.

AVAILABLE INFORMATION

General information about us can be obtained from our website address at www.ducommun.com. We file electronically with the SEC required reports on Form 8-K, Form 10-Q, and Form 10-K; proxy materials; ownership reports for insiders as required by Section 16 of the Securities Exchange Act of 1934, as amended, registration statements on Forms S-3 and S-8, as necessary; and other forms or reports as required. Our Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports, if any, are available free of charge on our website as soon as reasonably practicable after they are filed with or furnished to the SEC. Information included on our website is not incorporated by reference in this Form 10-K. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding SEC registrants, including our company.

ITEM 1A. RISK FACTORS

Our business, financial condition, results of operations and cash flows may be affected by known and unknown risks, uncertainties and other factors. We have summarized below the significant, known material risks to our business. Additional risk factors not currently known to us or that we currently believe are immaterial may also impair our business, financial condition, results of operations and cash flows. Any of these risks, uncertainties and other factors could cause our future financial results to differ materially from recent financial results or from currently anticipated future financial results. The risk factors below should be considered together with the information included elsewhere in this Form 10-K as well as other required filings by us with the SEC.

CAPITAL STRUCTURE RISKS

Our indebtedness could limit our financing options, adversely affect our financial condition, and prevent us from fulfilling our debt obligations.

In July 2022, we completed a refinancing of our then existing debt by entering into a new term loan ("2022 Term Loan") and a new revolving credit facility ("2022 Revolving Credit Facility"). The 2022 Term Loan is a $250.0 million senior secured loan that matures in July 2027. The 2022 Revolving Credit Facility is a $200.0 million senior secured revolving credit facility that matures in July 2027. The 2022 Term Loan and 2022 Revolving Credit Facility, collectively are the new credit facilities ("2022 Credit Facilities"). The terms of the 2022 Term Loan require us to make installment payments of 0.625% of the initial outstanding principal balance on a quarterly basis during years one and two, 1.250% during years three and four, and 1.875% during year five, on the last business day of each calendar quarter. In addition, the undrawn portion of the commitment of the 2022 Revolving Credit Facility is subject to a commitment fee ranging from 0.175% to 0.275%, based upon the consolidated total net adjusted leverage ratio.

At December 31, 2024, we had a total of $243.2 million of outstanding long-term debt under the 2022 Credit Facilities. The total long-term debt was primarily the result of our acquisitions, including Lightning Diversion Systems, LLC ("LDS") in September 2017, Certified Thermoplastics Co., LLC ("CTP") in April 2018, Nobles Worldwide, Inc. ("Nobles") in October 2019, and BLR Aerospace, L.L.C. ("BLR") in April 2023.

Our ability to obtain additional financing or complete a debt refinancing in the future may be limited. Should we not have ready access to capital markets, we may have to undertake alternative financing plans, such as selling assets; reducing or delaying scheduled expansions, acquisitions and/or capital investments; or seeking various other forms of capital. Our ability to complete reasonable alternative financing plans may be affected by circumstances and economic events outside of our control. We cannot ensure that we would be able to refinance our debt or enter into alternative financing plans in adequate amounts on commercially reasonable terms, terms acceptable to us or at all, or that such plans guarantee that we would be able to meet our debt obligations.

Our level of debt could:

- limit our ability to obtain additional financing to fund capital expenditures, investments or acquisitions or other general corporate requirements;

- require a portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, investments or acquisitions or other general corporate purposes;

- increase our vulnerability to adverse changes in general economic, industry and competitive conditions;

- place us at a disadvantage compared to other, less leveraged competitors;

- expose us to the risk of increased borrowing costs and rising or high interest rates as a portion of our current borrowings under our 2022 Credit Facilities bear interest at variable rates (however, we have interest rate swaps that became effective on January 1, 2024, with an aggregate total notional amount of $150.0 million with a seven year tenor), which could further adversely impact our cash flows;

- limit our flexibility to plan for and react to changes in our business and the industry in which we compete;

- restrict us from making strategic acquisitions;

- expose us to risk of unfavorable changes in the global credit markets; and

- make it more difficult for us to satisfy our obligations with respect to the 2022 Credit Facilities and our other debt.

The occurrence of any one of these events could have an adverse effect on our business, financial condition, results of operations and ability to satisfy our obligations in respect of our outstanding debt.

We require a considerable amount of cash to run our business.

Our ability to make payments on our debt in the future and to fund planned capital expenditures and working capital needs, will depend upon our ability to generate significant cash in the future. Our ability to generate cash is subject to economic, financial, competitive, legislative, regulatory and other factors that may be beyond our control.

The terms of the 2022 Term Loan require us to make installment payments of 0.625% of the initial outstanding principal balance on a quarterly basis during years one and two, 1.250% during years three and four, and 1.875% during year five, on the last business day of each calendar quarter. In addition, the undrawn portion of the commitment of the 2022 Revolving Credit Facility is subject to a commitment fee ranging from 0.175% to 0.275%, based upon the consolidated total net adjusted leverage ratio.

In April 2023, we acquired 100% of the outstanding equity interests of BLR for an initial purchase price of $115.0 million, net of cash acquired, all payable in cash. We paid a gross aggregate of $117.0 million in cash upon the closing of the transaction. We utilized the 2022 Revolving Credit Facility to complete the acquisition. See Note 2 to our consolidated financial statements included in Part IV, Item 15(a) of this Form 10-K for further discussion.

In July 2022, as a result of completing a refinancing of our existing debt, we were required to complete an amendment of all the forward interest rate swaps ("Amended Forward Interest Rate Swaps") we entered into in November 2021 that were based on U.S. dollar-one month London Interbank Offered Rate ("LIBOR") to be based on one month Term Secured Overnight Financing Rate ("SOFR") as borrowings can only be based on SOFR. The Amended Forward Interest Rate Swaps, with an aggregate total notional amount of $150.0 million and all with a seven year tenor, became effective on January 1, 2024. The weighted average fixed rate of the Amended Forward Interest Rate Swaps was 1.7%. At December 31, 2024, the outstanding balance on the 2022 Credit Facilities was $243.2 million with an average interest rate of 7.25%. Should interest rates increase significantly, our debt service cost on the variable portion of our debt will increase. Any inability to generate sufficient cash flow could have a material adverse effect on our financial condition or results of operations. See Note 1, Note 4, and Note 10 to our consolidated financial statements included in Part IV, Item 15(a) of this Form 10-K for further discussion.

While we expect to meet all of our financial obligations, we cannot ensure that our business will generate sufficient cash flow from operations in an amount sufficient to enable us to pay our debt or to fund our other liquidity needs.

We require a considerable amount of cash to fund our anticipated voluntary principal prepayments on our Credit Facilities.

Our ability to reduce the debt outstanding under our 2022 Credit Facilities through voluntary principal prepayments will be a contributing factor to our ability to keep our interest rate towards the lower end of the interest rate range as defined in the 2022 Credit Facilities. Our ability to make such prepayments will depend upon our ability to generate significant cash in the future. We cannot ensure that our business will generate sufficient cash flow from operations to fund any such prepayments.

The covenants in our credit facilities impose restrictions that may limit our operating and financial flexibility.

We are required to comply with a leverage covenant as defined in the 2022 Credit Facilities. The leverage covenant is defined as Consolidated Funded Indebtedness less unrestricted cash and cash equivalents in excess of $5.0 million, divided by consolidated earnings before interest, taxes and depreciation and amortization ("EBITDA") and other adjustments.

At December 31, 2024, we were in compliance with the leverage covenant under the 2022 Credit Facilities. However, there is no assurance that we will continue to be in compliance with the leverage covenant in future periods.

The 2022 Credit Facilities' agreements contains a number of significant restrictions and covenants that limit our ability, among other things, to incur additional indebtedness, to create liens, to make certain payments, to make certain investments, to engage in transactions with affiliates, to sell certain assets or enter into mergers.

These covenants could materially and adversely affect our ability to finance our future operations or capital needs. Furthermore, they may restrict our ability to expand, pursue our business strategies and otherwise conduct our business. Our ability to comply with these covenants may be affected by circumstances and events beyond our control, such as prevailing economic conditions and changes in regulations, and we cannot ensure that we will be able to comply with such covenants. These restrictions also limit our ability to obtain future financings to withstand a future downturn in our business or the economy in general.

A breach of any covenant in the 2022 Credit Facilities could result in a default under the 2022 Credit Facilities. A default, if not waived, could result in acceleration of the debt outstanding under the agreement. A default could permit our lenders to foreclose on any of our assets securing such debt. Even if new financing were available at that time, it may not be on terms or amounts that are acceptable to us or terms as favorable as our current agreements. If our debt is in default for any reason, our business, results of operations and financial condition could be materially and adversely affected.

The typical trading volume of our common stock may affect an investor's ability to sell significant stock holdings in the future without negatively impacting stock price.

The level of trading activity may vary daily and typically represents only a small percentage of outstanding shares. As a result, a stockholder who sells a significant amount of shares in a short period of time could negatively affect our share price.

Our amount of debt may require us to raise additional capital to fund acquisitions.

We may sell additional shares of common stock or other equity securities to raise capital in the future, which could dilute the value of an investor's holdings.

BUSINESS AND OPERATIONAL RISKS

Our end-use markets are cyclical.

We sell our products into aerospace, defense, and industrial end-use markets, which are cyclical and have experienced periodic declines. Our sales are, therefore, unpredictable and may tend to fluctuate based on a number of factors, including global economic conditions, U.S. defense budgetary spending, geopolitical developments and conditions, pandemics, supply chain shortages, rising or high interest rates and other developments affecting our end-use markets and the customers served. Consequently, results of operations in any period should not be considered indicative of the operating results that may be experienced in any future period.

We depend upon a select base of industries and customers, which subjects us to unique risks which may adversely affect us.

We currently generate the majority of our revenues from customers in the aerospace and defense industry. Our business depends, in part, on the level of new military and commercial aircraft orders. As a result, we have significant sales to certain customers. Sales to The Boeing Company ("Boeing"), Spirit AeroSystems Holdings, Inc. ("Spirit"), and Viasat, Inc. ("Viasat") comprise a significant portion of our commercial aerospace end-use market in 2024. A significant portion of our net sales in our military and space end-use markets are made under subcontracts with original equipment manufacturers ("OEMs"), under their prime contracts with the U. S. Government. We had significant sales to Lockheed Martin Corporation ("Lockheed"), Northrop Grumman Corporation ("Northrop"), and RTX Corporation (f/k/a Raytheon Technologies Corporation) ("RTX") in 2024 in our defense technologies end-use market.

Our customers may experience delays in the launch and certification of new products, labor strikes, diminished liquidity or credit unavailability, weak demand for their products, or other difficulties in their business. In addition, shifts in government spending priorities have caused and may continue to cause additional uncertainty in the placement of orders.

Our revenues from our top ten customers, which represented 60% of our total 2024 net revenues, were diversified over a number of different aerospace and defense products. Any significant change in production rates by these customers would have a material effect on our results of operations and cash flows. There is no assurance that our current significant customers will continue to buy products from us at current levels, or that we will retain any or all of our existing customers, or that we will be able to form new relationships with customers upon the loss of one or more of our existing customers. This risk may be further complicated by pricing pressures, competition prevalent in our industry and other factors. A significant reduction in sales to any of our major customers, the loss of a major customer, or a default of a major customer on accounts receivable could have a material adverse impact on our financial results.

Boeing was one of our largest customers in 2024, and the 737 MAX was one of our highest commercial end use market revenue platforms. In early January 2024, the FAA initiated an investigation into Boeing's quality control system. This was followed by the FAA announcing actions to increase its oversight of Boeing as well as not approving production rate increases or additional production lines for the 737 MAX until it is satisfied that Boeing is in full compliance with required quality control procedures. In addition, in July 2024, Boeing also pleaded guilty to conspiracy fraud charges, which may result in additional external oversight on its manufacturing quality control process. Further, in September 2024, the International Association of Machinists and Aerospace Workers District 751 voted to initiate a labor strike affecting more than 30,000 Boeing manufacturing employees primarily located in Washington state, and the manufacturing employees, after rejecting the contract offer in October, voted to approve the revised contract offer in November 2024. Revenue growth with our other commercial customers, including Airbus SE ("Airbus"), and continued solid demand from defense OEMs (also known as prime contractors) have helped to mitigate a significant portion of this risk for the time being. However, the industry remains vulnerable to various developments including fuel spikes, inflationary forces, supply chain issues, and elevated high interest rates.

We generally make sales under purchase orders and contracts that are subject to cancellation, modification or rescheduling. Changes in the economic environment and the financial condition of the industries we serve could result in customer cancellation of contractual orders or requests for rescheduling. Some of our contracts have specific provisions relating to schedule and performance, and failure to deliver in accordance with such provisions could result in cancellations, modifications, rescheduling and/or penalties, in some cases at the customers' convenience and without prior notice. While we have normally recovered our direct and indirect costs plus profit, such cancellations, modifications, or rescheduling that cannot be replaced in a timely fashion, could have a material adverse effect on our financial results.

A significant portion of our business depends upon U.S. Government defense spending.

We derive a significant portion of our business from customers whose principal sales are to the U.S. Government. Accordingly, the success of our business depends upon government spending generally or for specific departments or agencies in particular. Such spending, among other factors, is subject to the uncertainties of governmental appropriations and national defense policies and priorities, constraints of the budgetary process, timing and potential changes in these policies and priorities, and the adoption of new laws or regulations or changes to existing laws or regulations.

These and other factors could cause the government and government agencies, or prime contractors that use us as a subcontractor, to reduce their purchases under existing contracts, to exercise their rights to terminate contracts for convenience or to abstain from exercising options to renew contracts, any of which could have a material adverse effect on our business, financial condition and results of operations.

Further, the levels of U.S. Department of Defense ("U.S. DoD") spending in future periods are difficult to predict and are impacted by numerous factors such as the political environment, U.S. foreign policy, macroeconomic conditions and the ability of the U.S. Government to enact relevant legislation such as the authorization and appropriations bills. For instance, on December 21, 2024, the U.S. government enacted a continuing resolution ("CR") to keep the government funded through March 14, 2025 while the Congress works to enact full year fiscal year 2025 ("FY25") appropriation bills or an additional CR to fund government departments and agencies after March 14, 2025. We, and a number of our customers rely on the U.S. government in various aspects of our defense and commercial businesses. In the event of a shutdown, requirements to furlough employees in the U.S. DoD or other government agencies could result in payment delays, impair our ability to perform work on existing contracts or otherwise impact our operations, negatively impact future orders, and/or cause other disruptions or delays.

The U.S. government could experience a disruption to its operations and/or payments in 2025 as a result of the U.S. Treasury exhausting extraordinary measures after reaching its debt limit. In addition, U.S. government discretionary spending in FY24 and FY25, including defense spending, was capped by the Fiscal Responsibility Act of 2023 ("FRA23"). If a CR for FY25 is in place on April 30, 2025, it would trigger a sequester under the FRA23. These potential disruptions, and any other broader macroeconomic impacts, could affect our current programs and contracts and have a material effect on our financial position, results of operations and/or cash flows.

Exports of certain of our products and our production facility in Guaymas, Mexico are subject to various export control regulations and authorizations, and we may not be successful in obtaining the necessary U.S. Government approvals and related export licenses for proposed sales to certain foreign customers.

We must comply with numerous laws and regulations relating to the export of some of our products before we are permitted to sell or manufacture those products outside the United States. Compliance often entails the submission and timely receipt of the necessary export approvals, licenses, or authorizations from the U.S. Government. Over the last several years, the U.S. export licensing environment for munitions has been adversely affected by a number of factors, including, but not limited to, the changing geopolitical environment and heightened tensions with other countries (which shift and evolve over time). Accordingly, we can give no assurance that we will be successful in obtaining, in a timely manner or at all, the approvals, licenses or authorizations we need to sell or manufacture our products outside the United States, which may result in the cancellation of orders and significant penalties to our customers if we do not make deliveries and fulfill our contractual commitments. Any significant delay in, or impairment of, our ability to sell products outside of the United States could have a material adverse effect on our business, financial condition and results of operations.

Contracts with some of our customers, including Federal government contracts, contain provisions which give our customers a variety of rights that are unfavorable to us and the OEMs to whom we provide products and services, including the ability to terminate a contract at any time for convenience.

Contracts with some of our customers, including Federal government contracts, contain provisions and are subject to laws and regulations that provide rights and remedies not typically found in commercial contracts. These provisions may allow our customers to:

- terminate existing contracts, in whole or in part, for convenience, as well as for default, or if funds for contract performance for any subsequent year become unavailable;

- terminate existing contracts if we are suspended or debarred from doing business with the federal government or with a governmental agency;

- prohibit future procurement awards with a particular agency as a result of a finding of an organizational conflict of interest based upon prior related work performed for the agency that would give a contractor an unfair advantage over competing contractors; and

- claim rights in products and systems produced by us.

If the U.S. Government terminates a contract for convenience, the counterparty with whom we have contracted on a subcontract may terminate its contract with us. As a result of any such termination, whether on a direct government contract or subcontract, we may recover only our incurred or committed costs, settlement expenses and profit on work completed prior to the termination. If the U.S. Government terminates a direct contract with us for default, we may not even recover those amounts and instead may be liable for excess costs incurred by the U.S. Government in procuring undelivered items and services from another source.

In addition, the U.S. Government is typically required to open all programs to competitive bidding and, therefore, may not automatically renew any of its prime contracts. If one or more of our customers' government prime or subcontracts is terminated or canceled, our failure to replace sales generated from such contracts would result in lower sales and could have an adverse effect on our business, results of operations and financial condition.

Further consolidation in the aerospace industry could adversely affect our business and financial results.

The aerospace and defense industry has and continues to experience significant consolidation, including our customers, competitors and suppliers. Consolidation among our customers may result in delays in the awarding of new contracts and losses of existing business. Consolidation among our competitors may result in larger competitors with greater resources and market share, which could adversely affect our ability to compete successfully. Consolidation among our suppliers may result in fewer sources of supply and increased cost to us.

Our growth strategy includes evaluating selected acquisitions, which entails certain risks to our business and financial performance.

We have historically achieved a portion of our growth through acquisitions and expect to evaluate selected future acquisitions as part of our strategy for growth. Any acquisition of another business entails risks and it is possible that we may not realize the expected benefits from an acquisition or that an acquisition could adversely affect our existing operations. Acquisitions entail certain risks, including:

- difficulty in integrating the operations and personnel of the acquired company within our existing operations or in maintaining uniform standards;

- loss of key employees or customers of the acquired company;

- the failure to achieve anticipated synergies;

- unrecorded liabilities of acquired companies that we fail to discover during our due diligence investigations or that are not subject to indemnification or reimbursement by the seller; and

- management and other personnel having their time and resources diverted to evaluate, negotiate and integrate acquisitions.

We may not be successful in achieving expected operating efficiencies and sustaining or improving operating expense reductions, and may experience business disruptions associated with restructuring, performance center consolidations, realignment, cost reduction, and other strategic initiatives.

In recent years, we have implemented a number of restructuring, realignment, and cost reduction initiatives, including performance center consolidations, organizational realignments, and reductions in our workforce. While we have realized some efficiencies from these actions, we may not realize the benefits of these initiatives to the extent we anticipated. Further, such benefits may be realized later than expected, and the ongoing difficulties in implementing these measures may be greater than anticipated, which could cause us to incur additional costs or result in business disruptions. In addition, if these measures are not successful or sustainable, we may have to undertake additional realignment and cost reduction efforts, which could result in significant additional charges. Moreover, if our restructuring and realignment efforts prove ineffective, our ability to achieve our other strategic and business plan goals may be adversely impacted.

As we move up the value chain to become a more value added supplier, enhanced design, product development, manufacturing, supply chain project management and other skills will be required.

We may encounter difficulties as we execute our growth strategy to move up the value chain to become a more value added supplier of more complex assemblies. Difficulties we may encounter include, but are not limited to, the need for enhanced and expanded product design skills, enhanced ability to control and influence our suppliers, enhanced quality control systems and infrastructure, enhanced large-scale project management skills, and expanded industry certifications. Assuming incremental project design responsibilities would require us to assume additional risk in developing cost estimates and could expose us to increased risk of losses. There can be no assurance that we will be successful in obtaining the enhanced skills required to move up the value chain or that our customers will outsource such functions to us.

Risks associated with operating and conducting our business outside the United States could adversely impact us.

We have a manufacturing facility that we lease in Mexico and also derive a portion of our net revenues from direct foreign sales. Further, our customers may derive portions of their revenues from non-U.S. customers. As a result, we are subject to the risks of conducting and operating our business internationally, including:

- political instability that may result in price fluctuations of raw materials;

- economic and geopolitical developments and conditions;

- pandemics and disasters, natural or otherwise;

- compliance with a variety of international laws, as well as U.S. laws affecting the activities of U.S. companies conducting business abroad, including, but not limited to, the Foreign Corrupt Practices Act;

- imposition of taxes, export control approvals or licenses, tariffs, embargoes and other trade restrictions;

- difficulties repatriating funds or restrictions on cash transfers; and

- potential for new tariffs imposed on imports by the U.S. administration that may affect our ability to import raw materials into the U.S. and finished goods from our leased manufacturing facility in Mexico and increase the cost of such imports.

While the impact of these factors is difficult to predict, we believe any one or more of these factors could have a material adverse effect on our financial results.

Customer pricing pressures could reduce the demand and/or price for our products and services.

The markets we serve are highly competitive and price sensitive. We compete worldwide with a number of domestic and international companies that have substantially greater manufacturing, purchasing, marketing and financial resources than we do. Many of our customers have the in-house capability to fulfill their manufacturing requirements. Our larger competitors may be able to compete more effectively for very large-scale contracts than we can by providing different or greater capabilities or benefits such as technical qualifications, past performance on large-scale contracts, geographic presence, price and availability of key professional personnel. If we are unable to successfully compete for new business, our net revenues growth and operating margins may decline.

Some of our major customers have completed extensive cost containment efforts and we expect continued pricing pressures in 2025 and beyond. Competitive pricing pressures may have an adverse effect on our financial condition and operating results. Further, there can be no assurance that competition from existing or potential competitors in other segments of our business will not have a material adverse effect on our financial results. If we do not continue to compete effectively and win contracts, our future business, financial condition, results of operations and our ability to meet our financial obligations may be materially compromised.

Our products and processes are subject to risk of obsolescence as a result of changes in technology and evolving industry and regulatory standards.

The future success of our business depends in large part upon our and our customers' ability to maintain and enhance technological capabilities, develop and market manufacturing services that meet changing customer needs and successfully anticipate or respond to technological advances in manufacturing processes such as the incorporation of artificial intelligence and other disruptive technologies on a cost-effective and timely basis, while meeting evolving industry and regulatory standards. To address these risks, we invest in product design and development, and incur related capital expenditures. There can be no guarantee that our product design and development efforts will be successful, or that funds required to be invested in product design and development or incurred as capital expenditures will not increase materially in the future.

We may not have the ability to renew facilities leases on terms favorable to us and relocation of operations presents risks due to business interruption.

Certain of our manufacturing facilities and offices are leased and have lease terms that expire between 2025 and 2034. The majority of these leases provide renewal options at the fair market rental rate at the time of renewal, which, if renewed, could be significantly higher than our current rental rates. We may be unable to offset these cost increases by charging more for our products and services. Furthermore, continued economic conditions may continue to negatively impact and create greater pressure in the commercial real estate market, causing higher incidences of landlord default and/or lender foreclosure of properties, including properties occupied by us. While we maintain certain non-disturbance rights in most cases, it is not certain that such rights will in all cases be upheld and our continued right of occupancy in such instances could be potentially jeopardized. An occurrence of any of these events could have a material adverse effect on our financial results.

Additionally, if we choose to move any of our operations, those operations may be subject to additional relocation costs and associated risks of business interruption.

LEGAL, REGULATORY, TAX, AND ACCOUNTING RISKS

We are subject to extensive regulation and audit by the Defense Contract Audit Agency.

The accuracy and appropriateness of certain costs and expenses used to substantiate our direct and indirect costs for the U.S. Government contracts are subject to extensive regulation and audit by the Defense Contract Audit Agency, an arm of the U.S. DoD. Such audits and reviews could result in adjustments to our contract costs and profitability. However, we cannot ensure the outcome of any future audits and adjustments may be required to reduce net sales or profits upon completion and final negotiation of audits. If any audit or review were to uncover inaccurate costs or improper activities, we could be subject to penalties and sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or prohibition from conducting future business with the U.S. Government. Any such outcome could have a material adverse effect on our financial results.

We are subject to a number of procurement laws and regulations. Our business and our reputation could be adversely affected if we fail to comply with these laws.

We must comply with and are affected by laws and regulations relating to the award, administration and performance of U.S. Government contracts. Government contract laws and regulations affect how we do business with our customers and impose certain risks and costs on our business. A violation of specific laws and regulations, by us, our employees, or others working on our behalf, such as a supplier or a venture partner, could harm our reputation and result in the imposition of fines and penalties, the termination of our contracts, suspension or debarment from bidding on or being awarded contracts, loss of our ability to export products or services and civil or criminal investigations or proceedings.

In some instances, these laws and regulations impose terms or rights that are different from those typically found in commercial transactions. For example, the U.S. Government may terminate any of our customers' government contracts and subcontracts either at its convenience or for default based on our performance. Upon termination for convenience of a fixed-price type contract, we normally are entitled to receive the purchase price for delivered items, reimbursement for allowable costs for work-in-process and an allowance for profit on the contract or adjustment for loss if completion of performance would have resulted in a loss.

Our operations are subject to numerous extensive, complex, costly and evolving laws, regulations and restrictions, including cybersecurity requirements, and failure to comply with these laws, regulations and restrictions could subject us to penalties and sanctions that could harm our business.

Prime contracts with our major customers that have contracts with various agencies of the U.S. Government are subject to numerous laws, regulations and certifications, which affect how we do business with our customers and may impose added costs to our business. As a result, our contracts and operations are subject to numerous extensive, complex, costly and evolving laws, regulations and restrictions, principally by the U.S. Government or their agencies. These laws, regulations and restrictions govern items including, but not limited to, the formation, administration and performance of U.S. Government contracts, disclosure of cost and pricing data, civil penalties for violations of false claims to the U.S. Government for payment, defining reimbursable costs, establishing ethical standards for the procurement process, controlling the import and export of defense articles and services, and cybersecurity requirements, such as Cybersecurity Maturity Model Certification ("CMMC").

Noncompliance could expose us to liability for penalties, including termination of our contracts and subcontracts, disqualification from bidding on future U.S. Government contracts and subcontracts, suspension or debarment from U.S. Government contracting and various other fines and penalties. Noncompliance found by any one agency could result in fines, penalties, debarment or suspension from receiving additional contracts with all U.S. Government agencies. Given our dependence on U.S. Government business, suspension or debarment could have a material adverse effect on our financial results.

In addition, the U.S. Government may revise its procurement practices or adopt new contract rules and regulations at any time, including increased usage of fixed-price contracts, procurement reform, and compliance with cybersecurity requirements. Such changes could impair our ability to obtain new contracts or subcontracts or renew contracts or subcontracts under which we currently perform when those contracts are put up for competitive bidding. Any new contracting methods could be costly or administratively difficult for us to implement and could adversely affect our future net revenues.

In addition, our international operations subject us to numerous U.S. and foreign laws and regulations, including, without limitation, regulations relating to import-export control, technology transfer restrictions, repatriation of earnings, exchange controls, the Foreign Corrupt Practices Act and other similar antibribery laws, and the anti-boycott provisions of the U.S. Export Administration Act. Changes in regulations or political environments may affect our ability to conduct business in foreign markets including investment, procurement and repatriation of earnings. Failure by us or our sales representatives or consultants to comply with these laws and regulations could result in certain liabilities and could possibly result in suspension or debarment from government contracts or suspension of our export privileges, which could have a material adverse effect on our financial results.

Environmental liabilities could adversely affect our financial results.

We are subject to various federal, local, and foreign environmental laws and regulations, including those relating to the use, storage, transport, discharge and disposal of hazardous and non-hazardous chemicals and materials used and emissions generated during our manufacturing process. We do not carry insurance for these potential environmental liabilities. Any failure by us to comply with present or future regulations could subject us to future liabilities or the suspension of production, which could have a material adverse effect on our financial results. Moreover, some environmental laws relating to contaminated sites can impose joint and several liability retroactively regardless of fault or the legality of the activities giving rise to the contamination. Compliance with existing or future environmental laws and regulations may require extensive capital expenditures, increase our cost or impact our production capabilities. Even if such expenditures are made, there can be no assurance that we will be able to comply. We have been directed to investigate and take corrective action for groundwater contamination at certain sites and our ultimate liability for such matters will depend upon a number of factors. See Note 16 to our consolidated financial statements included in Part IV, Item 15(a) of this Form 10-K for further information.

We may be subject to litigation, other legal proceedings and indemnity claims, and, if any of these are resolved adversely against us in amounts that exceed the limits of our insurance coverage, it could have a material adverse effect on our business, financial condition, and results of operations.

From time to time, we and our subsidiaries are involved in various legal and other proceedings that are incidental to the conduct of our business. Any litigation, other legal proceedings or indemnity claims could result in an unfavorable judgment that may not be reversed upon appeal or in payments of substantial monetary damages or fines that may exceed our insurance coverage limits, or we may decide to settle on similarly unfavorable terms, any of which could adversely affect our business, financial condition, and results of operations. We could also suffer an adverse impact on our reputation and a diversion of management's attention and resources, which could have a material adverse effect on our business, financial condition, and results of operations. See Note 14 and Note 16 to our consolidated financial statements included in Part IV, Item 15(a) of this Form 10-K for further information.

Product liability claims in excess of insurance could adversely affect our financial results and financial condition.

We face potential liability for property damage, personal injury, or death as a result of the failure of products designed or manufactured by us. Although we currently maintain product liability insurance (including aircraft product liability insurance), any material product liability not covered by insurance could have a material adverse effect on our financial condition, results of operations and cash flows.

We use estimates when bidding on fixed-price contracts. Changes in our estimates could adversely affect our financial results.

We enter into contracts providing for a firm, fixed-price for the sale of a majority of our products, regardless of the production costs incurred by us. In many cases, we make multi-year firm, fixed-price commitments to our customers, without assurance that our anticipated production costs will be achieved. Contract bidding and accounting require judgment relative to assessing risks, estimating contract net sales and costs, including estimating cost increases over time and efficiencies to be gained, and making assumptions for supplier sourcing and quality, manufacturing scheduling and technical issues over the life of the contract. Such assumptions can be particularly difficult to estimate for contracts with new customers. Inaccurate estimates of these costs could result in reduced profits or incurred losses. Due to the significance of the judgments and estimates involved, it is possible that materially different amounts could be obtained if different assumptions were used or if the underlying circumstances were to change. Therefore, any changes in our underlying assumptions, circumstances or estimates could have a material adverse effect on our financial results.

Goodwill and/or other assets could be impaired in the future, which could result in substantial charges.

Goodwill is tested for impairment on an annual basis as of the first day of our fiscal fourth quarter or more frequently if events or circumstances occur which could indicate potential impairment. In assessing the recoverability of goodwill, management is required to make certain critical estimates and assumptions. These estimates and assumptions include projected sales levels, including the addition of new customers, programs or platforms and increased content on existing programs or platforms, improvements in manufacturing efficiency, and reductions in operating costs. Due to many variables inherent in the estimation of a business's fair value and the relative size of our recorded goodwill, changes in estimates and assumptions may have a material effect on the results of our impairment analysis. If any of these or other estimates and assumptions are not realized in the future, or if market multiples decline, we may be required to record an impairment charge for goodwill.

We also test intangible assets with indefinite life periods for potential impairment annually and on an interim basis if there are indicators of potential impairment.

In addition, we evaluate amortizable intangible assets, fixed assets, production cost of contracts, and lease right-of-use assets for impairment if there are indicators of a potential impairment.

Further, impairment charges may be incurred against other intangible assets or long-term assets if asset utilization declines, customer demand declines or other circumstances indicate that the asset carrying value may not be recoverable.

Our goodwill and other intangible assets as of December 31, 2024 were $394.2 million, or 35% of total assets. If our goodwill and/or other assets are impaired, it could have an adverse effect on our results of operations and financial condition. See "Goodwill and Other Intangible Assets" in Note 8 of our consolidated financial statements included in Part IV, Item 15(a) of this Form 10-K for further information.

We expect to face increased costs and resources needed to comply with the SEC cybersecurity rule and cybersecurity threats.

The SEC adopted a rule, "Cybersecurity Risk Management, Strategy, Governance, and Incident Disclosure," that enhances and standardizes disclosures regarding cybersecurity risk management and governance, as well as material cybersecurity incidents. Under this rule, public companies are required to make annual disclosures describing their processes for identifying and managing material cybersecurity risks, management's role in assessing and managing such risks, and the Board of Directors' oversight of cybersecurity risks. Companies also must disclose in a Form 8-K, the nature, scope, and timing of any material cybersecurity incidents identified and the material impact or reasonably likely material impact on the company within four business days of determining a cybersecurity incident is material. We expect to face increased costs to comply with this SEC cybersecurity rule, including increased costs for cybersecurity training, staffing, and management. In addition, the requirement to report cybersecurity incidents within such a short timeframe could mean there may not be sufficient time to halt a breach before having to report it, potentially giving the hackers an advantage.

Unanticipated changes in our tax provision or exposure to additional income tax liabilities could affect our profitability.

Significant judgment is required in determining our provision for income taxes. In the ordinary course of our business, there are transactions and calculations where the ultimate tax determination is uncertain. Furthermore, changes in income tax laws and regulations, or their interpretation, could result in higher or lower income tax rates assessed or changes in the taxability of certain sales or the deductibility of certain expenses, thereby affecting our income tax expense and profitability. In addition, we are regularly under audit by tax authorities. The final determination of tax audits and any related litigation could be materially different from our historical income tax provisions and accruals.

Management has identified a material weakness in the past in our internal control over financial reporting which could, if not remediated, adversely impact the reliability of our financial reports, cause us to submit our financial reports in an untimely fashion, result in material misstatements in our financial statements and cause current and potential stockholders to lose confidence in our financial reporting, which in turn could adversely affect the trading price of our stock.

In our 2023 Form 10-K, we concluded there was a material weakness in our internal control over financial reporting as of December 31, 2023, as we did not design and maintain effective controls over the accuracy of contract terms and the reasonableness of gross margin assumptions used to recognize revenue. Specifically, we did not verify that amendments to purchase orders and gross margin percentage assumptions used in our revenue recognition analysis were properly reviewed at a sufficient level of precision. The material weakness resulted in immaterial adjustments to net revenues and contract assets as of and for the quarterly and annual periods ending December 31, 2023. Thus, management determined that our disclosure controls and procedures and internal control over financial reporting were not effective as of December 31, 2023. This material weakness was remediated as of December 31, 2024.

Under standards established by the Public Company Accounting Oversight Board ("PCAOB"), a material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis.

When a material weakness occurs, we plan to complete the remediation process as quickly as possible. If our remedial measures are insufficient to address the material weakness, or if additional material weaknesses or significant deficiencies in our internal control over financial reporting are discovered or occur in the future, our consolidated financial statements may contain material misstatements and we could be required to restate our financial results. In addition, if we are unable to successfully remediate a material weakness and if we are unable to produce accurate and timely financial statements, our stock price may be adversely affected and we may be unable to maintain compliance with applicable stock exchange listing requirements and debt covenant requirements.

Our ability to accurately report our financial results or prevent fraud may be adversely affected if our internal control over financial reporting is not effective.

The accuracy of our financial reporting is dependent on the effectiveness of our internal controls. We are required to provide a report from management to our shareholders on our internal control over financial reporting that includes an assessment of the effectiveness of these controls. Internal control over financial reporting has inherent limitations, including human error, the possibility that controls could be circumvented or become inadequate as a result of changed conditions, and fraud. Due to these inherent limitations, internal control over financial reporting might not prevent or detect all misstatements or fraud. If we cannot maintain and execute adequate internal control over financial reporting or implement required new or improved controls that provide reasonable assurance of the reliability of the financial reporting and preparation of our financial statements for external use, our ability to accurately report our financial results or prevent fraud could be adversely affected.

LABOR AND SUPPLY CHAIN RISKS

We are dependent upon our ability to attract and retain key personnel.

Our success depends in part upon our ability to attract and retain key engineering, technical and managerial personnel, at both the executive and performance center level. We face competition for management, engineering and technical personnel from other companies and organizations. The loss of members of our senior management group, or key engineering and technical personnel, could negatively impact our ability to grow and remain competitive in the future and could have a material adverse effect on our financial results.

Labor disruptions by our employees could adversely affect our business.

As of December 31, 2024, we employed 2,180 people. One of our performance centers is party to a collective bargaining agreement, covering 268 full time hourly employees, which will expire in April 2025. Although we have not experienced any material labor-related work stoppage and consider our relations with our employees to be good, labor stoppages may occur in the future. If the unionized workers were to engage in a strike or other work stoppage, if we are unable to negotiate acceptable collective bargaining agreements with the unions or if other employees were to become unionized, we could experience a significant disruption of our operations, higher ongoing labor costs and possible loss of customer contracts, which could have an adverse effect on our business and results of operations.

We rely on our suppliers to meet the quality and delivery expectations of our customers.

Our ability to deliver our products and services on schedule and to satisfy specific quality levels is dependent upon a variety of factors, including execution of internal performance plans, availability of raw materials, internal and supplier produced parts and structures, conversion of raw materials into parts and assemblies, and performance of suppliers and others.

We rely on numerous third-party suppliers for raw materials and a large proportion of the components used in our production process. Certain of these raw materials and components are available only from single sources or a limited number of suppliers, or similarly, customers' specifications may require us to obtain raw materials and/or components from a single source or certain suppliers. Many of our suppliers are small companies with limited financial resources and manufacturing capabilities. We do not currently have the ability to manufacture these components ourselves. These and other factors, including the impact from import tariffs, the loss of a critical supplier or raw materials and/or component shortages, could cause disruptions or cost inefficiencies in our operations. Additionally, our competitors that have greater direct purchasing power, may have product cost advantages which could have a material adverse effect on our financial results.

GENERAL RISKS

Cybersecurity attacks, internal system or service failures may adversely impact our business and operations.

Any system or service disruptions, including those caused by projects to improve our information technology systems, if not anticipated and appropriately mitigated, could disrupt our business and impair our ability to effectively provide products and related services to our customers and could have a material adverse effect on our business. Like other public companies, our computer systems and those of our third party vendors and service providers are regularly subject to, and will continue to be the target of systems failures, including network, software or hardware failures, whether caused by us, third-party service providers, intruders or hackers, computer viruses, natural disasters, power shortages or terrorist attacks. Cybersecurity threats are evolving and include, but are not limited to, malicious software, unauthorized attempts to gain access to sensitive, confidential or otherwise protected information related to us or our products, our employees, customers or suppliers, or other acts that could lead to disruptions in our business, which risk may be heightened by the increased prevalence and use of artificial intelligence. Any such failures could cause loss of data and interruptions or delays in our business, cause us to incur remediation costs, subject us to claims and damage our reputation. In addition, such cybersecurity attacks may result in a significant ransom demand. Further, the failure or disruption of our communications or utilities could cause us to interrupt or suspend our operations or otherwise adversely affect our business. Our property and business interruption insurance may be inadequate to compensate us for all losses that may occur as a result of any system or operational failure or disruption which would adversely affect our business, results of operations and financial condition.

We may be unable to adequately protect or enforce our intellectual property rights.

Our intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage, and patents may not be issued for pending or future patent applications owned by or licensed to us. As patents expire, we could face increased competition, which could negatively impact our operating results. Infringement of our intellectual property and other proprietary rights by a third party, or copying of our technology in countries where we do not hold patents, could result in uncompensated lost market and revenue opportunities. We cannot be certain that the measures we have implemented will prevent our intellectual property from being improperly disclosed, challenged, invalidated, or circumvented, particularly in countries where intellectual property rights are not highly developed or protected. For example, competitors may avoid infringement liability by developing non-infringing competing technologies or by effectively concealing infringement. We may need to spend significant resources monitoring and enforcing our intellectual property rights, and we may not be aware of or able to detect or prove infringement by third parties. Our ability to enforce our intellectual property rights is subject to litigation risks, as well as uncertainty as to the protection and enforceability of those rights in some countries. If we seek to enforce our intellectual property rights, we may be subject to claims that those rights are invalid or unenforceable, and others may seek counterclaims against us, which could have a negative impact on our business. In addition, changes in intellectual property laws or their interpretation may impact our ability to protect and assert our intellectual property rights, increase costs and uncertainties in the prosecution of patent applications and enforcement or defense of issued patents, and diminish the value of our intellectual property. If we do not protect and enforce our intellectual property rights successfully, or if they are circumvented, invalidated, or rendered obsolete by the rapid pace of technological change, it could have an adverse impact on our competitive position and our operating results.

Assertions by third parties that we violated their intellectual property rights could have a material adverse effect on our business, financial condition, and results of operations.

Third parties may claim that we, our customers, licensees, or parties indemnified by us are infringing upon or otherwise violating their intellectual property rights. Such claims may be made by competitors seeking to obtain a competitive advantage or by other parties. Additionally, in recent years, individuals and groups have begun purchasing intellectual property assets for the purpose of making claims of infringement and attempting to extract settlements from companies like ours.

Any claims that we violated a third party's intellectual property rights can be time consuming and costly to defend and distract management's attention and resources, even if the claims are without merit. Such claims may also require us to redesign affected products and services, enter into costly settlement or license agreements or pay costly damage awards, or face a temporary or permanent injunction prohibiting us from marketing or providing the affected products and services. Even if we have an agreement to indemnify us against such costs, the indemnifying party may not have sufficient financial resources or otherwise be unable to uphold its contractual obligations. If we cannot or do not license the infringed technology on favorable terms or cannot or do not substitute similar technology from another source, our revenue and earnings could be adversely impacted.

Damage or destruction of our facilities caused by storms, earthquake, fires or other causes could adversely affect our financial results and financial condition.

We have operations located in regions of the U.S. and Mexico that may be exposed to damaging storms, earthquakes, fires and other natural disasters. Although we maintain standard property casualty insurance covering our properties and may be able to recover costs associated with certain natural disasters through insurance, we do not carry any earthquake insurance because of the cost of such insurance. Many of our properties are located in Southern California, an area subject to earthquake activity. Our California performance centers generated $184.0 million in net revenues during 2024. Even if covered by insurance, any significant damage or destruction of our facilities due to storms, earthquakes, fires or other natural disasters could result in our inability to meet customer delivery schedules and may result in the loss of customers and significant additional costs to us. Thus, any significant damage or destruction of our properties could have a material adverse effect on our business, financial condition or results of operations. See discussion of a fire in June 2020 which severely damaged our Guaymas, Mexico performance center in Note 16 to our consolidated financial statements included in Part IV, Item 15(a) of this Form 10-K for further information.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

We have an enterprise-wide approach to addressing cybersecurity risk, including input and participation from management and support from our Information Technology ("IT") Steering Committee that is comprised of our Senior Vice President Electronic and Structural Systems, Chief Financial Officer, General Counsel, Chief Human Resources Officer, Vice President Supply Chain Management, and Chief Information Security Officer (Head of IT and Cybersecurity or "CISO"). Our cybersecurity risk management program leverages the National Institute of Standards and Technology ("NIST") Framework which is augmented with Cybersecurity Maturity Model Certification ("CMMC") components to meet our particular needs. We regularly assess the threat landscape and take a holistic view of the cybersecurity risks, with a layered cybersecurity strategy based on protection, detection, and mitigation. Our IT security team, which is comprised of internal resources, reviews enterprise risk management-level cybersecurity risks at least annually.

Our CISO is responsible for developing, implementing, and maintaining our information security strategy and program, as well as reporting various cybersecurity risk matters to our IT Steering Committee, and the Board's Innovation Committee.

The Innovations Committee is a subset of the full Board of Directors which receive regular updates on our cybersecurity program.

Our CISO has over 18 years of experience leading cybersecurity oversight for several companies and is updated on cyber events related to the monitoring, prevention, detection, mitigation, and remediation efforts from our IT security team. The IT security team have broad cybersecurity expertise or industry certifications and are knowledgeable in the use of cybersecurity tools and software. In addition, third-party cybersecurity services are used to augment our in-house capabilities, as needed.

We continue to expand investments in IT security, including additional end-user security awareness training, using layered defenses, identifying and protecting critical systems, strengthening monitoring and alerting, and engaging experts as needed. We also use an industry standard risk quantification model to identify, measure, and prioritize cybersecurity risks. This in turn, helps us develop and implement effective security controls and technology defenses. In addition, all employees are required to complete various cybersecurity awareness trainings on a regular basis. Further, we perform periodic simulations and tabletop exercises with the IT security team and will continue to expand its participants as appropriate. Our assessment of risks associated with the use of third party providers is on a limited basis and is part of our current overall cybersecurity risk management approach. As the threats and attacks are becoming more sophisticated, we will modify and enhance our cybersecurity program as needed.

As a defense contractor, we must also comply with extensive regulations, including requirements imposed by the Defense Federal Acquisition Regulation Supplement ("DFARS") related to adequately safeguarding controlled unclassified information ("CUI"). The Department of Defense ("DoD") will require defense contractors to comply with its CMMC program in the near future. We are incorporating the requirements of the CMMC program into our overall cybersecurity program and anticipate we will be in position to meet such requirements by the time it becomes fully rolled out in 2028.

To date, we do not believe risks from cybersecurity threats, including as a result of any previous cybersecurity incidents have materially affected us or are reasonably likely to materiality affect us, including our business strategy, results of operations or financial condition. See "Cybersecurity attacks, internal system or service failures may adversely impact our business and operations" in Risk Factors included in Part I, Item 1A of this Form 10-K. Such incidents, whether or not successful, could result in our incurring significant costs related to, for example, rebuilding our internal systems, implementing additional threat protection measures, defending against litigation, responding to regulatory inquiries or actions, paying damages, providing customers with incentives to maintain a business relationship with us, or taking other remedial steps with third-parties, as well as incurring significant reputational harm. In addition, these threats are constantly evolving, thereby increasing the difficulty of successfully defending against them or implementing adequate preventive measures. For more information regarding the risks we face from cybersecurity threats, please see "Cybersecurity attacks, internal system or service failures may adversely impact our business and operations" in Risk Factors included in Part I, Item 1A of this Form 10-K.

ITEM 2. PROPERTIES

Our headquarters are located in Costa Mesa, California. As of December 31, 2024, we owned or leased facilities and land for corporate functions and manufacturing at locations throughout the United States and a manufacturing location outside the United States. We believe our existing facilities are suitable and adequate for our present purposes. Each of our reportable segments uses each of these facilities.

ITEM 3. LEGAL PROCEEDINGS

See Note 16 to our consolidated financial statements included in Part IV, Item 15(a) of this Form 10-K for a description of our legal proceedings, which description is incorporated herein by reference.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is listed on the New York Stock Exchange under the symbol DCO. As of December 31, 2024, we had 127 holders of record of our common stock. We have not paid any dividends since the first quarter of 2011 and we do not expect to pay dividends for the foreseeable future.

See "Part III, Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS" for information relating to shares to be issued under equity compensation plans.

Unregistered Sales of Equity Securities

None.

Issuer Purchases of Equity Securities

None.

Performance Graph

The following graph compares the yearly percentage change in our cumulative total shareholder return with the cumulative total return of the Russell 2000 Index and the median of our 2025 Proxy Statement peers [1] ("Median of Peers") over a five-year period, assuming the reinvestment of any dividends. The graph is not necessarily indicative of future price performance:



(1) Includes AAR Corp, AeroVironment, Inc., Astronics Corporation, Barnes Group Inc., CIRCOR International, Inc., HEICO Corporation, Hexcel Corporation, Kaman Corporation, Kratos Defense & Security Solutions, Inc., Mercury Systems, Inc., RBC Bearings Incorporated, and Triumph Group, Inc.

ITEM 6. [Reserved]

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Ducommun Incorporated ("Ducommun," "the Company," "we," "us" or "our") is a leading global provider of engineering and manufacturing services for high-performance products and high-cost-of failure applications used primarily in the aerospace and defense ("A&D"), industrial, medical, and other industries ("Industrial"). We differentiate ourselves as a full-service solution-based provider, offering a wide range of value-added products and services in our primary businesses of electronics, structures and integrated solutions. We operate through two primary business segments: Electronic Systems and Structural Systems, each of which is a reportable segment.

In its 2024 Annual Report on Form 10-K, The Boeing Company ("Boeing") indicated that in 2024, global air traffic continue to expand beyond 2019 levels with domestic travel continuing to be the most robust and the single-aisle market following closely. International travel also surpassed pre-pandemic levels during 2024 and the wide-body market continues to improve with the international travel recovery. The transition in the international commercial market from recovery to normal market conditions is continuing to progress as China international travel remain below 2019 levels. For 2025, while both major large aircraft manufacturers, Boeing and Airbus SE, expect increases in build rates compared to 2024, the ramp up to date has been slower than initially expected and below pre-pandemic levels. In addition, Boeing, one of our largest customers, was notified by the Federal Aviation Administration ("FAA") in early January 2024 that the FAA had initiated an investigation into Boeing's quality control system. This notification was followed by the FAA announcing actions to increase its oversight of Boeing as well as not approving production rate increases or additional production lines for the 737 MAX until it is satisfied that Boeing is in full compliance with required quality control procedures. In July 2024, Boeing also pleaded guilty to conspiracy fraud charges, which may result in additional external oversight on its manufacturing and quality control process. Further, in September 2024, the International Association of Machinists and Aerospace Workers District 751 voted to initiate a labor strike affecting more than 30,000 Boeing manufacturing employees primarily located in Washington state, and the manufacturing employees, after rejecting the contract offer in October, voted to approve the revised contract offer in November 2024. Since Boeing is one of our largest customers, if Boeing is unable to meet the full compliance of the FAA's required quality control procedures, and/or recover from the impact of the labor strike in the near term, it could have a material adverse impact on our business, results of operations and financial condition. See Risk Factors included in Part I, Item 1A of this Annual Report on Form 10-K ("Form 10-K").

Recap for the year ended December 31, 2024:

- Net revenues of $786.6 million

- Net income of $31.5 million, or 4.0% of net revenues, or $2.10 per diluted share

- Adjusted EBITDA of $116.6 million, or 14.8% of net revenues

RESULTS OF OPERATIONS

2024 Compared to 2023

The following table sets forth net revenues, selected financial data, the effective tax rate and diluted earnings per share:

	(Dollars in thousands, except per share data) Years Ended December 31,			
	2024	% of Net Revenues	2023	% of Net Revenues
Net Revenues	$ 786,551	100.0 %	$ 756,992	100.0 %
Cost of Sales	589,286	74.9 %	593,805	78.4 %
Gross Profit	197,265	25.1 %	163,187	21.6 %
Selling, General and Administrative Expenses	138,610	17.7 %	119,728	15.8 %
Restructuring Charges	6,444	0.8 %	14,542	2.0 %
Operating Income	52,211	6.6 %	28,917	3.8 %
Interest Expense	(15,304)	(1.8)%	(20,773)	(2.7)%
Other Income, Net	—	— %	8,235	1.1 %
Income Before Taxes	36,907	4.8 %	16,379	2.2 %
Income Tax Expense	5,412	nm	451	nm
Net Income	$ 31,495	4.0 %	$ 15,928	2.1 %
Effective Tax Rate	14.7 %	nm	2.8 %	nm
Diluted Earnings Per Share	$ 2.10	nm	$ 1.14	nm

nm = not meaningful

Net Revenues by End-Use Market and Operating Segment

Net revenues by end-use market and operating segment during 2024 and 2023, respectively, were as follows:

	(Dollars in thousands) Years Ended December 31,			% of Net Revenues	
	Change	2024	2023	2024	2023
Consolidated Ducommun					
Military and space	$ 16,126	$ 419,945	$ 403,819	53.4 %	53.3 %
Commercial aerospace	23,823	333,114	309,291	42.3 %	40.9 %
Industrial	(10,390)	33,492	43,882	4.3 %	5.8 %
Total	$ 29,559	$ 786,551	$ 756,992	100.0 %	100.0 %
Electronic Systems					
Military and space	$ 14,011	$ 307,496	$ 293,485	71.3 %	68.2 %
Commercial aerospace	(2,394)	90,375	92,769	20.9 %	21.6 %
Industrial	(10,390)	33,492	43,882	7.8 %	10.2 %
Total	$ 1,227	$ 431,363	$ 430,136	100.0 %	100.0 %
Structural Systems					
Military and space	$ 2,115	$ 112,449	$ 110,334	31.7 %	33.8 %
Commercial aerospace	26,217	242,739	216,522	68.3 %	66.2 %
Total	$ 28,332	$ 355,188	$ 326,856	100.0 %	100.0 %

Net revenues for 2024 were $786.6 million compared to $757.0 million for 2023. The year-over-year increase was primarily due to the following:

- $23.8 million higher revenues in our commercial aerospace end-use markets due to growth in Airbus, higher rates on rotary-wing aircraft and growth in business jet platforms, partially offset by lower revenues from in-flight entertainment; and

- $16.1 million higher revenues in our military and space end-use markets due to higher rates on selected missile, electronic warfare, radar, and naval and submarine platforms, partially offset by lower rates on selected fixed-wing aircraft platforms.

In addition, revenues for our industrial end-use markets for 2024 decreased $10.4 million compared to 2023 mainly due to our selectively pruning non-core business.

Net Revenues by Major Customers

A significant portion of our net revenues are from our top ten customers as follows:

	Years Ended December 31,	
	2024	2023
Boeing Company	8.2 %	8.2 %
Lockheed Martin Corporation	5.3 %	4.0 %
Northrop Grumman Corporation	6.4 %	5.5 %
RTX Corporation	18.5 %	16.8 %
Spirit AeroSystems Holdings, Inc.	5.7 %	6.4 %
Viasat, Inc.	3.0 %	5.5 %
Top ten customers[1]	59.7 %	58.7 %

(1) Includes The Boeing Company ("Boeing"), Lockheed Martin Corporation ("Lockheed"), Northrop Grumman Corporation ("Northrop"), RTX Corporation (f/k/a Raytheon Technologies Corporation) ("RTX"), Spirit AeroSystems Holdings, Inc. ("Spirit"), and Viasat, Inc. ("Viasat").

The revenues from Boeing, Lockheed, Northrop, RTX, Spirit, and Viasat are diversified over a number of commercial, military and space programs and some of which were generated by both operating segments.

Gross Profit

Gross profit consists of net revenues less cost of sales. Cost of sales includes the cost of production of finished products and other expenses related to inventory management, manufacturing quality, and order fulfillment. Gross profit margin increased to 25.1% in 2024 compared to 21.6% in 2023. The increase in gross margin percentage year-over-year was primarily due to a higher mix of engineered products, strategic value pricing actions and the benefits of the restructuring plan.

Selling, General and Administrative ("SG&A") Expenses

SG&A expenses increased $18.9 million in 2024 compared to 2023 primarily due to BLR SG&A expenses of $4.7 million which did not exist for the full year in the prior year period, higher professional services fees of $6.3 million, of which $3.1 million was related to the unsolicited non-binding offer to acquire all the common stock outstanding of Ducommun Incorporated, higher compensation and benefits costs of $3.2 million, and higher stock-based compensation expense of $2.8 million.

Restructuring Charges

Restructuring charges decreased $7.2 million (including the portion recorded in cost of sales which increased $0.9 million) in 2024 compared to 2023 primarily due to the winding down of the restructuring plan that was approved and commenced in April 2022 that is expected to better position us for stronger performance. See Note 3 to our consolidated financial statements included in Part IV, Item 15(a) of this Form 10-K for further information.

Interest Expense

Interest expense decreased in 2024 compared to 2023 primarily due to the interest rate swaps that became effective as of January 1, 2024, along with a lower debt balance.

Income Tax Expense

We recorded an income tax expense of $5.4 million (an effective tax rate of 14.7%) in 2024, compared to $0.5 million (an effective tax rate of 2.8%) in 2023. The increase in the effective tax rate for 2024 compared to 2023 was primarily due to higher pre-tax income for 2024 compared to 2023, which caused the research and development tax credits to have a lower income tax benefit impact on the effective tax rate. The lower income tax benefit on the effective tax rate was partially offset by lower income tax expense related to non-deductible book compensation expenses.

Our unrecognized tax benefits were each $4.5 million in 2024 and 2023. We record interest and penalty charges, if any, related to uncertain tax positions as a component of tax expense and unrecognized tax benefits. The amounts accrued for interest and penalty charges as of December 31, 2024 and 2023 were not significant. If recognized, $2.5 million would affect the effective income tax rate. As a result of statute of limitations set to expire in 2025, we expect decreases to our unrecognized tax benefits of $0.5 million in the next twelve months.

We file U.S. Federal and state income tax returns. We are subject to examination by the Internal Revenue Service ("IRS") for tax years after 2020 and by state taxing authorities for tax years after 2019. While we are no longer subject to examination prior to those periods, carryforwards generated prior to those periods may still be adjusted upon examination by the IRS or state taxing authority if they either have been or will be used in a subsequent period. We believe we have adequately accrued for tax deficiencies or reductions in tax benefits, if any, that could result from the examination and all open audit years.

The Tax Cuts and Jobs Act of 2017 ("TCJA"), which was signed into U.S. law in December 2017, eliminated the option to immediately deduct research and development expenditures in the year incurred under Section 174 effective January 1, 2022. The amended provision under Section 174 requires us to capitalize and amortize these expenditures over five years (for U.S.-based research). For the year ended December 31, 2024, we recorded an increase to income taxes payable of $8.1 million and an increase to net deferred tax assets of a similar amount. We are monitoring legislation for any further changes to Section 174 and the potential impact to our financial statements in 2025.

Net Income and Earnings per Diluted Share

Net income and earnings per diluted share for 2024 were $31.5 million, or $2.10 per diluted share, compared to net income and earnings per diluted share for 2023 of $15.9 million, or $1.14 per diluted share. The increase in net income in 2024 compared to 2023 was primarily due to higher gross profit of $34.1 million, lower restructuring charges of $7.2 million (including the portion recorded in cost of sales which increased $0.9 million), and lower interest expense of $5.5 million, partially offset by higher SG&A expenses of $18.9 million, lower other income, net of $8.2 million, and higher income tax expense of $5.0 million.

Business Segment Performance

We report our financial performance based upon the two reportable operating segments: Electronic Systems and Structural Systems. The results of operations differ between our reportable operating segments due to differences in competitors, customers, extent of proprietary deliverables and performance. The following table summarizes our business segment performance for 2024 and 2023:

	% Change	(Dollars in thousands) Years Ended December 31, 2024	2023	% of Net Revenues 2024	% of Net Revenues 2023
Net Revenues					
Electronic Systems	0.3 %	$ 431,363	$ 430,136	54.8 %	56.8 %
Structural Systems	8.7 %	355,188	326,856	45.2 %	43.2 %
Total Net Revenues	3.9 %	$ 786,551	$ 756,992	100.0 %	100.0 %
Segment Operating Income					
Electronic Systems		$ 73,666	$ 42,086	17.1 %	9.8 %
Structural Systems		24,964	23,460	7.0 %	7.2 %
		98,630	65,546		
Corporate General and Administrative Expenses [1]		(46,419)	(36,629)	(5.9)%	(4.8)%
Total Operating Income		$ 52,211	$ 28,917	6.6 %	3.8 %
Adjusted EBITDA					
Electronic Systems					
Operating Income		$ 73,666	$ 42,086		
Other Income		—	222		
Depreciation and Amortization		14,455	14,276		
Stock-Based Compensation Expense		351	462		
Restructuring Charges		177	6,412		
		88,649	63,458	20.6 %	14.8 %
Structural Systems					
Operating Income		24,964	23,460		
Depreciation and Amortization		18,696	18,060		
Stock-Based Compensation Expense		375	387		
Restructuring Charges		7,479	8,334		
Inventory Purchase Accounting Adjustments		2,269	5,531		
Guaymas Fire Related Expenses		—	3,896		
Other Fire Related Expenses		—	477		
		53,783	60,145	15.1 %	18.4 %
Corporate General and Administrative Expenses [1]					
Operating Loss		(46,419)	(36,629)		
Depreciation and Amortization		287	235		
Stock-Based Compensation Expense		17,110	14,196		
Restructuring Charges		—	109		
Professional Fees Related to Unsolicited Non-Binding Acquisition Offer		3,145	—		
		(25,877)	(22,089)		
Adjusted EBITDA		$ 116,555	$ 101,514	14.8 %	13.4 %
Capital Expenditures					
Electronic Systems		$ 4,908	$ 6,007		
Structural Systems		6,281	13,127		
Corporate Administration		3,220	—		
Total Capital Expenditures		$ 14,409	$ 19,134		

(1) Includes costs not allocated to either the Electronic Systems or Structural Systems operating segments.

Electronic Systems

Electronic Systems' net revenues in 2024 compared to 2023 increased $1.2 million primarily due to the following:

- $14.0 million higher revenues in our military and space end-use markets due to higher rates on selected missile, electronic warfare, radar, and naval and submarine platforms, partially offset by lower rates on selected fixed-wing aircraft platforms; partially offset by

- $2.4 million lower revenues in our commercial aerospace end-use markets due to lower revenues from in-flight entertainment, partially offset by higher rates on large aircraft and business jet platforms.

In addition, revenues for our industrial end-use markets for 2024 decreased $10.4 million compared to 2023 mainly due to our selectively pruning non-core business.

Electronic Systems segment operating income in 2024 compared to 2023 increased $31.6 million primarily due to higher engineered products revenues, strategic value pricing actions and the benefits of the restructuring plan.

Structural Systems

Structural Systems' net revenues in 2024 compared to 2023 increased $28.3 million primarily due to the following:

- $26.2 million higher revenues in commercial aerospace end-use markets due to growth in Airbus, higher rates on rotary-wing aircraft, and business jet platforms; and

- $2.1 million higher revenues in military and space end-use markets due to higher rates on selected rotary-wing aircraft and ground vehicles platforms, partially offset by lower rates on selected missile platforms.

The Structural Systems operating income in 2024 compared to 2023 increased $1.5 million primarily due to favorable manufacturing volume, lower Guaymas fire related expenses, lower inventory purchase accounting adjustments, partially offset by higher other manufacturing costs and unfavorable product mix.

In June 2020, a fire severely damaged our performance center in Guaymas, Mexico, which is part of our Structural Systems segment. We have insurance coverage and up to a capped amount, expect the damaged items will be covered, less our deductible. The full financial impact cannot be estimated at this time as we are currently working with our insurance carriers to determine the cause of the fire. The loss of production from the Guaymas performance center was absorbed by our other existing performance centers, however, we have reestablished and are in the process of ramping up our manufacturing capabilities in a different leased facility in Guaymas. A neighboring, non-related manufacturing facility, also suffered fire damage during the same time as the fire that severely damaged our Guaymas performance center and in July 2024, we received a subrogation demand from our landlord's insurer, who also serves as one of our excess carriers, which we are currently evaluating and requested the insurer to enter into an informed consent and conflict of waiver agreement to which are awaiting a response. In the interim, discovery is ongoing, and we intend to defend these matters vigorously and believe we have substantial defenses in relation to these claims. Ultimate responsibility for the fire is still undetermined, and as such, there is no amount of loss that is probable and reasonably estimable at this time. If we are ultimately deemed to be responsible or partly responsible, it is possible we could incur a loss in excess of our insurance coverage limits, which could be material to our cash flow, liquidity, or financial results. See Note 14 and Note 16 to our consolidated financial statements included in Part IV, Item 15(a) of this Form 10-K for additional information.

In April 2023, a fire damaged a relatively small portion of one of our performance centers in our Structural Systems reporting segment. Our insurance covers damage, up to a capped amount, to the property and equipment at replacement cost, as well as business interruption and recovery related expenses caused by the fire, less our per claim deductible. There was a loss of production in this damaged portion of the performance center for a short period of time but did not result in significant disruption to customer delivery schedules. Production in this damaged portion has since resumed. The insurance claim for damages to our operating assets and business interruption was deemed final and closed by our insurance company during the fourth quarter of 2023 and since the remaining gain contingencies were deemed resolved, the remaining $0.3 million was recognized in the fourth quarter of 2023, for an aggregate total of $0.4 million recorded as other income during 2023. See Note 16 to our consolidated financial statements included in Part IV, Item 15(a) of this Form 10-K for additional information.

<u>Corporate General and Administrative ("CG&A") Expenses</u>

CG&A expenses in 2024 compared to 2023 increased $9.8 million primarily due to higher professional services fees of $4.6 million, of which $3.1 million was related to the unsolicited non-binding offer to acquire all the common stock outstanding of Ducommun Incorporated, higher stock-based compensation expense of $2.8 million, and higher compensation and benefits costs of $0.8 million.

Non-GAAP Financial Measures

Adjusted earnings before interest, taxes, depreciation, amortization, stock-based compensation expense, restructuring charges, professional fees related to unsolicited non-binding acquisition offer, Guaymas fire related expenses, other fire related expenses, insurance recoveries related to loss on operating assets, insurance recoveries related to business interruption, inventory purchase accounting adjustments, loss on extinguishment of debt, and other debt refinancing costs ("Adjusted EBITDA") was $116.6 million and $101.5 million for the years ended December 31, 2024 and December 31, 2023, respectively.

When viewed with our financial results prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and accompanying reconciliations, we believe Adjusted EBITDA provides additional useful information that clarifies and enhances the understanding of the factors and trends affecting our past performance and future prospects. We define this measure, explain how it is calculated and provide a reconciliation of this measure to the most comparable GAAP measure in the table below. Adjusted EBITDA and the related financial ratios, as presented in this Form 10-K, are supplemental measures of our performance that are not required by, or presented in accordance with, GAAP. They are not a measurement of our financial performance under GAAP and should not be considered as alternatives to net income or any other performance measures derived in accordance with GAAP, or as an alternative to net cash provided by operating activities as a measurement of our liquidity. The presentation of these measures should not be interpreted to mean that our future results will be unaffected by unusual or nonrecurring items.

We use Adjusted EBITDA as a non-GAAP operating performance measure internally as a complementary financial measure to evaluate the performance and trends of our businesses. We present Adjusted EBITDA and the related financial ratios, as applicable, because we believe that measures such as these provide useful information with respect to our ability to meet our operating commitments.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations include:

- It does not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments;

- It does not reflect changes in, or cash requirements for, our working capital needs;

- It does not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on our debt;

- Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;

- It is not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows;

- It does not reflect the impact on earnings or charges resulting from matters unrelated to our ongoing operations; and

- Other companies in our industry may calculate Adjusted EBITDA differently from us, limiting its usefulness as a comparative measure.

As a result of these limitations, Adjusted EBITDA and the related financial ratios should not be considered as measures of discretionary cash available to us to invest in the growth of our business or as a measure of cash that will be available to us to meet our obligations. You should compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only as supplemental information. See our consolidated financial statements contained in this Form 10-K.

Even with the limitations above, we believe that Adjusted EBITDA is useful to an investor in evaluating our results of operations as this measure:

- Is widely used by investors to measure a company's operating performance without regard to items excluded from the calculation of such terms, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors;

- Helps investors to evaluate and compare the results of our operations from period to period by removing the effect of our capital structure from our operating performance; and

- Is used by our management team for various other purposes in presentations to our Board of Directors as a basis for strategic planning and forecasting.

The following financial items have been added back to or subtracted from our net income when calculating Adjusted EBITDA:

- Interest expense may be useful to investors for determining current cash flow;

- Income tax expense may be useful to investors because it represents the taxes which may be payable for the period and the change in deferred taxes during the period, and may reduce cash flow available for use in our business;

- Depreciation may be useful to investors because it generally represents the wear and tear on our property and equipment used in our operations;

- Amortization expense may be useful to investors because it represents the estimated attrition of our acquired customer base and the diminishing value of product rights;

- Stock-based compensation expense may be useful to our investors for determining current cash flow;

- Restructuring charges may be useful to our investors in evaluating our core operating performance;

- Professional fees related to unsolicited non-binding acquisition offer may be useful to our investors in evaluating our core operating performance;

- Guaymas fire related expenses may be useful to our investors in evaluating our core operating performance;

- Other fire related expenses may be useful to our investors in evaluating our core operating performance;

- Insurance recoveries related to loss on operating assets (property and equipment, inventories, and other assets) may be useful to our investors in evaluating our core operating performance;

- Insurance recoveries related to business interruption may be useful to our investors in evaluating our core operating performance;

- Purchase accounting inventory step-ups may be useful to our investors as they do not necessarily reflect the current or on-going cash charges related to our core operating performance;

- Loss on extinguishment of debt may be useful to our investors for determining current cash flow; and

- Other debt refinancing costs may be useful to our investors in evaluating our core operating performance.

Reconciliations of net income to Adjusted EBITDA and the presentation of Adjusted EBITDA as a percentage of net revenues were as follows:

| | (Dollars in thousands) Years Ended December 31, | | |
	2024	2023	2022
Net income	$ 31,495	$ 15,928	$ 28,789
Interest expense	15,304	20,773	11,571
Income tax expense	5,412	451	4,533
Depreciation	16,328	15,473	14,535
Amortization	17,110	17,098	16,886
Stock-based compensation expense [1][2]	17,836	15,045	10,744
Restructuring charges [3]	7,656	14,855	6,686
Professional fees related to unsolicited non-binding acquisition offer	3,145	—	—
Guaymas fire related expenses	—	3,896	4,466
Other fire related expenses	—	477	—
Insurance recoveries related to loss on operating assets	—	(5,724)	—
Insurance recoveries related to business interruption	—	(2,289)	(5,400)
Inventory purchase accounting adjustments [4][5]	2,269	5,531	1,381
Loss on extinguishment of debt	—	—	295
Other debt refinancing costs	—	—	224
Adjusted EBITDA	$ 116,555	$ 101,514	$ 94,710
Net income as a % of net revenues	4.0 %	2.1 %	4.0 %
Adjusted EBITDA as a % of net revenues	14.8 %	13.4 %	13.3 %

(1) 2024, 2023, and 2022 included $3.7 million, $2.7 million, and $1.2 million, respectively, of stock-based compensation expense for awards with both performance and market conditions that will be settled in cash.
(2) 2024, 2023, and 2022 included $0.5 million, $0.5 million, and $0.2 million, respectively, of stock-based compensation expense recorded as cost of sales.
(3) 2024, 2023, and 2022 included $1.2 million, $0.3 million, and $0.5 million, respectively, of restructuring charges that were recorded as cost of sales.
(4) 2023 included inventory purchase accounting adjustments of inventory that was stepped up as part of our purchase price allocation from our acquisition of BLR Aerospace, LLC ("BLR") in April 2023 and is a part of our Structural Systems operating segment.
(5) 2022 included inventory purchase accounting adjustments of inventory that was stepped up as part of our purchase price allocation from our acquisition of Magnetic Seal LLC (f/k/a Magnetic Seal Corporation, "MagSeal") in December 2021 and is a part of our Structural Systems operating segment.

Backlog

We define backlog as customer placed purchase orders ("POs") and long-term agreements ("LTAs") with firm fixed price and expected delivery dates of 24 months or less. The majority of the LTAs do not meet the definition of a contract under ASC 606 and thus, the backlog amount may or may not be greater than the remaining performance obligations amount disclosed in Note 1 to our consolidated financial statements included in Part IV, Item 15(a) of this Form 10-K. Backlog is subject to delivery delays or program cancellations, which are beyond our control. Backlog is affected by timing differences in the placement of customer orders and tends to be concentrated in some of our programs.

The increase in backlog was primarily in the military and space end-use markets; partially offset by a decrease in the commercial aerospace end-use markets and industrial end-use markets. $751.0 million of total backlog is expected to be delivered over the next 12 months. The following table summarizes our backlog for 2024 and 2023:

| | Change | (Dollars in thousands) December 31, | |
		2024	2023
Consolidated Ducommun			
Military and space	$ 97,642	$ 624,785	$ 527,143
Commercial aerospace	(13,589)	415,905	429,494
Industrial	(16,802)	20,129	36,931
Total	$ 67,251	$ 1,060,819	$ 993,568
Electronic Systems			
Military and space	$ 61,865	$ 459,546	$ 397,681
Commercial aerospace	(11,703)	76,291	87,994
Industrial	(16,802)	20,129	36,931
Total	$ 33,360	$ 555,966	$ 522,606
Structural Systems			
Military and space	$ 35,777	$ 165,239	$ 129,462
Commercial aerospace	(1,886)	339,614	341,500
Total	$ 33,891	$ 504,853	$ 470,962

2023 Compared to 2022

See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in our 2023 Form 10-K filed with the SEC on February 22, 2024.

LIQUIDITY AND CAPITAL RESOURCES

Available Liquidity

Total debt, the weighted-average interest rate, cash and cash equivalents and available credit facilities were as follows:

| | (Dollars in millions) December 31, | |
	2024	2023
Total debt, including short-term portion	$ 243.2	$ 266.0
Weighted-average interest rate on debt	7.25 %	7.53 %
Term Loans interest rate	7.02 %	6.93 %
Cash and cash equivalents	$ 37.1	$ 42.9
Unused Revolving Credit Facility	$ 191.0	$ 176.0

In July 2022, we completed a refinancing of all our existing debt by entering into a new term loan ("2022 Term Loan") and a new revolving credit facility ("2022 Revolving Credit Facility"). The 2022 Term Loan is a $250.0 million senior secured loan that matures on July 14, 2027. The 2022 Revolving Credit Facility is a $200.0 million senior secured revolving credit facility that matures on July 14, 2027. The 2022 Term Loan and 2022 Revolving Credit Facility, collectively are the new credit facilities ("2022 Credit Facilities"). In conjunction with the closing of the 2022 Credit Facilities, we utilized the entire $250.0 million of proceeds from the 2022 Term Loan plus our existing cash on hand to pay off our entire debt balance outstanding of $254.2 million under our prior credit facilities. At the same leverage ratio, the interest rate spread in the 2022 Credit Facilities is lower than the interest rate spread under our prior credit facilities. Interest payments are typically paid on a monthly or quarterly basis, depending on the interest rate selected, on the last business day each month or quarter. In addition, the 2022 Term Loan requires quarterly amortization payments of 0.625% during year one and year two, 1.250% during year three and year four, and 1.875% during year five of the original outstanding principal balance of the 2022 Term Loan amount, on the last business day each quarter. Further, the undrawn portion of the commitment of the 2022 Revolving Credit Facility is subject to a commitment fee ranging from 0.175% to 0.275%, based upon the consolidated total net adjusted leverage ratio, typically paid on a quarterly basis, on the last business day each quarter. However, the 2022 Revolving Credit Facility does not require any principal installment payments. As of December 31, 2024, we were in compliance with all covenants required under the 2022 Credit Facilities. See Note 10 to our consolidated financial statements included in Part IV, Item 15(a) of this Form 10-K for further information.

We made the mandatory quarterly amortization payments under our term loans of $7.8 million and $6.3 million during 2024 and 2023, respectively.

As of December 31, 2024, we had $191.0 million of unused borrowing capacity under the 2022 Revolving Credit Facility, after deducting $0.2 million for standby letters of credit.

In April 2022, management approved and commenced a restructuring plan that will position us for stronger performance. The restructuring plan mainly reduces headcount and consolidate facilities. As a result of this restructuring plan, we analyzed the need to write-down inventory and impair long-lived assets, including operating lease right-of-use assets. As of December 31, 2024, we estimate the remaining amount of charges related to this initiative to be $1.0 million to $1.5 million in total pre-tax restructuring charges through 2025 for facility consolidation related expenses. On an annualized basis, we anticipate these restructuring actions will result in total cost savings of $11.0 million to $13.0 million. See Note 3 to our consolidated financial statements included in Part IV, Item 15(a) of this Form 10-K for further information.

In November 2021, we entered into derivative contracts, U.S. dollar-one month LIBOR forward interest rate swaps designated as cash flow hedges, all with an effective date of January 1, 2024, for an aggregate total notional amount of $150.0 million, weighted average fixed rate of 1.8%, and all terminating on January 1, 2031 ("Forward Interest Rate Swaps"). The Forward Interest Rate Swaps mature on a monthly basis, with fixed amount payer payment dates on the first day of each calendar month, commencing on February 1, 2024 through January 1, 2031. See Note 1, Note 4 , and Note 10 to our consolidated financial statements included in Part IV, Item 15(a) of this Form 10-K for further information.

In July 2022, as a result of completing a refinancing of our existing debt, we were required to complete an amendment of the Forward Interest Rate Swaps ("Amended Forward Interest Rate Swaps"). The Forward Interest Rate Swaps were based on U.S. dollar-one month LIBOR and were amended to be based on one month Term SOFR as borrowings using LIBOR are no longer available under the 2022 Credit Facilities. The Amended Forward Interest Rate Swaps weighted average fixed rate was 1.7% as a result of the difference between U.S. dollar-one month LIBOR and one month Term SOFR. See Note 1, Note 4, and Note 10 to our consolidated financial statements included in Part IV, Item 15(a) of this Form 10-K for further information.

In April 2023, we completed the acquisition of BLR. The initial purchase price for BLR was $115.0 million, net of cash acquired, all payable in cash. We paid a gross aggregate of $117.0 million in cash upon the closing of the transaction. We utilized the 2022 Revolving Credit Facility to complete the acquisition. See Note 2 to our consolidated financial statements included in Part IV, Item 15(a) of this Form 10-K for further information.

In May 2023, we completed a public offering of our common stock resulting in net proceeds of $85.1 million. The public stock offering net proceeds along with cash on hand were used to pay down $85.2 million on the 2022 Revolving Credit Facility that was drawn on and utilized to complete the acquisition of BLR. See Note 2, Note 10, and Note 11 to our consolidated financial statements included in Part IV, Item 15(a) of this Form 10-K for further information.

We expect to spend a total of $23.0 million to $25.0 million for capital expenditures in 2025, financed by cash generated from operations, principally to support both growth in existing programs as well as new contract awards in Electronic Systems and Structural Systems. As part of our strategic plan to become a supplier of higher-level assemblies and win new contract awards, additional up-front investment in tooling will be required for newer programs which have higher engineering content and higher levels of complexity in assemblies.

We believe the ongoing aerospace and defense subcontractor consolidation makes acquisitions an increasingly important component of our future growth. We will continue to make prudent acquisitions and capital expenditures for manufacturing equipment and facilities to support long-term contracts for commercial and military aircraft and defense programs.

We continue to depend on operating cash flow and the availability of our 2022 Credit Facilities to provide short-term liquidity. Cash generated from operations and bank borrowing capacity is expected to provide sufficient liquidity to meet our obligations during the next twelve months from the date of issuance of these financial statements.

Cash Flow Summary

<u>**2024 Compared to 2023**</u>

Net cash provided by operating activities during 2024 was $34.2 million, compared to $31.1 million during 2023. The higher net cash provided by operating activities during 2024 was primarily due to higher net income, higher accounts payable mainly due to timing of payments, and lower inventories due to higher revenues, partially offset by higher contract assets due to higher revenues and lower contract liabilities due to lower net progress payments.

Net cash used in investing activities during 2024 was $13.9 million compared to $133.5 million during 2023. The lower net cash used in investing activities during 2024 was primarily due to an acquisition in the prior year that did not reoccur in the current year.

Net cash used in financing activities during 2024 was $26.0 million compared to net cash provided by of $99.0 million during 2023. The higher net cash used in financing activities during 2024 was primarily due to in the prior year, $85.1 million net proceeds from the issuance of common stock in a public offering and $23.8 million net borrowings under the revolving credit facility for the acquisition of BLR that did not reoccur in the current year, and $15.0 million higher net repayments on the revolving credit facility in the current year.

2023 Compared to 2022

See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in our 2023 Form 10-K filed with the SEC on February 22, 2024.

Off-Balance Sheet Arrangements

Our off-balance sheet arrangements consist of operating and finance leases not recorded as a result of the practical expedients utilized, right of offset of industrial revenue bonds and associated failed sales-leasebacks on property and equipment, and indemnities, none of which we believe may have a material current or future effect on our financial condition, liquidity, capital resources, or results of operations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical accounting policies and estimates are those accounting policies and estimates that can have a significant impact on the presentation of our financial condition and results of operations and that require the use of subjective estimates based upon past experience and management's judgment. Because of the uncertainty inherent in such estimates, actual results may differ from these estimates. Below are those policies applied in preparing our financial statements that management believes are the most dependent on the application of estimates and assumptions. See Note 1 to our consolidated financial statements included in Part IV, Item 15(a) of this Form 10-K for additional accounting policies.

Revenue Recognition

Our customers typically engage us to manufacture products based on designs and specifications provided by the end-use customer. This requires the building of tooling and manufacturing first article inspection products (prototypes) before volume manufacturing. Contracts with our customers generally include a termination for convenience clause.

We have a significant number of contracts that are started and completed within the same year, as well as contracts derived from long-term agreements and programs that can span several years. We recognize revenue under ASC 606, "Revenue from Contracts with Customers" ("ASC 606"), which utilizes a five-step model.

The definition of a contract for us is typically defined as a customer purchase order as this is when we achieve an enforceable right to payment. The majority of our contracts are firm fixed-price contracts. The deliverables within a customer purchase order are analyzed to determine the number of performance obligations. In addition, at times, in order to achieve economies of scale and based on our customer's forecasted demand, we may build in advance of receiving a purchase order from our customer. When that occurs, we would not recognize revenue until we have received the customer purchase order.

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account under ASC 606. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, control is transferred and the performance obligation is satisfied. The majority of our contracts have a single performance obligation as the promise to transfer the individual goods or services are highly interrelated or met the series guidance. For contracts with multiple performance obligations, we allocate the contract transaction price to each performance obligation using our best estimate of the standalone selling price of each distinct good or service in the contract. The primary method used to estimate the standalone selling price is the expected cost plus a margin approach, under which we forecast our expected costs of satisfying a performance obligation and then add an appropriate margin for that distinct good or service.

We manufacture most products to customer specifications, and the product cannot be easily modified for another customer.

As such, these products are deemed to have no alternative use once the manufacturing process begins. In the event the customer invokes a termination for convenience clause, we would be entitled to costs incurred to date plus a reasonable profit. Contract costs typically include labor, materials, overhead, and when applicable, subcontractor costs. For most of our products, we are building assets with no alternative use and have enforceable right to payment, and thus, we recognize revenue using the over time method.

The majority of our performance obligations are satisfied over time as work progresses. Typically, revenue is recognized over time using an input measure (i.e., costs incurred to date relative to total estimated costs at completion, also known as cost-to-cost plus reasonable profit) to measure progress. Our typical revenue contract is a firm fixed price contract, and the cost of raw materials could make up a significant amount of the total costs incurred. As such, we believe using the total costs incurred input method would be the most appropriate method. While the cost of raw materials could make up a significant amount of the total costs incurred, there is a direct relationship between our inputs and the transfer of control of goods or services to the customer.

Contract estimates, known as "estimates at completion," are based on various assumptions to project the outcome of future events that can span multiple months or years. These assumptions include among others, actual gross profits on the same or similar products manufactured previously; labor productivity and availability; the complexity of the work to be performed; the cost and availability of materials; overhead cost rates; and the performance of subcontractors. As a significant change in one or more of these estimates could affect the progress completed (and related profitability) on our contracts, we review and update our contract-related estimates on a regular basis. We recognize such adjustments under the cumulative catch-up method. Under this method, the impact of the adjustment is recognized in the period the adjustment is identified. In any given reporting period, we have a large number of active contracts, which we have defined as a customer purchase order, and changes in estimates may occur on a significant number of these contracts. Given the significant number of contracts that we may have at any given point in time, the varied nature of products produced under such contracts, and the different assumptions, facts and circumstances associated with each individual contract, and the fact that such changes at the contract level are typically not material, we disclose cumulative catch-up adjustments on a net basis. See Note 1 to our consolidated financial statements included in Part IV, Item 15(a) of this Form 10-K for the net impact of these adjustments to our consolidated financial statements for 2024 and 2023.

Payments under long-term contracts may be received before or after revenue is recognized. When revenue is recognized before we bill our customer, a contract asset is created for the work performed but not yet billed. Similarly, when we receive payment before we ship our products to our customer and have met the shipping terms, a contract liability is created for the advance or progress payment. When a contract liability and a contract asset exist on the same contract, we report it on a net basis.

We record provisions for the total anticipated losses on contracts, considering total estimated costs to complete the contract compared to total anticipated revenues, in the period in which such losses are identified. The provisions for estimated losses on contracts require us to make certain estimates and assumptions, including those with respect to the future revenue under a contract and the future cost to complete the contract. Our estimate of the future cost to complete a contract may include assumptions as to changes in manufacturing efficiency, operating and material costs, and our ability to resolve claims and assertions with our customers. If any of these or other assumptions and estimates do not materialize in the future, we may be required to adjust the provisions for estimated losses on contracts. The provision for estimated losses on contracts is included as part of contract liabilities on the consolidated balance sheets.

Production cost of contracts includes non-recurring production costs, such as design and engineering costs, and tooling and other special-purpose machinery necessary to build parts as specified in a contract. Production costs of contracts are recorded to cost of sales using the over time revenue recognition model. We review the value of the production cost of contracts on a quarterly basis to ensure when added to the estimated cost to complete, the value is not greater than the estimated realizable value of the related contracts.

Business Combinations

When a business is acquired, we allocate the purchase price by recording the assets acquired and liabilities assumed at their estimated fair values as of the acquisition date, with the excess cost recorded as goodwill. A preliminary fair value is determined once a business is acquired, with the final determination of fair value to be completed no later than one year from the date of acquisition.

To determine the estimated fair value of assets acquired and liabilities assumed requires significant judgment and estimates, including the selection of valuation methodologies, estimates of future revenues, costs and cash flows, discount rates, and selection of comparable companies. We engage the assistance of valuation specialists in concluding on fair value measurements in determining the fair value of assets acquired and liabilities assumed in business combinations.

The fair value of the intangible assets is estimated using several valuation methodologies, including the income based or market based approaches, which represent Level 3 fair value measurements. Inputs to fair value analyses and other aspects of the allocation of the purchase price require judgment. The values for technology and trade name are typically estimated using the relief from royalty methodology, while the value for customer relationships is typically estimated based on a multi-period excess earnings approach. The more significant inputs used in the technology intangible asset valuation included (i) future revenues, (ii) the technology decay rate, (iii) the royalty rate, and (iv) the discount rate. The more significant inputs used in the customer relationships intangible asset valuation include (i) future revenues, (ii) the projected earnings before interest, taxes, and amortization ("EBITA") margins, (iii) the customer attrition rates, and (iv) the discount rate. The useful lives are estimated based on the underlying agreements or the future economic benefit expected to be received from the assets.

Acquisition related costs are not included as components of consideration transferred but instead, expensed as incurred and are included in selling, general and administrative expenses in our consolidated statements of income. See Note 2 to our consolidated financial statements included in Part IV, Item 15(a) of this Form 10-K.

Goodwill

Goodwill is evaluated for impairment on an annual basis on the first day of the fourth fiscal quarter. If certain factors occur, including significant under performance of our business relative to expected operating results, significant adverse economic and industry trends, significant decline in our market capitalization for an extended period of time relative to net book value, a decision to divest individual businesses within a reporting unit, or a decision to group individual businesses differently, we may be required to perform an interim impairment test prior to the fourth quarter.

We may use either a qualitative or quantitative approach when testing a reporting unit's goodwill for impairment. The qualitative approach for potential impairment analysis is performed by evaluating a number of qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit was less than its carrying amount. If the qualitative assessment indicates that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value, we perform a quantitative assessment.

The quantitative approach for potential impairment analysis is performed by comparing the fair value of a reporting unit to its carrying value, including goodwill. Fair value is estimated by management using a combination of the income approach (which is based on a discounted cash flow model) and the market approach. Management's cash flow projections include significant judgments and assumptions, including the amount and timing of expected cash flows, long-term growth rates, and discount rates. The cash flows used in the discounted cash flow model are based on our best estimate of future revenues, gross margins, and adjusted after-tax earnings. If any of these assumptions are incorrect, it will impact the estimated fair value of a reporting unit. The market approach also requires management judgment in selecting comparable companies, business acquisitions and the transaction values observed and its related control premiums.

In the fourth quarter of 2024, the carrying amount of goodwill at the date of the most recent annual impairment evaluation for Electronic Systems and Structural Systems was $117.4 million and $127.2 million, respectively. For both reporting units, we performed a quantitative (step one) goodwill impairment analysis. The fair value of our Electronic Systems and Structural Systems segments exceeded their respective carrying values and thus, were not deemed impaired.

Other Intangible Assets

We amortize acquired other intangible assets with finite lives over the estimated economic lives of the assets, ranging from 2 to 23 years, generally using the straight-line method. The value of other intangibles acquired through business combinations has been estimated using present value techniques which involve estimates of future cash flows. We evaluate other intangible assets for recoverability considering undiscounted cash flows when significant changes in conditions occur, and recognize impairment losses, if any, based upon the estimated fair value of the assets.

Accounting for Stock-Based Compensation

We measure and recognize compensation expense for share-based payment transactions to our employees and non-employees at their estimated fair value. The expense is measured at the grant date, based on the calculated fair value of the share-based award, and is recognized over the requisite service period (generally the vesting period of the equity award). The fair value of stock options is determined using the Black-Scholes-Merton ("Black-Scholes") valuation model, which requires assumptions and judgments regarding stock price volatility, risk-free interest rates, and expected options terms. Management's estimates could differ from actual results. The fair value of unvested stock awards is determined based on the closing price of the underlying common stock on the date of grant except for market condition awards for which the fair value was based on a Monte Carlo simulation model.

<u>Inventories</u>

Inventories are stated at the lower of cost or net realizable value with cost being determined using a moving average cost basis for raw materials and actual cost for work-in-process and finished goods. The majority of our inventory is charged to cost of sales as raw materials are placed into production. Inventoried costs include raw materials, outside processing, direct labor and allocated overhead, adjusted for any abnormal amounts of idle performance center expense, freight, handling costs, and wasted materials (spoilage) incurred. We assess the inventory carrying value and reduce it, if necessary, to its net realizable value based on customer orders on hand, and internal demand forecasts using management's best estimates given information currently available. The majority of our revenues are recognized over time, however, for revenue contracts where revenue is recognized using the point in time method, inventory is not reduced until it is shipped or transfer of control to the customer has occurred. Our ending inventory consists of raw materials, work-in-process, and finished goods.

<u>Income Taxes</u>

Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized, using enacted tax rates, for the expected future tax consequences of temporary differences between the book and tax bases of recorded assets and liabilities, operating losses, and tax credit carryforwards. Deferred tax assets are evaluated quarterly and are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Tax positions taken or expected to be taken in a tax return are recognized when it is more-likely-than-not, based on technical merits, to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement, including resolution of related appeals and/or litigation process, if any.

Recent Accounting Pronouncements

See Note 1 to our consolidated financial statements included in Part IV, Item 15(a) of this Form 10-K for a description of recent accounting pronouncements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our main market risk exposure relates to changes in interest rates on our outstanding long-term debt. At December 31, 2024, we had borrowings of $243.2 million under our 2022 Credit Facilities.

The 2022 Term Loan bears interest, at our option, at a rate equal to either (i) Term Secured Overnight Financing Rate ("Term SOFR") plus an applicable margin ranging from 1.375% to 2.375% per year or (ii) Base Rate (defined as the highest of [a] Federal Funds Rate plus 0.50%, [b] Bank of America's prime rate, and [c] Term SOFR plus 1.00%, and if the Base Rate is less than zero percent, it will be deemed zero percent) plus an applicable margin ranging from 0.375% to 1.375% per year, in each case based upon the consolidated total net adjusted leverage ratio.

The 2022 Revolving Credit Facility bears interest, at our option, at a rate equal to either (i) Term SOFR plus an applicable margin ranging from 1.375% to 2.375% per year or (ii) Base Rate (defined as the highest of [a] Federal Funds Rate plus 0.50%, [b] Bank of America's prime rate, and [c] Term SOFR plus 1.00%, and if the Base Rate is less than zero percent, it will be deemed zero percent) plus an applicable margin ranging from 0.375% to 1.375% per year, in each case based upon the consolidated total net adjusted leverage ratio.

A hypothetical 10% increase or decrease in the interest rate would have an immaterial impact on our financial condition and results of operations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and supplementary data together with the report thereon of PricewaterhouseCoopers LLP included in Part IV, Item 15(a) 1 and 2 of this Annual Report on Form 10-K are included herein by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended ("Exchange Act")), are designed to provide reasonable assurance that information required to be disclosed in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

Under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2024.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles ("GAAP"). The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management of the Company has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") *Internal Control-Integrated Framework* (2013). Based on our assessment and those criteria, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2024.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included in Item 15 of this Annual Report on Form 10-K.

Remediation of Prior Year Material Weakness

We previously identified and disclosed in our 2023 Annual Report on Form 10-K, as well as in our Quarterly Report on Form 10-Q ("Form 10-Q") for each interim period in fiscal year 2024, a material weakness in our internal control over financial reporting regarding the following:

We did not design and maintain effective controls over the accuracy of contract terms and the reasonableness of gross margin assumptions used to recognize revenue. Specifically, we did not verify that amendments to purchase orders and gross margin percentage assumptions used in the Company's revenue recognition analysis were properly reviewed at a sufficient level of precision.

During 2024, we successfully completed the testing necessary to conclude that the controls were operating effectively as of December 31, 2024 and have concluded that the material weakness related to revenue recognition has been remediated.

<u>Changes in Internal Control Over Financial Reporting</u>

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during the quarter ended December 31, 2024.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors of the Registrant

The information under the caption "Directors' Backgrounds and Qualifications" in the 2025 Proxy Statement is incorporated herein by reference.

Executive Officers of the Registrant

The information under the caption "Named Executive Officers" in the 2025 Proxy Statement is incorporated herein by reference.

Audit Committee and Audit Committee Financial Expert

The information under the caption "Committees of the Board of Directors" relating to the Audit Committee of the Board of Directors in the 2025 Proxy Statement is incorporated herein by reference.

Compliance with Section 16(a) of the Exchange Act

The information under the caption "Delinquent Section 16(a) Reports" in the 2025 Proxy Statement is incorporated herein by reference.

Code of Business Conduct and Ethics

The information under the caption "Code of Business Conduct and Ethics" in the 2025 Proxy Statement is incorporated herein by reference.

Insider Trading Policies and Procedures

The information under the caption "Key Governance Documents" in the 2025 Proxy Statement is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information under the captions "2024 Compensation Discussion and Analysis" and "Compensation of Directors" in the 2025 Proxy Statement is incorporated herein by reference. Moreover, we did not grant any stock options to our officers and key employees nor were any stock options, stock appreciation rights or other option-like instruments granted to our directors or officers within four days prior to, or one day after the release of material non-public information.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information under the caption "Security Ownership of Certain Beneficial Owners and Management" in the 2025 Proxy Statement is incorporated herein by reference.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information about our compensation plans under which equity securities are authorized for issuance as of December 31, 2024:

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))(c)(3)
Equity compensation plans approved by security holders[(1)]	621,818	$ 38.93 [1]	499,523
Employee stock purchase plan approved by security holders[(2)]	—	—	442,546
Equity compensation plans not approved by security holders	—	—	—
Total	621,818		942,069

(1) Consists of the 2024 Stock Incentive Plan. The number of securities to be issued consists of 114,270 for stock options, 247,264 for restricted stock units and 260,284 for performance stock units at target. The weighted average exercise price applies only to the stock options.

(2) The 2018 Employee Stock Purchase Plan enables employees to purchase our common stock at a 15% discount to the lower of the market value at the beginning or end of each six month offering period. As such, the number of shares that may be issued during a given six month period and the purchase price of such shares cannot be determined in advance. See Note 12 to our consolidated financial statements included in Part IV, Item 15(a) of this Annual Report on Form 10-K.

(3) Awards are not restricted to any specified form or structure and may include, without limitation, sales or bonuses of stock, restricted stock, stock options, reload stock options, stock purchase warrants, other rights to acquire stock, securities convertible into or redeemable for stock, stock appreciation rights, limited stock appreciation rights, phantom stock, dividend equivalents, performance units or performance shares, and an award may consist of one such security or benefit, or two or more of them in tandem or in alternative.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information under the caption "Certain Relationships and Related Transactions" and "Director Independence" in the 2025 Proxy Statement is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information under the caption "Principal Accountant Fees and Services" and "Policy for Pre-Approval of Independent Accountant Services" contained in the 2025 Proxy Statement is incorporated herein by reference.

---

[1]

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   1.   <u>Financial Statements</u>

The following consolidated financial statements of Ducommun Incorporated and subsidiaries, are incorporated by reference in Item 8 of this report.

	Page
Report of Independent Registered Public Accounting Firm (PCAOB ID: 238)	46
Consolidated Balance Sheets - December 31, 2024 and 2023	48
Consolidated Statements of Income - Years Ended December 31, 2024, 2023, and 2022	49
Consolidated Statements of Comprehensive Income - Years Ended December 31, 2024, 2023, and 2022	50
Consolidated Statements of Changes in Shareholders' Equity - Years Ended December 31, 2024, 2023, and 2022	51
Consolidated Statements of Cash Flows - Years Ended December 31, 2024, 2023, and 2022	52
Notes to Consolidated Financial Statements	53

2.   <u>Financial Statement Schedule</u>

The following schedule for the years ended December 31, 2024, 2023, and 2022 is filed herewith:

Schedule II - Consolidated Valuation and Qualifying Accounts	87

All other schedules have been omitted because they are not applicable, not required, or the information has been otherwise supplied in the financial statements or notes thereto.

3.   <u>Exhibits</u>

See Item 15(b) for a list of exhibits.   —

ITEM 16. FORM 10-K SUMMARY   —

Signatures   —

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ducommun Incorporated

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Ducommun Incorporated and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of income, of comprehensive income, of changes in shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes and financial statement schedule listed in the index appearing under Item 15(a)2 (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Impairment Assessment - Structural Systems Reporting Unit

As described in Notes 1 and 8 to the consolidated financial statements, the Company's consolidated goodwill balance was $244.6 million as of December 31, 2024, and the goodwill associated with the Structural Systems reporting unit was $127.2 million. Goodwill is evaluated for impairment on an annual basis on the first day of the fourth fiscal quarter. If certain factors occur, management may be required to perform an interim impairment test prior to the fourth quarter. The quantitative approach for potential impairment analysis is performed by comparing the fair value of a reporting unit to its carrying value, including goodwill. Fair value is estimated by management using a combination of the income approach (which is based on a discounted cash flow model) and the market approach. Management's cash flow projections include significant judgments and assumptions, including the amount and timing of expected cash flows, long-term growth rates, and discount rates. The cash flows used in the discounted cash flow model are based on management's best estimate of future revenues, gross margins, and adjusted after-tax earnings. The market approach also requires management judgment in selecting comparable companies, business acquisitions and the transaction values observed and its related control premiums.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of the Structural Systems reporting unit is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the Structural Systems reporting unit based on a discounted cash flow model; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to the estimate of gross margins and the discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment assessment, including controls over the valuation of the Structural Systems reporting unit. These procedures also included, among others (i) testing management's process for developing the fair value estimate of the Structural Systems reporting unit based on a discounted cash flow model; (ii) evaluating the appropriateness of the discounted cash flow model used by management; (iii) testing the completeness and accuracy of underlying data used in the discounted cash flow model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to the estimate of gross margins and the discount rate. Evaluating management's assumption related to the estimate of gross margins involved evaluating whether the assumption used by management was reasonable considering (i) the current and past performance of the Structural Systems reporting unit; (ii) the consistency with external market and industry data; and (iii) whether the assumption was consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the discounted cash flow model and (ii) the reasonableness of the discount rate assumption.

/s/ PricewaterhouseCoopers LLP

Irvine, California
February 27, 2025

We have served as the Company's auditor since 1989.

Ducommun Incorporated and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands, except share and per share data)

		December 31,		
		2024		2023
Assets				
Current Assets				
Cash and cash equivalents	$	37,139	$	42,863
Accounts receivable (net of allowance for credit losses of $2,630 and $2,006 at December 31, 2024 and 2023, respectively)		109,716		104,692
Contract assets		200,584		177,686
Inventories		196,881		199,201
Production cost of contracts		6,802		7,778
Other current assets		16,959		17,349
Total Current Assets		568,081		549,569
Property and Equipment, Net		109,812		111,379
Operating Lease Right-of-Use Assets		28,611		29,513
Goodwill		244,600		244,600
Intangibles, Net		149,591		166,343
Deferred Income Taxes		2,239		641
Other Assets		23,167		18,874
Total Assets	$	1,126,101	$	1,120,919
Liabilities and Shareholders' Equity				
Current Liabilities				
Accounts payable	$	75,784	$	72,265
Contract liabilities		34,445		53,492
Accrued and other liabilities		44,214		42,260
Operating lease liabilities		8,531		7,873
Current portion of long-term debt		12,500		7,813
Total Current Liabilities		175,474		183,703
Long-Term Debt, Less Current Portion		229,830		256,961
Non-Current Operating Lease Liabilities		21,284		22,947
Deferred Income Taxes		—		4,766
Other Long-Term Liabilities		16,983		16,448
Total Liabilities		443,571		484,825
Commitments and Contingencies (Notes 14, 16)				
Shareholders' Equity				
Common stock - $0.01 par value; 35,000,000 shares authorized; 14,781,218 and 14,600,766 shares issued and outstanding at December 31, 2024 and 2023, respectively		148		146
Additional paid-in capital		217,523		206,197
Retained earnings		453,475		421,980
Accumulated other comprehensive income		11,384		7,771
Total Shareholders' Equity		682,530		636,094
Total Liabilities and Shareholders' Equity	$	1,126,101	$	1,120,919

See accompanying notes to consolidated financial statements.

Ducommun Incorporated and Subsidiaries
Consolidated Statements of Income
(Dollars in thousands, except per share amounts)

		Years Ended December 31,				
		2024		2023		2022
Net Revenues	$	786,551	$	756,992	$	712,537
Cost of Sales		589,286		593,805		568,240
Gross Profit		197,265		163,187		144,297
Selling, General and Administrative Expenses		138,610		119,728		98,351
Restructuring Charges		6,444		14,542		6,158
Operating Income		52,211		28,917		39,788
Interest Expense		(15,304)		(20,773)		(11,571)
Loss on Extinguishment of Debt		—		—		(295)
Other Income, Net		—		8,235		5,400
Income Before Taxes		36,907		16,379		33,322
Income Tax Expense		5,412		451		4,533
Net Income	$	31,495	$	15,928	$	28,789
Earnings Per Share						
Basic earnings per share	$	2.13	$	1.16	$	2.38
Diluted earnings per share	$	2.10	$	1.14	$	2.33
Weighted-Average Number of Shares Outstanding						
Basic		14,774		13,717		12,074
Diluted		15,013		13,972		12,366

See accompanying notes to consolidated financial statements.

Ducommun Incorporated and Subsidiaries
Consolidated Statements of Comprehensive Income
(Dollars in thousands)

	Years Ended December 31,		
	2024	2023	2022
Net Income	$ 31,495	$ 15,928	$ 28,789
Other Comprehensive Income, Net of Tax:			
Pension Adjustments:			
Amortization of actuarial losses and prior service costs, net of tax of $55, $53, and $143 for 2024, 2023, and 2022, respectively	178	167	442
Actuarial gains (losses) arising during the period, net of tax expense (benefit) of $527, $(394), and $722 for 2024, 2023, and 2022, respectively	1,752	(1,268)	2,259
Change in net unrealized gains on cash flow hedges, net of tax of $507, $344, and $3,753 for 2024, 2023, and 2022, respectively	1,683	1,127	12,077
Other Comprehensive Income, Net of Tax	3,613	26	14,778
Comprehensive Income, Net of Tax	$ 35,108	$ 15,954	$ 43,567

See accompanying notes to consolidated financial statements.

Ducommun Incorporated and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity
(Dollars in thousands, except share data)

	Shares Outstanding	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at December 31, 2021	**11,925,087**	**$ 119**	**$ 104,253**	**$ 377,263**	**$ (7,033)**	**$ 474,602**
Net income	—	—	—	28,789	—	28,789
Other comprehensive income, net of tax	—	—	—	—	14,778	14,778
Employee stock purchase plan	59,693	1	2,230	—	—	2,231
Stock options exercised	109,186	1	3,474	—	—	3,475
Stock repurchased related to the exercise of stock options and stock awards vested	(151,213)	(2)	(7,457)	—	—	(7,459)
Stock awards vested	163,532	2	(2)	—	—	—
Stock-based compensation	—	—	9,544	—	—	9,544
Balance at December 31, 2022	**12,106,285**	**121**	**112,042**	**406,052**	**7,745**	**525,960**
Net income	—	—	—	15,928	—	15,928
Other comprehensive income, net of tax	—	—	—	—	26	26
Issuance of common stock in public offering, net of issuance costs	2,300,000	23	85,084	—	—	85,107
Employee stock purchase plan	52,211	1	2,541	—	—	2,542
Stock options exercised	49,450	—	1,564	—	—	1,564
Stock repurchased related to the exercise of stock options and stock awards vested	(138,929)	(1)	(7,380)	—	—	(7,381)
Stock awards vested	231,749	2	(2)	—	—	—
Stock-based compensation	—	—	12,348	—	—	12,348
Balance at December 31, 2023	**14,600,766**	**146**	**206,197**	**421,980**	**7,771**	**636,094**
Net income	—	—	—	31,495	—	31,495
Other comprehensive income, net of tax	—	—	—	—	3,613	3,613
Employee stock purchase plan	55,220	1	2,322	—	—	2,323
Stock options exercised	20,880	—	774	—	—	774
Stock repurchased related to the exercise of stock options and stock awards vested	(114,956)	(1)	(5,953)	—	—	(5,954)
Stock awards vested	219,308	2	(2)	—	—	—
Stock-based compensation	—	—	14,185	—	—	14,185
Balance at December 31, 2024	**14,781,218**	**$ 148**	**$ 217,523**	**$ 453,475**	**$ 11,384**	**$ 682,530**

See accompanying notes to consolidated financial statements.

Ducommun Incorporated and Subsidiaries
Consolidated Statements of Cash Flows
(Dollars in thousands)

	Years Ended December 31,		
	2024	2023	2022
Cash Flows from Operating Activities			
Net Income	$ 31,495	$ 15,928	$ 28,789
Adjustments to Reconcile Net Income to			
Net Cash Provided by Operating Activities:			
Depreciation and amortization	33,438	32,571	31,421
Non-cash operating lease cost	8,513	8,215	7,267
Inventory write-down and property and equipment impairment due to restructuring	—	882	1,610
Stock-based compensation expense	17,836	15,045	10,744
Deferred income taxes	(7,454)	(9,832)	(9,392)
Provision for (recovery of) credit losses	624	1,417	(509)
Noncash loss on extinguishment of debt	—	—	295
Recognition of insurance recoveries	—	(3,886)	—
Other	297	411	1,060
Changes in Assets and Liabilities:			
Accounts receivable	(5,648)	1,998	(31,188)
Contract assets	(22,898)	13,604	(14,885)
Inventories	2,320	(15,979)	(20,841)
Production cost of contracts	618	(2,825)	8
Other assets	(1,507)	(4,330)	(1,354)
Accounts payable	3,239	(18,420)	24,222
Contract liabilities	(19,047)	6,424	4,991
Operating lease liabilities	(8,270)	(7,618)	(6,473)
Accrued and other liabilities	624	(2,538)	6,915
Net Cash Provided by Operating Activities	**34,180**	**31,067**	**32,680**
Cash Flows from Investing Activities			
Purchases of property and equipment	(14,129)	(19,522)	(19,689)
Proceeds from sale of assets	223	404	82
Payments for acquisition of BLR Aerospace L.L.C., net of cash acquired	—	(114,378)	—
Post closing cash received from acquisition of Magnetic Seal LLC, net of cash acquired	—	—	365
Net Cash Used in Investing Activities	**(13,906)**	**(133,496)**	**(19,242)**
Cash Flows from Financing Activities			
Borrowings from senior secured revolving credit facility	20,000	176,500	4,000
Repayments of senior secured revolving credit facility	(35,000)	(152,700)	(4,000)
Borrowings from term loans	—	—	250,000
Repayments of term loans	(7,813)	(6,250)	(289,274)
Repayments of other debt	(329)	(336)	(344)
Debt issuance costs	—	—	(2,511)
Proceeds from issuance of common stock in public offering, net of issuance costs	—	85,107	—
Net cash paid upon issuance of common stock under stock plans	(2,856)	(3,275)	(1,379)
Net Cash (Used in) Provided by Financing Activities	**(25,998)**	**99,046**	**(43,508)**
Net Decrease in Cash and Cash Equivalents	(5,724)	(3,383)	(30,070)
Cash and Cash Equivalents at Beginning of Year	42,863	46,246	76,316
Cash and Cash Equivalents at End of Year	**$ 37,139**	**$ 42,863**	**$ 46,246**

See accompanying notes to consolidated financial statements.

DUCOMMUN INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

Description of Business

We are a leading global provider of innovative, value-added proprietary products and manufacturing solutions for high-performance products and high-cost-of failure applications used primarily in the aerospace and defense ("A&D"), industrial, medical, and other industries (collectively, "Industrial"). Our operations are organized into two primary businesses: Electronic Systems segment ("Electronic Systems") and Structural Systems segment ("Structural Systems"), each of which is a reportable operating segment. Electronic Systems designs, engineers and manufactures high-reliability electronic and electromechanical products used in worldwide technology-driven markets including A&D and Industrial end-use markets. Electronic Systems' product offerings primarily range from prototype development to complex assemblies. Structural Systems designs, engineers and manufactures large, complex contoured aerostructure components and assemblies and supplies composite and metal bonded structures and assemblies. Structural Systems' products are primarily used on commercial aircraft, military fixed-wing aircraft, and military and commercial rotary-wing aircraft. All reportable operating segments follow the same accounting principles.

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), and include the accounts of Ducommun Incorporated and its subsidiaries ("Ducommun," the "Company," "we," "us" or "our"), after eliminating intercompany balances and transactions.

Our fiscal quarters typically end on the Saturday closest to the end of March, June and September for the first three fiscal quarters of each year, and on December 31 for our fourth fiscal quarter. As a result of using fiscal quarters for the first three quarters combined with leap years, our first and fourth fiscal quarters can range between 12 1/2 weeks to 13 1/2 weeks while the second and third fiscal quarters remain at a constant 13 weeks per fiscal quarter.

Use of Estimates

Certain amounts and disclosures included in the consolidated financial statements required management to make estimates and judgments that affect the amount of assets, liabilities (including forward loss reserves), revenues and expenses, and related disclosures of contingent assets and liabilities. These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

Reclassifications

Certain prior period amounts have been reclassified to conform to current year's presentation.

Unsolicited Non-Binding Indication of Interest

On April 8, 2024, our Board of Directors ("BOD") confirmed receipt of the first unsolicited non-binding indication of interest dated April 1, 2024 ("First IOI") from Albion River LLC ("Albion"), a private direct investment firm. Albion expressed interest in acquiring all the outstanding shares of Ducommun for $60.00 per share in cash. On April 16, 2024, we issued a press release responding to the First IOI that the BOD had unanimously determined it was not in the best interests of Ducommun and Ducommun shareholders to pursue further discussions regarding the proposal.

On July 15, 2024, our BOD received an unsolicited revised non-binding indication of interest from Albion ("Second IOI"), to acquire all outstanding shares of Ducommun for $65.00 per share in cash. On July 25, 2024, we issued a press release responding to the Second IOI that the BOD had unanimously determined it was not in the best interests of Ducommun and Ducommun shareholders to pursue further discussions regarding the revised proposal.

On November 12, 2024 Albion filed a 13D/A with the SEC stating that it no longer intended to maintain an active role with Ducommun and that it had reduced its stock ownership to 737,992 shares. Subsequent to our year ended December 31, 2024, on February 10, 2025, Albion filed a 13G/A with the SEC showing it completely liquidated its holdings and no longer owned any shares in Ducommun as of December 31, 2024.

Supplemental Cash Flow Information

	(Dollars in thousands) Years Ended December 31,		
	2024	2023	2022
Interest paid, net	$ 14,010	$ 19,856	$ 10,983
Taxes paid, net	$ 12,881	$ 22,950	$ 3,825
Non-cash activities:			
Purchases of property and equipment not paid	$ 1,087	$ 807	$ 1,195

Fair Value

Assets and liabilities that are measured, recorded or disclosed at fair value on a recurring basis are categorized using the fair value hierarchy. The fair value hierarchy has three levels based on the reliability of the inputs used to determine the fair value. Level 1, the highest level, refers to the values determined based on quoted prices in active markets for identical assets. Level 2 refers to fair values estimated using significant observable inputs. Level 3, the lowest level, includes fair values estimated using significant unobservable inputs.

We have money market funds which are included as cash and cash equivalents. We also have forward interest rate swap agreements and the fair value of the forward interest rate swap agreements was determined using pricing models that use observable market inputs as of the balance sheet date, a Level 2 measurement.

There were no transfers between Level 1, Level 2, or Level 3 financial instruments in either 2024 or 2023.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid instruments purchased with original maturities of three months or less. These assets are valued at cost, which approximates fair value, which we classify as Level 1. See Fair Value above.

Derivative Instruments

We recognize derivative instruments on our consolidated balance sheets at their fair value. On the date that we enter into a derivative contract, we designate the derivative instrument as a fair value hedge, a cash flow hedge, or a derivative instrument that will not be accounted for using hedge accounting methods. In November 2021, we entered into forward interest rate swap agreements with an aggregate notional amount of $150.0 million, all with an effective date of January 1, 2024 ("Forward Interest Rate Swaps") to manage our exposure to interest rate movements on a portion of our debt. As such, at the time we entered into the Forward Interest Rate Swaps, there was a high probability of forecasted interest payments on our debts occurring and the swaps are highly effective in offsetting those interest payments and therefore, we elected to apply cash flow hedge accounting. In July 2022, as a result of refinancing all our existing debt, which allows borrowing based on a Secured Overnight Financing Rate ("SOFR"), we were required to complete an amendment of the Forward Interest Rate Swaps from One Month London Interbank Offered Rate ("LIBOR") to One Month Term SOFR ("Amended Forward Interest Rate Swaps"), which occurred on the same day. After the transition of the Forward Interest Rate Swaps and debt to SOFR was completed, we determined the hedging relationship was still highly effective as of the amendment date. See Note 4 and Note 10. As of December 31, 2024, all of our derivative instruments were designated as cash flow hedges.

We record changes in the fair value of a derivative instrument that is highly effective and that is designated and qualifies as a cash flow hedge in other comprehensive income (loss), net of tax until our earnings are affected by the variability of cash flows of the underlying hedged item. We report changes in the fair values of derivative instruments that are not designated or do not qualify for hedge accounting in current period earnings. We classify cash flows from derivative instruments in the consolidated statements of cash flows in the same category as the item being hedged or on a basis consistent with the nature of the instrument. Prior to the Amended Forward Interest Rate Swaps being effective on January 1, 2024, we only recorded the changes in fair value of the derivative instruments that were highly effective and that were designated and qualified as cash flow hedges prior to the effective date. See Note 4.

When we determine that a derivative instrument is not highly effective as a hedge, we discontinue hedge accounting prospectively. In all situations in which we discontinue hedge accounting and the derivative instrument remains outstanding, we will carry the derivative instrument at its fair value on our consolidated balance sheets and recognize subsequent changes in its fair value in our current period earnings.

Allowance for Credit Losses

We maintain an allowance for credit losses for expected losses from the inability of customers to make required payments. The allowance for credit losses is evaluated periodically for expected credit losses based on the financial condition of customers and their payment history, the aging of accounts receivable, historical write-off experience and other assumptions, such as current assessment of economic conditions.

Inventories

Inventories are stated at the lower of cost or net realizable value with cost being determined using a moving average cost basis for raw materials and actual cost for work-in-process and finished goods. The majority of our inventory is charged to cost of sales as raw materials are placed into production. Inventoried costs include raw materials, outside processing, direct labor and allocated overhead, adjusted for any abnormal amounts of idle performance center expense, freight, handling costs, and wasted materials (spoilage) incurred. We assess the inventory carrying value and reduce it, if necessary, to its net realizable value based on customer orders on hand, and internal demand forecasts using management's best estimates given information currently available. The majority of our revenues are recognized over time, however, for revenue contracts where revenue is recognized using the point in time method, inventory is not reduced until it is shipped or transfer of control to the customer has occurred. Our ending inventory consists of raw materials, work-in-process, and finished goods.

Property and Equipment and Depreciation

Property and equipment, including assets recorded under operating and finance leases, are recorded at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets, or the lease term if shorter for leasehold improvements. Repairs and maintenance are charged to expense as incurred. We evaluate long-lived assets for recoverability considering undiscounted cash flows, when significant changes in conditions occur, and recognize impairment losses if any, based upon the fair value of the assets.

Business Combinations

When a business is acquired, we allocate the purchase price by recording the assets acquired and liabilities assumed at their estimated fair values as of the acquisition date, with the excess cost recorded as goodwill. A preliminary fair value is determined once a business is acquired, with the final determination of fair value to be completed no later than one year from the date of acquisition.

To determine the estimated fair value of assets acquired and liabilities assumed requires significant judgment and estimates, including the selection of valuation methodologies, estimates of future revenues, costs and cash flows, discount rates, and selection of comparable companies. We engage the assistance of valuation specialists in concluding on fair value measurements in determining the fair value of assets acquired and liabilities assumed in business combinations.

The fair value of the intangible assets is estimated using several valuation methodologies, including the income based or market based approaches, which represent Level 3 fair value measurements. Inputs to fair value analyses and other aspects of the allocation of the purchase price require judgment. The values for technology and trade name are typically estimated using the relief from royalty methodology, while the value for customer relationships is typically estimated based on a multi-period excess earnings approach. The more significant inputs used in the technology intangible asset valuation included (i) future revenues, (ii) the technology decay rate, (iii) the royalty rate, and (iv) the discount rate. The more significant inputs used in the customer relationships intangible asset valuation include (i) future revenues, (ii) the projected earnings before interest, taxes, and amortization ("EBITA") margins, (iii) the customer attrition rates, and (iv) the discount rate. The useful lives are estimated based on the underlying agreements or the future economic benefit expected to be received from the assets.

Acquisition related costs are not included as components of consideration transferred but instead, expensed as incurred and are included in selling, general and administrative expenses in our consolidated statements of income. See Note 2.

Goodwill

Goodwill is evaluated for impairment on an annual basis on the first day of the fourth fiscal quarter. If certain factors occur, including significant under performance of our business relative to expected operating results, significant adverse economic and industry trends, significant decline in our market capitalization for an extended period of time relative to net book value, a decision to divest individual businesses within a reporting unit, or a decision to group individual businesses differently, we may be required to perform an interim impairment test prior to the fourth quarter.

We may use either a qualitative or quantitative approach when testing a reporting unit's goodwill for impairment. The qualitative approach for potential impairment analysis is performed to determine whether it is more likely than not that the fair value of a reporting unit was less than its carrying amount. If the qualitative assessment indicates that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value, we perform a quantitative assessment.

The quantitative approach for potential impairment analysis is performed by comparing the fair value of a reporting unit to its carrying value, including goodwill. Fair value is estimated by management using a combination of the income approach (which is based on a discounted cash flow model) and the market approach. Management's cash flow projections include significant judgments and assumptions, including the amount and timing of expected cash flows, long-term growth rates, and discount rates. The cash flows used in the discounted cash flow model are based on our best estimate of future revenues, gross margins, and adjusted after-tax earnings. If any of these assumptions are incorrect, it will impact the estimated fair value of a reporting unit. The market approach also requires management judgment in selecting comparable companies, business acquisitions and the transaction values observed and its related control premiums.

In the fourth quarter of 2024, the carrying amount of goodwill at the date of the most recent annual impairment evaluation for Electronic Systems and Structural Systems was $117.4 million and $127.2 million, respectively. We performed a step one goodwill impairment analysis as of the first day of the fourth quarter of 2024 for both Electronic Systems and Structural Systems. The fair value of both Electronic Systems and Structural Systems exceeded its respective carrying values and thus, were not deemed to be impaired. See Note 8.

We acquired 100% of the equity interests of BLR Aerospace, L.L.C. ("BLR") in April 2023, for an initial purchase price of $115.0 million, net of cash acquired. We recorded goodwill of $41.2 million in our Structural Systems segment, which is also our reporting unit. See Note 2.

Other Intangible Assets

We amortize acquired other intangible assets with finite lives over the estimated economic lives of the assets, ranging from 2 to 23 years, generally using the straight-line method. The value of other intangibles acquired through business combinations has been estimated using present value techniques which involve estimates of future cash flows. We evaluate other intangible assets for recoverability considering undiscounted cash flows when significant changes in conditions occur, and recognize impairment losses, if any, based upon the estimated fair value of the assets.

Accumulated Other Comprehensive Income

Accumulated other comprehensive income, as reflected on the consolidated balance sheets under the equity section, was comprised of cumulative pension and retirement liability adjustments, net of tax, and change in net unrealized gains and losses on cash flow hedges, net of tax.

Revenue Recognition

Our customers typically engage us to manufacture products based on designs and specifications provided by the end-use customer. This requires the building of tooling and manufacturing first article inspection products (prototypes) before volume manufacturing. Contracts with our customers generally include a termination for convenience clause.

We have a significant number of contracts that are started and completed within the same year, as well as contracts derived from long-term agreements and programs that can span several years. We recognize revenue under ASC 606, "Revenue from Contracts with Customers" ("ASC 606"), which utilizes a five-step model.

The definition of a contract for us is typically defined as a customer purchase order as this is when we achieve an enforceable right to payment. The majority of our contracts are firm fixed-price contracts. The deliverables within a customer purchase order are analyzed to determine the number of performance obligations. In addition, at times, in order to achieve economies of scale and based on our customer's forecasted demand, we may build in advance of receiving a purchase order from our customer. When that occurs, we would not recognize revenue until we have received the customer purchase order.

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account under ASC 606. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, control is transferred and the performance obligation is satisfied. The majority of our contracts have a single performance obligation as the promise to transfer the individual goods or services are highly interrelated or met the series guidance. For contracts with multiple performance obligations, we allocate the contract transaction price to each performance obligation using our best estimate of the standalone selling price of each distinct good or service in the contract. The primary method used to estimate the standalone selling price is the expected cost plus a margin approach, under which we forecast our expected costs of satisfying a performance obligation and then add an appropriate margin for that distinct good or service.

We manufacture most products to customer specifications, and the product cannot be easily modified for another customer. As such, these products are deemed to have no alternative use once the manufacturing process begins. In the event the customer invokes a termination for convenience clause, we would be entitled to costs incurred to date plus a reasonable profit. Contract costs typically include labor, materials, overhead, and when applicable, subcontractor costs. For most of our products, we are building assets with no alternative use and have enforceable right to payment, and thus, we recognize revenue using the over time method.

The majority of our performance obligations are satisfied over time as work progresses. Typically, revenue is recognized over time using an input measure (i.e., costs incurred to date relative to total estimated costs at completion, also known as cost-to-cost plus reasonable profit) to measure progress. Our typical revenue contract is a firm fixed price contract, and the cost of raw materials could make up a significant amount of the total costs incurred. As such, we believe using the total costs incurred input method would be the most appropriate method. While the cost of raw materials could make up a significant amount of the total costs incurred, there is a direct relationship between our inputs and the transfer of control of goods or services to the customer.

Contract estimates, known as "estimates at completion," are based on various assumptions to project the outcome of future events that can span multiple months or years. These assumptions include among others, actual gross profits on the same or similar products manufactured previously; labor productivity and availability; the complexity of the work to be performed; the cost and availability of materials; overhead cost rates; and the performance of subcontractors. As a significant change in one or more of these estimates could affect the progress completed (and related profitability) on our contracts, we review and update our contract-related estimates on a regular basis. We recognize such adjustments under the cumulative catch-up method. Under this method, the impact of the adjustment is recognized in the period the adjustment is identified. In any given reporting period, we have a large number of active contracts, which we have defined as a customer purchase order, and changes in estimates may occur on a significant number of these contracts. Given the significant number of contracts that we may have at any given point in time, the varied nature of products produced under such contracts, and the different assumptions, facts and circumstances associated with each individual contract, and the fact that such changes at the contract level are typically not material, we disclose cumulative catch-up adjustments on a net basis.

Net cumulative favorable and unfavorable catch-up adjustments to contracts had the following impact on our operating results:

	(Dollars in thousands)		
	Years Ended December 31,		
	2024	2023	2022
Total net revenues	$ (2,402)	$ (7,161)	$ (4,842)
Operating income	$ (2,402)	$ (7,161)	$ (4,842)

Payments under long-term contracts may be received before or after revenue is recognized. When revenue is recognized before we bill our customer, a contract asset is created for the work performed but not yet billed. Similarly, when we receive payment before we ship our products to our customer and have met the shipping terms, a contract liability is created for the advance or progress payment. When a contract liability and a contract asset exist on the same contract, we report it on a net basis.

We record provisions for the total anticipated losses on contracts, considering total estimated costs to complete the contract compared to total anticipated revenues, in the period in which such losses are identified. The provisions for estimated losses on contracts require us to make certain estimates and assumptions, including those with respect to the future revenue under a contract and the future cost to complete the contract. Our estimate of the future cost to complete a contract may include assumptions as to changes in manufacturing efficiency, operating and material costs, and our ability to resolve claims and assertions with our customers. If any of these or other assumptions and estimates do not materialize in the future, we may be required to adjust the provisions for estimated losses on contracts. The provision for estimated losses on contracts is included as part of contract liabilities on the consolidated balance sheets. As of December 31, 2024 and December 31, 2023, provision for estimated losses on contracts were $4.7 million and $5.4 million, respectively. It is reasonably possible we may incur additional losses in the future.

Production cost of contracts includes non-recurring production costs, such as design and engineering costs, and tooling and other special-purpose machinery necessary to build parts as specified in a contract. Production costs of contracts are recorded to cost of sales using the over time revenue recognition model. We review the value of the production cost of contracts on a quarterly basis to ensure when added to the estimated cost to complete, the value is not greater than the estimated realizable value of the related contracts. As of December 31, 2024 and December 31, 2023, production cost of contracts were $6.8 million and $7.8 million, respectively.

Contract Assets and Contract Liabilities

Contract assets consist of our right to payment for work performed but not yet billed. Contract assets are transferred to accounts receivable when we bill our customers. We bill our customers when we ship the products and meet the shipping terms within the revenue contract. Contract liabilities consist of advance or progress payments received from our customers prior to the time transfer of control occurs plus the estimated losses on contracts. When a contract liability and a contract asset exist on the same contract, we report it on a net basis.

Contract assets and contract liabilities from revenue contracts with customers are as follows:

	(Dollars in thousands)			
	December 31, 2024		December 31, 2023	
Contract assets	$	200,584	$	177,686
Contract liabilities	$	34,445	$	53,492

The increase in our contract assets as of December 31, 2024 compared to December 31, 2023 was primarily due to a net increase of products in work in process.

The decrease in our contract liabilities as of December 31, 2024 compared to December 31, 2023 was primarily due to a net decrease of advance or progress payments received from our customers in the current year. We recognized $37.9 million of the contract liabilities as of December 31, 2023 as revenues during the year ended December 31, 2024.

Performance obligations are defined as customer placed purchase orders ("POs") with firm fixed price and firm delivery dates. Our remaining performance obligations as of December 31, 2024 totaled $1,012.6 million. We anticipate recognizing an estimated 70% of our remaining performance obligations as revenue during the next 12 months with the remaining performance obligations being recognized in 2026 and beyond.

Revenue by Category

In addition to the revenue categories disclosed above, the following table reflects our revenue disaggregated by major end-use market:

	Change	(Dollars in thousands) Years Ended December 31, 2024	2023	% of Net Revenues 2024	2023
Consolidated Ducommun					
Military and space	$ 16,126	$ 419,945	$ 403,819	53.4 %	53.3 %
Commercial aerospace	23,823	333,114	309,291	42.3 %	40.9 %
Industrial	(10,390)	33,492	43,882	4.3 %	5.8 %
Total	$ 29,559	$ 786,551	$ 756,992	100.0 %	100.0 %
Electronic Systems					
Military and space	$ 14,011	$ 307,496	$ 293,485	71.3 %	68.2 %
Commercial aerospace	(2,394)	90,375	92,769	20.9 %	21.6 %
Industrial	(10,390)	33,492	43,882	7.8 %	10.2 %
Total	$ 1,227	$ 431,363	$ 430,136	100.0 %	100.0 %
Structural Systems					
Military and space	$ 2,115	$ 112,449	$ 110,334	31.7 %	33.8 %
Commercial aerospace	26,217	242,739	216,522	68.3 %	66.2 %
Total	$ 28,332	$ 355,188	$ 326,856	100.0 %	100.0 %

Income Taxes

Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized, using enacted tax rates, for the expected future tax consequences of temporary differences between the book and tax bases of recorded assets and liabilities, operating losses, and tax credit carryforwards. Deferred tax assets are evaluated quarterly and are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Tax positions taken or expected to be taken in a tax return are recognized when it is more-likely-than-not, based on technical merits, to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement, including resolution of related appeals and/ or litigation process, if any.

Litigation and Commitments

In the normal course of business, we are defendants in certain litigation, claims and inquiries, including matters relating to environmental laws. In addition, we make various commitments and incur contingent liabilities. Management's estimates regarding contingent liabilities could differ from actual results.

Environmental Liabilities

Environmental liabilities are recorded when environmental assessments and/or remedial efforts are probable and costs can be reasonably estimated. Generally, the timing of these accruals coincides with the completion of a feasibility study or our commitment to a formal plan of action. Further, we review and update our environmental accruals as circumstances change and/or additional information is obtained that reasonably could be expected to have a meaningful effect on the outcome of a matter or the estimated cost thereof.

Accounting for Stock-Based Compensation

We measure and recognize compensation expense for share-based payment transactions to our employees and non-employees at their estimated fair value. The expense is measured at the grant date, based on the calculated fair value of the share-based award, and is recognized over the requisite service period (generally the vesting period of the equity award). The fair value of stock options is determined using the Black-Scholes-Merton ("Black-Scholes") valuation model, which requires assumptions and judgments regarding stock price volatility, risk-free interest rates, and expected options terms. Management's estimates could differ from actual results. The fair value of unvested stock awards is determined based on the closing price of the underlying common stock on the date of grant except for market condition awards for which the fair value was based on a Monte Carlo simulation model.

Charitable Contributions

We contributed $0.1 million to the Ducommun Foundation during 2024.

Earnings Per Share

Basic earnings per share are computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding in each period. Diluted earnings per share is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding, plus potentially dilutive shares that could be issued if exercised or converted into common stock in each period.

The net income and weighted-average common shares outstanding used to compute earnings per share were as follows:

| | (In thousands, except per share data) Years Ended December 31, | | |
	2024	2023	2022
Net income	$ 31,495	$ 15,928	$ 28,789
Weighted-average number of common shares outstanding			
Basic weighted-average common shares outstanding	14,774	13,717	12,074
Dilutive potential common shares	239	255	292
Diluted weighted-average common shares outstanding	15,013	13,972	12,366
Earnings per share			
Basic	$ 2.13	$ 1.16	$ 2.38
Diluted	$ 2.10	$ 1.14	$ 2.33

Potentially dilutive stock awards to purchase common stock, as shown below, were excluded from the computation of diluted earnings per share because their inclusion would have been anti-dilutive. However, these shares may be potentially dilutive common shares in the future.

| | (In thousands) Years Ended December 31, | | |
	2024	2023	2022
Stock options and stock units	2	10	52

Recent Accounting Pronouncements

New Accounting Guidance Adopted in 2024

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, "Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures" ("ASU 2023-07"), which expands reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The new guidance is effective for fiscal years beginning after December 15, 2023, which is our annual period beginning January 1, 2024, and interim periods within fiscal years beginning after December 15, 2024, which will be our interim period beginning January 1, 2025. The adoption of ASU 2023-07 did not have a material impact on our consolidated financial statements. See Note 18 for the enhanced disclosures.

Recently Issued Accounting Standards

In January 2025, the FASB issued ASU 2025-01, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date" ("ASU 2025-01"), which clarifies that all public business entities should initially adopt the disclosure requirements in the final annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. The new guidance is effective for fiscal years beginning after December 15, 2026, which is our annual period beginning January 1, 2027, and interim reporting periods beginning after December 15, 2027, which will be our interim period beginning January 1, 2028. Early adoption of ASU 2024-03 (described below) is permitted. We are evaluating the impact of this standard in conjunction with ASU 2024-03.

In November 2024, the FASB issued ASU 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses" ("ASU 2024-03"), which requires additional information about specific expense categories in the notes to the financial statements at interim and annual reporting periods. The new guidance is effective for fiscal years beginning after December 15, 2026, which is our annual period beginning January 1, 2027, and interim reporting periods beginning after December 15, 2027, which will be our interim period beginning January 1, 2028. Early adoption is permitted. The amendments in ASU 2024-03 should be applied either 1) prospectively to financial statements issued for reporting periods after the effective date, or 2) retrospectively to any or all prior periods presented in the financial statements. We are evaluating the impact of this standard.

In March 2024, the FASB issued ASU 2024-02, "Codification Improvements - Amendments to Remove References to the Concepts Statements" ("ASU 2024-02"), which removed references to various FASB Concepts Statements and updates technical corrections such as conforming amendments, clarification to guidance, simplifications to wording or the structure of guidance, and other minor improvements. The new guidance is effective for fiscal years beginning after December 15, 2024, which is our annual period beginning January 1, 2025. Early adoption is permitted. We are evaluating the impact of this standard.

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" ("ASU 2023-09"), which provides more transparency about tax information primarily related to the rate reconciliation and the income taxes paid. The new guidance is effective for fiscal years beginning after December 15, 2024, which will be our annual period beginning January 1, 2025. Early adoption is permitted. We are evaluating the impact of this standard.

In October 2023, the FASB issued ASU 2023-06, "Disclosure Improvements: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative" ("ASU 2023-06"), which incorporates updates to the Accounting Standards Codification to align certain SEC disclosure requirements. The amendments impact a variety of topics but are relatively narrow in nature. For entities required to comply with the SEC's existing disclosure requirements, the effective date for each amendment will be the effective date of the removal of the disclosure requirement from SEC Regulation S-X or SEC Regulation S-K, with early adoption prohibited. The amendments should be applied prospectively. We are evaluating the impact of this standard.

Note 2. Business Combinations

In April 2023, we acquired 100.0% of the outstanding equity interests of BLR Aerospace, L.L.C. ("BLR"), a privately-held leading provider of aerodynamic systems that enhance the productivity, performance, and safety of rotary and fixed-wing aircraft on commercial and military platforms. BLR is located in Everett, Washington. The acquisition of BLR added to our strategy to diversify and offer more customized, value-driven engineered products with aftermarket opportunities.

The initial purchase price for BLR was $115.0 million, net of cash acquired, all payable in cash, subject to adjustments for working capital. We paid a gross aggregate of $117.0 million in cash upon the closing of the transaction. Subsequent to the closing of the transaction, during the third quarter of 2023, the working capital was finalized and the impact was immaterial for a final purchase price of $114.4 million, net of cash acquired. We allocated the gross purchase price of $117.0 million to the assets acquired and liabilities assumed at their estimated fair values. The excess of the purchase price over the aggregate fair values of the net assets was recorded as goodwill.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition (in thousands):

	Estimated Fair Value
Cash	$ 2,656
Accounts receivable	4,149
Inventories	12,011
Other current assets	891
Property and equipment	2,632
Operating lease right-of-use assets	874
Intangible assets	55,500
Goodwill	41,193
Total assets acquired	119,906
Current liabilities	(2,145)
Other non-current liabilities	(727)
Total liabilities assumed	(2,872)
Total purchase price allocation	$ 117,034

	Useful Life (In years)	Estimated Fair Value (In thousands)
Intangible assets:		
Technology	23	$ 35,600
Customer relationships	10 - 22	15,000
Trade name	18	4,900
		$ 55,500

The intangible assets acquired of $55.5 million were determined based on the estimated fair values using valuation techniques consistent with the income approach to measure fair value, which represented Level 3 fair value measurements. The useful lives were estimated based on the underlying agreements or the future economic benefit expected to be received from the assets. The values for technology and trade name were assessed using the relief from royalty methodology, while the value for customer relationships was estimated based on a multi-period excess earnings approach. Inputs to the income approach models and other aspects of the allocation of the purchase price require judgment. The more significant inputs used in the technology intangible asset valuation included (i) future revenues, (ii) the technology decay rate (iii) the royalty rate, and (iv) the discount rate. The more significant inputs used in the customer relationships intangible asset valuation included (i) future revenues, (ii) the projected earnings before interest, taxes, and amortization ("EBITA") margins, (iii) the customer attrition rates, and (iv) the discount rate.

The goodwill of $41.2 million arising from the acquisition is attributable to the benefits we expect to derive from expected synergies from the transaction, including complementary products that will enhance our overall product portfolio, opportunities within new markets, and an acquired assembled workforce. All the goodwill was assigned to the Structural Systems segment. The BLR acquisition, for tax purposes, is deemed an asset acquisition and thus, the goodwill recognized is deductible for income tax purposes.

Acquisition related transaction costs were not included as components of consideration transferred but have been expensed as incurred. Total acquisition-related transaction costs incurred by us were $1.3 million during 2023 and charged to selling, general and administrative expenses.

BLR's results of operations have been included in our consolidated statements of income since the date of acquisition as part of the Structural Systems segment and were less than three percent of total company revenues since the date of acquisition. Pro forma results of operations of the BLR acquisition have not been presented as the effect of the BLR acquisition was not material to our financial results.

Note 3. Restructuring Activities

Summary of 2022 Restructuring Plan

In April 2022, management approved and commenced a restructuring plan that will better position us for stronger performance. The restructuring plan mainly reduces headcount and consolidates facilities. As a result of this restructuring plan, we analyzed the need to write-down inventory and impair long-lived assets, including operating lease right-of-use assets. During the year ended December 31, 2024, we recorded total charges of $7.7 million. Cumulative through the year ended December 31, 2024, we recorded total charges of $29.2 million. As of December 31, 2024, we estimate the remaining amount of charges related to this initiative will be $1.0 million to $1.5 million in total pre-tax restructuring charges through 2025 for facility consolidation related expenses.

In the Electronics Systems segment, we recorded (credits) charges of $(0.1) million, zero, and $0.2 million during the year ended December 31, 2024, for severance and benefits that were classified as restructuring charges, charges for inventory write down that were classified as cost of sales, and other restructuring, respectively. Cumulative through the year ended December 31, 2024, we recorded total charges for severance and benefits that were classified as restructuring charges, accelerated depreciation of property and equipment that was classified as restructuring charges, charges for inventory write down that were classified as cost of sales, and other restructuring of $9.5 million, $0.3 million, $0.3 million, and $0.2 million, respectively.

In the Structural Systems segment, we recorded $1.7 million, zero, $1.2 million, and $4.6 million during the year ended December 31, 2024 for severance and benefits that were classified as restructuring charges, accelerated depreciation of property and equipment that was classified as restructuring charges, charges for inventory write down that was classified as cost of sales, and other restructuring charges, respectively. Cumulative through the year ended December 31, 2024, we recorded total charges for severance and benefits that were classified as restructuring charges, accelerated depreciation of property and equipment that was classified as restructuring charges, impairment of property and equipment that was classified as restructuring charges, charges for inventory write down that was classified as cost of sales, and other restructuring of $7.6 million, $1.7 million, $0.3 million, $1.8 million, and $7.4 million, respectively.

Our restructuring activities for 2024 were as follows (in thousands):

| | December 31, 2023 | | 2024 | | | | December 31, 2024 |
	Balance	Charges	Cash Payments	Non-Cash Payments	Change in Estimates		Balance
Severance and benefits	$ 5,389	$ 1,623	$ (5,395)	$ —	$ (74)	$	1,543
Property and equipment accelerated depreciation due to restructuring	—	—	—	—	—		—
Inventory write down	—	1,212	—	(1,212)	—		—
Other	—	4,821	(3,861)	(571)	—		389
Ending balance	$ 5,389	$ 7,656	$ (9,256)	$ (1,783)	$ (74)	$	1,932

The restructuring activities accrual for severance and benefits and other of $1.9 million as of December 31, 2024 was included as part of accrued and other liabilities.

Note 4. Derivative Financial Instruments

Cash Flow Hedges

Our cash flow hedges consists of forward interest rate swaps to manage our exposure to interest rate movements on a portion of our debt through January 1, 2031. Our forward interest rate swaps hedge forecasted transactions from January 1, 2024 through January 1, 2031.

The notional amounts of derivative instruments are as follows:

| | (Dollars in thousands) | |
	December 31, 2024	December 31, 2023
Derivative instruments designated as hedging instruments:		
Interest rate contracts	$ 150,000	$ 150,000

The following table summarizes the fair value and presentation on the consolidated balance sheets for derivative instruments:

		(Dollars in thousands)	
	Balance Sheet Location	December 31, 2024	December 31, 2023
Derivative instruments designated as hedging instruments:			
Interest rate contracts	Other assets, current	$ 3,576	$ 4,046
	Other assets	$ 14,606	$ 11,595

Accumulated other comprehensive income activities during 2024 were as follows (in thousands):

	December 31, 2023	2024		December 31, 2024
	Balance	Changes in Fair Value Recognized	Reclassifications to Income Statement	Balance
Cash flow hedges, before tax totals	$ 15,641	$ 7,397	$ (5,207)	$ 17,831

Unrealized gains associated with our hedging transactions recognized in other comprehensive income are presented in the following table:

	(Dollars in thousands)	
	December 31, 2024	December 31, 2023
Recognized in other comprehensive income, net of tax:		
Interest rate contracts	$ 1,683	$ 1,127

We reclassified gains associated with our cash flow hedges from accumulated other comprehensive income to the income statements when the Forward Interest Rate Swaps became effective as of January 1, 2024 and are presented in the following table:

	(Dollars in thousands)	
	December 31, 2024	December 31, 2023
Interest rate contracts:		
Interest expense	$ 5,207	$ —

The pre-tax deferred gains recorded in other comprehensive income that will mature in the next 12 months total $3.5 million.

Note 5. Inventories

Inventories consisted of the following:

	(In thousands) December 31,	
	2024	2023
Raw materials and supplies	$ 158,865	$ 174,624
Work in process	32,082	22,060
Finished goods	5,934	2,517
Total	$ 196,881	$ 199,201

Note 6. Property and Equipment, Net

Property and equipment, net consisted of the following:

		(In thousands) December 31,			Range of Estimated
		2024		2023	Useful Lives
Land	$	11,305	$	11,154	
Buildings and improvements		57,394		52,130	5 - 40 Years
Machinery and equipment		197,271		189,480	2 - 20 Years
Furniture and equipment		22,303		21,698	2 - 10 Years
Construction in progress		16,460		18,329	
		304,733		292,791	
Less accumulated depreciation		194,921		181,412	
Total	$	109,812	$	111,379	

Depreciation expense was $16.3 million, $15.5 million, and $14.5 million, for the years ended December 31, 2024, 2023 and 2022, respectively.

Note 7. Leases

All Leases

We elected to utilize the following practical expedients that are permitted under ASC 842:

- As an accounting policy election by class of underlying asset, elected not to separate nonlease components from lease components and instead to account for each separate lease component and the nonlease components associated with that lease component as a single lease component; and

- As an accounting policy election not to apply the recognition requirements in ASC 842 to short term leases (a lease at commencement date has a lease term of 12 months or less and does not contain a purchase option that the lessee is reasonably certain to exercise).

We have operating and finance leases for manufacturing facilities, corporate offices, and various equipment. Our leases have remaining lease terms of 1 to 9 years, some of which include options to extend the leases for up to 15 years, and some of which include options to terminate the leases within 1 year.

The components of lease expense consisted of the following:

		(In thousands) Years Ended		
		December 31, 2024		December 31, 2023
Operating leases expense	$	10,813	$	10,855
Finance leases expense:				
Amortization of right-of-use assets	$	340	$	358
Interest on lease liabilities		52		48
Total finance lease expense	$	392	$	406

Short term and variable lease expenses for the year ended December 31, 2024 were not material.

Supplemental cash flow information related to leases was as follows:

		(In thousands)		
		Years Ended		
		December 31, 2024		December 31, 2023
Cash paid for amounts included in the measurement of lease liabilities:				
Operating cash flows from operating leases	$	9,013	$	8,853
Operating cash flows from finance leases	$	52	$	48
Financing cash flows from finance leases	$	329	$	340
Right-of-use assets obtained in exchange for lease obligations:				
Operating leases	$	7,042	$	5,348
Finance leases	$	1,055	$	—

The weighted average remaining lease terms were as follows:

	(In years)	
	December 31, 2024	December 31, 2023
Operating leases	5	4
Finance leases	5	5

When a lease is identified, we recognize a right-of-use asset and a corresponding lease liability based on the present value of the lease payments over the lease term discounted using our incremental borrowing rate, unless an implicit rate is readily determinable. As the discount rate in our leases is usually not readily available, we use our own incremental borrowing rate as the discount rate. Our incremental borrowing rate is based on the interest rate on our term loan, which is a secured rate. After we completed a financing of all our existing debt in July 2022, the interest rate on our term loan was based on Term Secured Overnight Financing Rate ("Term SOFR") plus an applicable margin. Prior to the refinancing, the interest rate on our term loans were based on London Interbank Offered Rate ("LIBOR") plus an applicable margin.

The weighted average discount rates were as follows:

	Years Ended	
	December 31, 2024	December 31, 2023
Operating leases	3.6%	3.0%
Finance leases	4.6%	3.7%

Maturity of operating and finance lease liabilities are as follows:

		(In thousands)		
		Operating Leases		Finance Leases
2025	$	9,366	$	478
2026		9,290		424
2027		4,075		391
2028		3,591		351
2029		1,748		337
Thereafter		4,698		135
Total lease payments		32,768		2,116
Less imputed interest		2,953		226
Total	$	29,815	$	1,890

Operating lease payments related to options to extend lease terms that are reasonably certain of being exercised are not significant. As of December 31, 2024, there were no legally binding minimum lease payments for leases signed but not yet commenced.

Finance lease payments related to options to extend lease terms that are reasonably certain of being exercised are not significant. As of December 31, 2024, there were no legally binding minimum lease payments for leases signed but not yet commenced.

Note 8. Goodwill and Other Intangible Assets

Goodwill

The carrying amounts of goodwill, by operating segment, for the years ended December 31, 2024 and 2023 were as follows:

	Electronic Systems	Structural Systems	Consolidated Ducommun
	(In thousands)		
Gross goodwill	$ 199,157	$ 85,972	$ 285,129
Accumulated goodwill impairment	(81,722)	—	(81,722)
Goodwill from acquisition during the year	—	41,193	41,193
Balance at December 31, 2023	117,435	127,165	244,600
Balance at December 31, 2024	$ 117,435	$ 127,165	$ 244,600

We perform our annual goodwill impairment test as of the first day of the fourth quarter. If certain factors occur, including significant under performance of our business relative to expected operating results, significant adverse economic and industry trends, significant decline in our market capitalization for an extended period of time relative to net book value, a decision to divest individual businesses within a reporting unit, or a decision to group individual businesses differently, we may be required to perform an interim impairment test prior to the fourth quarter.

We may use either a qualitative or quantitative approach when testing a reporting unit's goodwill for impairment. The qualitative approach for potential impairment analysis is performed by evaluating a number of qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit was less than its carrying amount. If the qualitative assessment indicates that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value, we perform a quantitative assessment.

The quantitative approach for potential impairment analysis is performed by comparing the fair value of a reporting unit to its carrying value, including goodwill. Fair value is estimated by management using a combination of the income approach (which is based on a discounted cash flow model) and market approach. Management's cash flow projections include significant judgments and assumptions, including the amount and timing of expected cash flows, long-term growth rates, and discount rates. The cash flows used in the discounted cash flow model are based on our best estimate of future revenues, gross margins, and adjusted after-tax earnings. If any of these assumptions are incorrect, it will impact the estimated fair value of a reporting unit. The market approach also requires management judgment in selecting comparable companies, business acquisitions and the transaction values observed and its related control premiums.

As of the first day of the fourth quarter of 2024, we performed a quantitative goodwill impairment test for both our Electronic Systems and Structural Systems reporting units. Based on the results of this test, the fair values of both reporting units exceeded their respective carrying values. Thus, the respective goodwill amounts were not deemed impaired.

In April 2023, we completed the acquisition of BLR. The excess of the purchase price over the aggregate fair values of the net assets was recorded as goodwill. See Note 2 for further information.

Other Intangible Assets

Other intangible assets are related to acquisitions, including BLR, and recorded at fair value at the time of the acquisition. Other intangible assets with finite lives are generally amortized on the straight-line method over periods ranging from 2 to 23 years. Intangible assets are as follows:

	Wtd. Avg Life (Yrs)	December 31, 2024			December 31, 2023		
		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Finite-lived assets							
Customer relationships	17	$ 261,300	$ 156,921	$ 104,379	$ 261,300	$ 142,423	$ 118,877
Trade names and trademarks	16	10,400	2,937	7,463	10,400	2,258	8,142
Contract renewal	14	1,845	1,845	—	1,845	1,845	—
Technology	23	36,000	2,951	33,049	36,000	1,376	34,624
Backlog	2	600	600	—	600	600	—
Total finite-lived assets		310,145	165,254	144,891	310,145	148,502	161,643
Indefinite-lived assets							
Trade names and trademarks		4,700	—	4,700	4,700	—	4,700
Total		$ 314,845	$ 165,254	$ 149,591	$ 314,845	$ 148,502	$ 166,343

The carrying amount of other intangible assets by operating segment as of December 31, 2024 and 2023 was as follows:

	December 31, 2024			December 31, 2023		
	Gross	Accumulated Amortization	Net Carrying Value	Gross	Accumulated Amortization	Net Carrying Value
Other intangible assets						
Electronic Systems	$ 164,545	$ 118,054	$ 46,491	$ 164,545	$ 108,766	$ 55,779
Structural Systems	150,300	47,200	103,100	150,300	39,736	110,564
Total	$ 314,845	$ 165,254	$ 149,591	$ 314,845	$ 148,502	$ 166,343

Amortization expense of other intangible assets was $16.8 million, $16.4 million and $14.6 million for the years ended December 31, 2024, 2023 and 2022, respectively. Future amortization expense by operating segment is expected to be as follows:

	Electronic Systems	Structural Systems	Consolidated Ducommun
2025	$ 9,288	$ 7,464	$ 16,752
2026	9,288	7,440	16,728
2027	9,288	7,437	16,725
2028	9,288	6,892	16,180
2029	5,276	6,627	11,903
Thereafter	4,063	62,540	66,603
	$ 46,491	$ 98,400	$ 144,891

Note 9. Accrued and Other Liabilities

The components of accrued and other liabilities consisted of the following:

	(In thousands) December 31,			
	2024		2023	
Accrued compensation	$	35,915	$	35,574
Accrued income tax and sales tax		669		177
Other		7,630		6,509
Total	$	44,214	$	42,260

Note 10. Long-Term Debt

Long-term debt and the current period interest rates were as follows:

	(In thousands) December 31,			
	2024		2023	
Term loans	$	234,375	$	242,188
Revolving credit facility		8,800		23,800
Total debt		243,175		265,988
Less current portion		12,500		7,813
Total long-term debt, less current portion		230,675		258,175
Less debt issuance costs - term loans		(845)		(1,214)
Total long-term debt, net of debt issuance costs - term loans	$	229,830	$	256,961
Debt issuance costs - revolving credit facility [1]	$	1,258	$	1,761
Weighted-average interest rate		7.25 %		7.53 %

(1) Included as part of other assets.

Future long-term debt payments at December 31, 2024 were as follows:

	(In thousands)	
2025	$	12,500
2026		14,063
2027		216,612
2028		—
2029		—
Thereafter		—
Total	$	243,175

In July 2022, we completed a refinancing of all our existing debt by entering into a new term loan ("2022 Term Loan") and a new revolving credit facility ("2022 Revolving Credit Facility"). The 2022 Term Loan is a $250.0 million senior secured loan that matures on July 14, 2027. The 2022 Revolving Credit Facility is a $200.0 million senior secured revolving credit facility that matures on July 14, 2027. The 2022 Term Loan and 2022 Revolving Credit Facility, collectively are the new credit facilities ("2022 Credit Facilities").

The 2022 Term Loan bears interest, at our option, at a rate equal to either (i) Term Secured Overnight Financing Rate ("Term SOFR") plus an applicable margin ranging from 1.375% to 2.375% per year or (ii) Base Rate (defined as the highest of [a] Federal Funds Rate plus 0.50%, [b] Bank of America's prime rate, and [c] Term SOFR plus 1.00%, and if the Base Rate is less than zero percent, it will be deemed zero percent) plus an applicable margin ranging from 0.375% to 1.375% per year, in each case based upon the consolidated total net adjusted leverage ratio. Interest payments are typically paid either on a monthly or quarterly basis, depending on the interest rate selected, on the last business day each month or quarter. In addition, the 2022 Term Loan requires quarterly amortization payments of 0.625% during year one and year two, 1.250% during year three and year four, and 1.875% during year five of the original outstanding principal balance of the 2022 Term Loan amount, on the last business day each quarter. The first quarterly amortization payment of $1.6 million was required to be paid and was paid during the fourth quarter of 2022. We made the required quarterly amortization payments totaling $7.8 million and $6.3 million during the years ended December 31, 2024 and 2023, respectively.

The 2022 Revolving Credit Facility bears interest, at our option, at a rate equal to either (i) Term SOFR plus an applicable margin ranging from 1.375% to 2.375% per year or (ii) Base Rate (defined as the highest of [a] Federal Funds Rate plus 0.50%, [b] Bank of America's prime rate, and [c] Term SOFR plus 1.00%, and if the Base Rate is less than zero percent, it will be deemed zero percent) plus an applicable margin ranging from 0.375% to 1.375% per year, in each case based upon the consolidated total net adjusted leverage ratio. Interest payments are typically paid either on a monthly or a quarterly basis, depending on the interest rate selected, on the last business day each month or quarter. The undrawn portion of the commitment of the 2022 Revolving Credit Facility is subject to a commitment fee ranging from 0.175% to 0.275%, based upon the consolidated total net adjusted leverage ratio, typically paid on a quarterly basis, on the last business day each quarter. However, the 2022 Revolving Credit Facility does not require any principal installment payments.

In conjunction with the closing of the 2022 Credit Facilities, we utilized the entire $250.0 million of proceeds from the 2022 Term Loan plus our existing cash on hand to pay off our entire debt balance outstanding of $254.2 million under prior credit facilities (described below).

In December 2019, we completed the refinancing of a portion of our then existing debt by entering into a new revolving credit facility ("2019 Revolving Credit Facility") to replace the then existing revolving credit facility that was entered into in November 2018 ("2018 Revolving Credit Facility") and entered into a new term loan ("2019 Term Loan"). The 2019 Revolving Credit Facility was a $100.0 million senior secured revolving credit facility that would have matured on December 20, 2024 and replaced the $100.0 million 2018 Revolving Credit Facility that would have matured on November 21, 2023. The 2019 Term Loan was a $140.0 million senior secured term loan that would have matured on December 20, 2024. We also had a then existing $240.0 million senior secured term loan that was entered into in November 2018 that would have matured on November 21, 2025 ("2018 Term Loan"). The original amounts available under the 2019 Revolving Credit Facility, 2019 Term Loan, and 2018 Term Loan (collectively, the "Existing Credit Facilities") in aggregate, totaled $480.0 million at that time.

The 2019 Term Loan bore interest, at our option, at a rate equal to either (i) the Eurodollar Rate (defined as the London Interbank Offered Rate ["LIBOR"]) plus an applicable margin ranging from 1.50% to 2.50% per year or (ii) the Base Rate (defined as the highest of [a] Federal Funds Rate plus 0.50%, [b] Bank of America's prime rate, and [c] the Eurodollar Rate plus 1.00%) plus an applicable margin ranging from 0.50% to 1.50% per year, in each case based upon the consolidated total net adjusted leverage ratio, typically payable quarterly. In addition, the 2019 Term Loan required amortization payments of 1.25% of the original outstanding principal balance of the 2019 Term Loan amount on a quarterly basis, on the last day of the calendar quarter. During 2022, we made the required quarterly payments on the 2019 Term Loan before it was refinanced, in aggregate totaling $3.5 million.

The 2019 Revolving Credit Facility bore interest, at our option, at a rate equal to either (i) the Eurodollar Rate (defined as LIBOR) plus an applicable margin ranging from 1.50% to 2.50% per year or (ii) the Base Rate (defined as the highest of [a] Federal Funds Rate plus 0.50%, [b] Bank of America's prime rate, and [c] the Eurodollar Rate plus 1.00%) plus an applicable margin ranging from 0.50% to 1.50% per year, in each case based upon the consolidated total net adjusted leverage ratio, typically payable quarterly. The undrawn portion of the commitment of the 2019 Revolving Credit Facility was subject to a commitment fee ranging from 0.175% to 0.275%, based upon the consolidated total net adjusted leverage ratio. However, the 2019 Revolving Credit Facility did not require any principal installment payments.

The 2018 Term Loan bore interest, at our option, at a rate equal to either (i) the Eurodollar Rate (defined as LIBOR plus an applicable margin ranging from 3.75% to 4.00% per year or (ii) the Base Rate (defined as the highest of [a] Federal Funds Rate plus 0.50%, [b] Bank of America's prime rate, and [c] the Eurodollar Rate plus 1.00%) plus an applicable margin ranging from 3.75% to 4.00% per year, in each case based upon the consolidated total net adjusted leverage ratio, typically payable quarterly. In addition, the 2018 Term Loan required amortization payments of 0.25% of the outstanding principal balance of the 2018 Term Loan amount on a quarterly basis.

Further, under the then Existing Credit Facilities, if we exceeded the annual excess cash flow threshold, we were required to make an annual additional principal payment based on the consolidated adjusted leverage ratio. The annual mandatory excess cash flow payment was based on (i) 50% of the excess cash flow amount if the adjusted leverage ratio is greater than 3.25 to 1.0, (ii) 25% of the excess cash flow amount if the adjusted leverage ratio was less than or equal to 3.25 to 1.0 but greater than 2.50 to 1.0, and (iii) zero percent of the excess cash flow amount if the consolidated adjusted leverage ratio was less than or equal to 2.50 to 1.0. We did not exceed the annual excess cash flow threshold for 2021 and thus, no annual excess cash flow payment was required to be paid during the first quarter of 2022.

In addition, since we were paying down on the term loans during the first quarter of 2022, we were required to pay down on the 2019 Term Loan and 2018 Term Loan on a pro-rata basis and thus, we paid down $13.0 million and $17.0 million on the 2019 Term Loan and 2018 Term Loan, respectively, for an aggregate total pay down of $30.0 million.

As of December 31, 2024, we had $191.0 million of unused borrowing capacity under the 2022 Revolving Credit Facility, after deducting $0.2 million for standby letters of credit.

As of December 31, 2024, we were in compliance with all covenants required under the 2022 Credit Facilities.

The 2022 Term Loan was considered a modification of debt for some lenders and an extinguishment of debt for other lenders, and thus, a loss of $0.2 million was recorded related to the extinguishment. In addition, the new fees incurred of $0.8 million were capitalized and will be amortized to interest expense over the life of the 2022 Term Loan. Further, the remaining debt issuance costs related to the 2019 Term Loan and 2018 Term Loan of $1.0 million as of the modification date will be amortized to interest expense over the life of the 2022 Term Loan, using the effective interest method.

The 2022 Revolving Credit Facility that replaced the 2019 Revolving Credit Facility was considered a modification of debt except for the portion related to the creditor that is no longer a part of the 2022 Revolving Credit Facility and in which case, it was considered an extinguishment of debt. As a result, we expensed the portion of the unamortized debt issuance costs related to the 2019 Revolving Credit Facility that was considered an extinguishment of debt of $0.1 million. In addition, the new fees incurred of $1.7 million as part of the 2022 Revolving Credit Facility were capitalized and will be amortized to interest expense over the life of the 2022 Revolving Credit Facility. Further, the remaining debt issuance costs related to the 2019 Revolving Credit Facility of $0.8 million as of the modification date will also be amortized to interest expense over the life of the 2022 Revolving Credit Facility.

The 2022 Credit Facilities were entered into by us ("Parent Company") and guaranteed by all of our domestic subsidiaries, other than two subsidiaries that were considered minor ("Subsidiary Guarantors"). The Subsidiary Guarantors jointly and severally guarantee the 2022 Credit Facilities. The Parent Company has no independent assets or operations and therefore, no consolidating financial information for the Parent Company and its subsidiaries is presented.

In April 2023, we completed the acquisition of BLR. The initial purchase price for BLR was $115.0 million, net of cash acquired, all payable in cash. We paid a gross aggregate of $117.0 million in cash upon the closing of the transaction. We utilized the 2022 Revolving Credit Facility to complete the acquisition. See Note 2.

In May 2023, we completed a public offering of our common stock resulting in net proceeds of $85.1 million. We utilized the net proceeds plus cash on hand to pay down $85.2 million on the 2022 Revolving Credit Facility. See Note 11 for further information.

In November 2021, we entered into derivative contracts, U.S. dollar-one month LIBOR forward interest rate swaps designated as cash flow hedges, all with an effective date of January 1, 2024, for an aggregate total notional amount of $150.0 million, weighted average fixed rate of 1.8%, and all terminating on January 1, 2031 ("Forward Interest Rate Swaps"). The Forward Interest Rate Swaps mature on a monthly basis, with fixed amount payer payment dates on the first day of each calendar month, commencing on February 1, 2024 through January 1, 2031. The Forward Interest Rate Swaps were deemed to be highly effective upon entering into the derivative contracts and thus, hedge accounting treatment was utilized. Since the Amended Forward Interest Rate Swaps (as defined below) were not effective until January 1, 2024, we only record the changes in the fair value of the derivative instruments that were highly effective and that were designated and qualified as cash flow hedges in other comprehensive income through December 31, 2023. See Note 1 and Note 4 for further information.

In July 2022, as a result of completing a refinancing of our existing debt, we were required to complete an amendment of the Forward Interest Rate Swaps ("Amended Forward Interest Rate Swaps"). The Forward Interest Rate Swaps were based on U.S. dollar-one month LIBOR and were amended to be based on one month Term SOFR as borrowings using LIBOR are no longer available under the 2022 Credit Facilities. Since this was an amendment of just the reference rate as a result of the cessation of LIBOR, utilizing the guidance under ASU 2020-04, we determined the Amended Forward Interest Rate Swaps as of the amendment date to continue to be highly effective. The Amended Forward Interest Rate Swaps weighted average fixed rate was 1.7% as a result of the difference between U.S. dollar-one month LIBOR and one month Term SOFR.

Note 11. Shareholders' Equity

In May 2023, we completed a public offering of 2.3 million shares of our common stock at $40.00 per share, for gross proceeds of $92.0 million. The common stock offering was made under our effective shelf registration statement. We incurred aggregate total out of pocket stock offering related fees of $6.9 million, resulting in net proceeds of $85.1 million. As such, we recorded an increase to common stock at par value of less than $0.1 million with the remaining amount as an increase to additional paid-in capital of $85.1 million. The public stock offering net proceeds along with cash on hand were used to pay down $85.2 million on the 2022 Revolving Credit Facility that was drawn on and utilized to complete the acquisition of BLR. See Note 2 and Note 10 for further information.

We are authorized to issue five million shares of preferred stock. At December 31, 2024 and 2023, no preferred shares were issued or outstanding.

Note 12. Stock-Based Compensation

Stock Incentive Compensation Plans

We currently have two active stock incentive plans: i) the 2024 Stock Incentive Plan (the "2024 Plan"), which expires on April 24, 2034, and ii) the 2018 Employee Stock Purchase Plan ("ESPP"). The Amended and Restated 2020 Stock Incentive Plan (the "2020 Plan") was closed to further issuances of stock awards on April 24, 2024 and any remaining shares available were folded into the 2024 Plan as part of the approval of the 2024 Plan by shareholders at the 2024 Annual Meeting of Shareholders in April 2024. The 2024 Plan permit awards of stock options, restricted stock units, performance stock units and other stock-based awards to our officers, key employees and non-employee directors on terms determined by the Compensation Committee of the Board of Directors (the "Compensation Committee"). The aggregate number of shares available for issuance under the 2024 Plan is 745,377 plus any outstanding awards issued under the 2020 Plan that are subsequently forfeited, terminated, expire or otherwise lapse without being exercised. As of December 31, 2024, shares available for future grant under the 2024 Plan are 499,523. Prior to the adoption of the 2024 Plan, we granted stock-based awards to purchase shares of our common stock under certain predecessor plans. No further awards can be granted under these predecessor plans.

Employee Stock Purchase Plan

The ESPP was adopted by the Board of Directors and approved by the shareholders in 2018, including 750,000 shares that can be awarded. The first offering period closed on July 31, 2019. Under the ESPP, our employees who elect to participate have the right to purchase common stock at a 15% discount from the lower of the market value of the common stock at the beginning or the end of each six month offering period and the discount will be treated as compensation to those employees. Employees purchase common stock using payroll deductions, which may not exceed 10% of their eligible compensation and other limitations. The Compensation Committee administers the ESPP. As of December 31, 2024, there are 442,546 shares available for future award grants.

Stock Options

In the years ended December 31, 2024, 2023, and 2022, we did not grant any stock options to our officers and key employees nor were any stock options, stock appreciation rights or other option-like instruments granted to our directors or officers within four days prior to, or one day after the release of material non-public information. Stock options are typically granted with an exercise price equal to the fair market value of our stock on the date of grant and expire not more than ten years from the date of grant. The stock options typically vest over a period of three or four years from the date of grant. The option price and number of shares are subject to adjustment under certain dilutive circumstances. If an employee terminates employment, the non-vested portion of the stock options will not vest and all rights to the non-vested portion will terminate completely.

Stock option activity for the year ended December 31, 2024 were as follows:

	Number of Stock Options		Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Life (Years)		Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2024	137,150	$	38.66			
Granted	—	$	—			
Exercised	(20,880)	$	37.06			
Expired	(2,000)	$	39.78			
Forfeited	—	$	—			
Outstanding at December 31, 2024	114,270	$	38.93	4.1	$	2,826
Exercisable at December 31, 2024	114,270	$	38.93	4.1	$	2,826

All stock options outstanding as of January 1, 2024 were fully vested.

The aggregate intrinsic value of stock options represents the amount by which the market price of our common stock exceeds the exercise price of the stock option. The aggregate intrinsic value of stock options exercised for the years ended December 31, 2024, 2023 and 2022 was $0.4 million, $1.0 million, and $2.0 million, respectively. Cash received from stock options exercised for the years ended December 31, 2024, 2023 and 2022 was $0.8 million, $1.6 million, and $3.5 million, respectively, with related tax benefits of $0.2 million, $0.4 million, and $0.8 million, respectively. The total amount of stock options vested is 114,270 shares with a weighted-average exercise price of $38.93 and an aggregate intrinsic value of $2.8 million. There were no unvested stock options as of December 31, 2024. These stock options have a weighted-average remaining contractual term of 4.1 years.

The share-based compensation cost expensed for stock options for the years ended December 31, 2024, 2023, and 2022 (before tax benefits) was zero, zero, and $0.3 million, respectively, and is included in selling, general and administrative expenses on the consolidated income statements. At December 31, 2024, there were no remaining unrecognized compensation cost related to stock options. The total fair value of stock options vested during the years ended December 31, 2024, 2023, and 2022 was zero, zero, and $0.8 million, respectively.

We typically apply fair value accounting for stock-based compensation based on the grant date fair value estimated using a Black-Scholes-Merton ("Black-Scholes") valuation model. There were no stock options granted under the 2024 Plan or the 2020 Plan for the years ended December 31, 2024, 2023, and 2022.

We recognize compensation expense, net of an estimated forfeiture rate, on a straight-line basis over the requisite service period of the award. We have award populations with option vesting terms of three and four years. We estimate the forfeiture rate based on our historic experience, attempting to determine any discernible activity patterns. The expected life computation is based on historic exercise patterns and post-vesting termination behavior. The risk-free interest rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant. The expected volatility is derived from historical volatility of our common stock. We suspended payments of dividends after the first quarter of 2011.

Restricted Stock Units

We granted restricted stock units ("RSUs") to certain officers, key employees and non-employee directors of 144,775, 110,067, and 118,847 RSUs during the years ended December 31, 2024, 2023, and 2022, respectively, with weighted-average grant date fair values (equal to the fair market value of our stock on the date of grant) of $56.43, $51.57, and $51.76 per share, respectively. RSUs represent a right to receive a share of stock at future vesting dates with no cash payment required from the holder. The RSUs typically have a three year vesting term of 33.3%, 33.3% and 33.4% on the first, second and third anniversaries of the date of grant, respectively. If an employee terminates employment, their non-vested portion of the RSUs will not vest and all rights to the non-vested portion will terminate.

Restricted stock unit activity for the year ended December 31, 2024 was as follows:

	Number of Restricted Stock Units		Weighted-Average Grant Date Fair Value
Outstanding at January 1, 2024	209,814	$	49.46
Granted	144,775	$	56.43
Vested	(89,403)	$	52.48
Forfeited	(17,922)	$	53.74
Outstanding at December 31, 2024	247,264	$	52.14

The share-based compensation cost expensed for RSUs for the years ended December 31, 2024, 2023, and 2022 (before tax benefits) was $5.0 million, $4.5 million, and $3.8 million respectively, and is included in selling, general and administrative expenses on the consolidated income statements. At December 31, 2024, total unrecognized compensation cost (before tax benefits) related to RSUs of $7.7 million is expected to be recognized over a weighted average period of 1.7 years. The total fair value of RSUs vested for the years ended December 31, 2024, 2023, and 2022 was $4.8 million, $3.9 million, and $3.5 million, respectively. The tax benefit realized from vested RSUs for the years ended December 31, 2024, 2023, and 2022 was $1.1 million, $0.9 million, and $0.8 million, respectively.

Performance Stock Units

We granted performance stock awards ("PSUs") to certain key employees of 156,565, 160,852, and 111,654 PSUs during the years ended December 31, 2024, 2023, and 2022, respectively, with weighted-average grant date fair values of $63.45, $40.51, and $48.18 per share, respectively. PSU awards are subject to the attainment of performance goals established by the Compensation Committee, the periods during which performance is to be measured, and all other limitations and conditions applicable to the awarded shares. Performance goals are based on a pre-established objective formula that specifies the manner of determining the number of PSUs that will be granted if performance goals are attained. If an employee terminates employment, their non-vested portion of the PSUs will not vest and all rights to the non-vested portion will terminate.

Performance stock activity for the year ended December 31, 2024 was as follows:

	Number of Performance Stock Units		Weighted-Average Grant Date Fair Value
Outstanding at January 1, 2024	269,188	$	50.52
Granted	156,565	$	63.45
Vested	(129,905)	$	60.54
Forfeited	(35,564)	$	28.09
Outstanding at December 31, 2024	260,284	$	56.36

The share-based compensation cost expensed for PSUs for the years ended December 31, 2024, 2023, and 2022 (before tax benefits) was $8.4 million, $6.9 million and $5.1 million, respectively, and is included in selling, general and administrative expenses on the consolidated income statements. At December 31, 2024, total unrecognized compensation cost (before tax benefits) related to PSUs of $11.8 million is expected to be recognized over a weighted-average period of 1.6 years. The total fair value of PSUs vested during the years ended December 31, 2024, 2023, and 2022, was $6.4 million, $8.5 million, and $4.4 million, respectively. The tax benefit realized from PSUs for the years ended December 31, 2024, 2023, and 2022 were $1.5 million, $2.0 million, and $1.1 million, respectively.

Performance-Based With Market Condition Cash Settled Long-Term Incentive Awards

As permitted under the 2020 Plan, performance-based with market condition cash settled long-term incentive awards ("Performance-Based Cash LTIPs") were granted in 2023 and 2022. Performance-Based Cash LTIPs will be settled in cash and are subject to the attainment of performance goals established by the Compensation Committee (including achievement of relative total shareholder return market condition), the periods during which performance is to be measured, and all other limitations and conditions applicable to the Performance-Based Cash LTIPs' values. Performance goals are based on a pre-established objective formula that specifies the manner of determining the value of the Performance-Based Cash LTIPs that will be issued if performance goals are attained. If an employee terminates employment, their non-vested portion of the Performance-Based Cash LTIPs will not vest and all rights to the non-vested portion of the Performance-Based Cash LTIPs will terminate. The Compensation Committee administers the Performance-Based Cash LTIPs. The share-based compensation expense recorded for the Performance-Based Cash LTIPs for the years ended December 31, 2024, 2023, and 2022 (before tax benefits) was $3.7 million, $2.7 million, and $1.2 million, respectively.

Note 13. Employee Benefit Plans

Defined Contribution 401(k) Plans

We sponsor a 401(k) defined contribution plan for all our employees. The plan allows the employees to make annual voluntary contributions not to exceed the lesser of an amount equal to 25% of their compensation or limits established by the Internal Revenue Code. Under this plan, we generally provide a match equal to 50% of the employee's contributions up to the first 6% of compensation, except for union employees who are not eligible to receive the match. Our provision for matching and profit sharing contributions for the three years ended December 31, 2024, 2023, and 2022 was $3.2 million, $3.1 million, and $2.9 million, respectively.

Pension Plan and LaBarge Retirement Plan

We have a defined benefit pension plan covering certain hourly employees of a subsidiary (the "Pension Plan"). Pension Plan benefits are generally determined on the basis of the retiree's age and length of service. Assets of the Pension Plan are composed primarily of fixed income and equity securities. We also have a retirement plan covering certain current and retired employees (the "LaBarge Retirement Plan").

The consolidation of one of our performance centers as part of the 2022 Restructuring Plan as discussed in Note 3 resulted in the curtailment of the Pension Plan during the fourth quarter of 2022, but it had an immaterial impact on our consolidated financial statements.

The components of net periodic pension cost for the Pension Plan and LaBarge Retirement Plan in aggregate are as follows:

| | (In thousands) Years Ended December 31, | | |
	2024	2023	2022
Service cost	$ 407	$ 406	$ 625
Interest cost	1,501	1,503	1,089
Expected return on plan assets	(865)	(1,790)	(2,081)
Amortization of actuarial losses	233	220	585
Net periodic pension cost	$ 1,276	$ 339	$ 218

The components of the reclassifications of net actuarial losses from accumulated other comprehensive loss to net income for 2024 were as follows:

| | (In thousands) Year Ended December 31, |
	2024
Amortization of actuarial loss - total before tax [1]	$ 233
Tax benefit	(55)
Net of tax	$ 178

(1) The amortization expense is included in the computation of periodic pension cost and is a decrease to net income upon reclassification from accumulated other comprehensive loss.

The estimated net actuarial loss for both plans that will be amortized from accumulated other comprehensive loss into net periodic cost during 2025 is $0.1 million.

The obligations, fair value of plan assets, and funded status of both plans are as follows:

	(In thousands) December 31,	
	2024	2023
Change in benefit obligation[(1)]		
Beginning benefit obligation (January 1)	$ 31,550	$ 30,337
Service cost	407	406
Interest cost	1,501	1,503
Actuarial gain (loss)	(2,115)	859
Benefits paid	(1,736)	(1,555)
Ending benefit obligation (December 31)	$ 29,607	$ 31,550
Change in plan assets		
Beginning fair value of plan assets (January 1)	$ 29,487	$ 29,280
Return on assets	1,029	987
Employer contribution	439	775
Benefits paid	(1,736)	(1,555)
Ending fair value of plan assets (December 31)	$ 29,219	$ 29,487
Funded status underfunded	$ (388)	$ (2,063)
Amounts recognized in the consolidated balance sheet		
Non-current assets	$ 2,938	$ 1,464
Current liabilities	$ 440	$ 428
Non-current liabilities	$ 2,886	$ 3,099
Unrecognized loss included in accumulated other comprehensive loss		
Beginning unrecognized loss, before tax (January 1)	$ 5,449	$ 4,011
Amortization	(226)	(216)
Liability (gain) loss	(2,122)	851
Asset (gain) loss	(165)	803
Ending unrecognized loss, before tax (December 31)	2,936	5,449
Tax impact	(696)	(1,296)
Unrecognized loss included in accumulated other comprehensive loss, net of tax	$ 2,240	$ 4,153

(1) Projected benefit obligation equals the accumulated benefit obligation for the plans.

On December 31, 2024, our annual measurement date, the accumulated benefit obligation exceeded the fair value of the plans assets by $0.4 million. Such excess is referred to as an unfunded accumulated benefit obligation. We recorded an unrecognized loss included in accumulated other comprehensive income, net of tax at December 31, 2024 and 2023 of $2.2 million and $4.2 million, respectively, which decreased shareholders' equity. This charge to shareholders' equity represents a net loss not yet recognized as pension expense. This charge did not affect reported earnings, and would be decreased or be eliminated if either interest rates increase or market performance and plan returns improve which will cause the Pension Plan to return to fully funded status.

Our Pension Plan asset allocations at December 31, 2024 and 2023, by asset category, were as follows:

	December 31,	
	2024	2023
Equity securities	—%	—%
Cash and equivalents	40%	41%
Debt securities	60%	59%
Total[(1)]	100%	100%

(1) Our overall investment strategy is typically to achieve an asset allocation within the following ranges to achieve an appropriate rate of return relative to risk.

Cash	0-10%
Fixed income securities	15-75%
Equities	30-80%

The Pension Plan is associated with the union employees at one of the performance centers that ceased operations in 2024 as a result of the 2022 Restructure Plan. Therefore, during 2023, we changed the overall investment strategy to achieve an asset allocation that de-risked the investment portfolio to preserve capital as the Pension Plan was fully funded. As of December 31, 2024, the Pension Plan assets consists primarily of bonds and cash and cash equivalents. The return on assets assumption reflects the average rate of return expected on the bonds and cash and cash equivalents invested to provide for the benefits included in the projected benefit obligation. We consider information from various external investment managers, forward-looking information regarding expected returns by asset class and our own judgment when determining the expected returns.

			(In thousands) Year Ended December 31, 2024						
		Level 1		Level 2		Level 3		Total	
Cash and cash equivalents	$	11,773	$	—	$	—	$	11,773	
Fixed income securities		17,446		—		—		17,446	
Total plan assets at fair value	$	29,219	$	—	$	—		29,219	
Pooled funds								—	
Total fair value of plan assets							$	29,219	

			(In thousands) Year Ended December 31, 2023						
		Level 1		Level 2		Level 3		Total	
Cash and cash equivalents	$	12,016	$	—	$	—	$	12,016	
Fixed income securities		17,471		—		—		17,471	
Total plan assets at fair value	$	29,487	$	—	$	—		29,487	
Pooled funds								—	
Total fair value of plan assets							$	29,487	

The assumptions used to determine the benefit obligations and expense for our two plans are presented in the tables below. The expected long-term return on assets, noted below, represents an estimate of long-term returns on investment portfolios consisting of a mixture of fixed income and cash and cash equivalents. The estimated cash flows from the plans for all future years are determined based on the plans' population at the measurement date. We used the expected benefit payouts from the plans for each year into the future and discounted them back to the present using the USI Consulting Group ("USICG") yield curve rate for that duration.

The weighted-average assumptions used to determine the net periodic benefit costs under the two plans were as follows:

	Years Ended December 31,		
	2024	2023	2022
Discount rate used to determine pension expense			
Pension Plan	4.91%	5.11%	2.85%
LaBarge Retirement Plan	4.75%	5.00%	2.35%

The weighted-average assumptions used to determine the benefit obligations under the two plans were as follows:

| | December 31, | | |
	2024	2023	2022
Discount rate used to determine value of obligations			
Pension Plan	5.68%	4.91%	5.11%
LaBarge Retirement Plan	5.35%	4.75%	5.00%
Long-term rate of return - Pension Plan only	3.00%	3.00%	6.25%

The following benefit payments under both plans, which reflect expected future service, as appropriate, are expected to be paid:

| | (In thousands) | |
	Pension Plan	LaBarge Retirement Plan
2025	$ 1,639	$ 440
2026	$ 1,751	$ 412
2027	$ 1,836	$ 386
2028	$ 1,891	$ 363
2029	$ 1,946	$ 339
2030 - 2034	$ 9,666	$ 1,366

Our funding policy is to contribute cash to our plans so that the minimum contribution requirements established by government funding and taxing authorities are met. We expect to make contributions of $0.4 million to the plans in 2025.

Supplemental Retirement Plans

We have three unfunded supplemental retirement plans. The first plan ("First Plan") was suspended in 1986, but continues to cover certain former executives. The second plan ("Second Plan") was suspended in 1997, but continues to cover certain current and retired directors. The third plan ("Third Plan") covers certain current and retired employees and further employee contributions to this plan were suspended on August 5, 2011. The liability for the First and Third Plans and interest thereon was zero at December 31, 2024 and December 31, 2023. The accumulated benefit obligations of the Second Plan at December 31, 2024 and December 31, 2023 were both $0.3 million, and are included in accrued liabilities.

Non-Qualified Deferred Compensation Plan

In 2019, we adopted a nonqualified deferred compensation plan ("NQDC Plan") that allows certain management employees or independent contractors to elect deferral of receipt of compensation from Ducommun in order to provide retirement and other benefits on behalf of such management employees or independent contractors ("Certain Participants"). The NQDC Plan is intended to be a nonqualified deferred compensation plan that complies with the provisions of Section 409A of the Internal Revenue Code (the "Code"). The NQDC Plan is also intended to be an unfunded plan maintained primarily for the purpose of providing deferred compensation benefits for a select group of management or highly compensated employees under Section 201(2), 301(a)(3) and 401(a)(1) of the Employee Retirement Income Security Act of 1974 ("ERISA") and independent contractors. Notwithstanding any other provision of this NQDC Plan, this NQDC Plan will be interpreted, operated and administered in a manner consistent with these intentions. The Certain Participants' assets will not be dispensed until the occurrence of a qualified distribution event. The total liabilities at December 31, 2024 and December 31, 2023 were $2.3 million and $1.9 million, respectively, and are included in other long term liabilities.

Note 14. Indemnifications

We have made guarantees and indemnities under which we may be required to make payments to a guaranteed or indemnified party, in relation to certain transactions, including revenue transactions in the ordinary course of business. Additionally, we indemnify our directors and officers to the maximum extent permitted under the laws of the State of Delaware and have a directors and officers insurance policy that may reduce our exposure in certain circumstances and may enable us to recover a portion of future amounts that may be payable, if any. Moreover, in connection with certain performance center leases, we have indemnified our lessors for certain claims arising from the performance center or the lease.

The duration of the guarantees and indemnities varies and in many cases is indefinite but subject to applicable statutes of limitations. The majority of guarantees and indemnities do not provide any limitations on the maximum potential future payments we could be obligated to make. Historically, payments related to these guarantees and indemnities have been immaterial. We estimate the fair value of our indemnification obligations as insignificant based on this history and insurance coverage and have, therefore, not recorded any liability for these guarantees and indemnities in the accompanying consolidated balance sheets.

Note 15. Income Taxes

Our pre-tax income attributable to foreign operations was not material. The provision for income tax expense consisted of the following:

| | (In thousands) Years Ended December 31, | | |
	2024	2023	2022
Current tax expense			
Federal	$ 10,629	$ 8,796	$ 12,474
State	1,604	1,095	1,023
Foreign	633	390	428
	12,866	10,281	13,925
Deferred tax (benefit) expense			
Federal	(6,242)	(7,857)	(8,624)
State	(1,212)	(1,973)	(768)
	(7,454)	(9,830)	(9,392)
Income tax expense	$ 5,412	$ 451	$ 4,533

We recognized net income tax benefits from deductions of share-based payments in excess of compensation cost recognized for financial reporting purposes of less than $0.1 million, $0.2 million, and $0.2 million for the years ended December 31, 2024, 2023, and 2022, respectively.

Deferred tax assets (liabilities) were comprised of the following:

		2024		2023
				(In thousands) December 31,
Deferred tax assets:				
Accrued expenses	$	547	$	889
Allowance for credit losses		642		501
Contract overrun reserves		1,145		1,323
Deferred compensation		590		526
Deferred revenue		—		—
Employment-related accruals		4,883		5,022
Environmental reserves		496		501
Federal tax credit carryforwards		—		133
Inventory reserves		3,907		4,628
Operating lease liabilities		6,983		7,318
Pension obligation		143		553
Federal and state net operating loss carryforwards		1,764		2,560
Research expenses		29,956		21,822
State tax credit carryforwards		7,992		7,582
Stock-based compensation		1,753		1,852
Other		1,918		1,798
Total gross deferred tax assets		62,719		57,008
Valuation allowance		(7,216)		(7,464)
Total gross deferred tax assets, net of valuation allowance		55,503		49,544
Deferred tax liabilities:				
Deferred revenue		(2,374)		(2,794)
Depreciation		(11,533)		(11,622)
Goodwill		(13,149)		(10,973)
Intangibles		(14,167)		(16,265)
Interest rate hedge		(4,129)		(3,659)
Operating lease right-of-use assets		(6,702)		(7,087)
Prepaid insurance		(755)		(770)
Other		(455)		(499)
Total gross deferred tax liabilities		(53,264)		(53,669)
Net deferred tax assets (liabilities)	$	2,239	$	(4,125)

We have federal and state tax net operating losses of $4.2 million and $15.0 million, respectively, as of December 31, 2024. The federal net operating losses acquired from the acquisition of Nobles Worldwide, Inc. are subject to an annual limitation under Internal Revenue Code Section 382; however, we expect to fully realize them under ASC Subtopic 740-10 before they begin to expire in 2038. The state net operating loss carryforwards include $2.3 million that is not expected to be realized due to various limitations and has been reduced by a valuation allowance. If not realized, the state net operating loss carryforwards, depending on the tax jurisdiction, will begin to expire between 2027 and 2038.

We have state tax credit carryforwards of $12.5 million as of December 31, 2024, of which $2.4 million offsets uncertain tax positions, resulting in a deferred tax asset of $10.1 million ($8.0 million, net of Federal tax effect). A valuation allowance of $9.0 million ($7.1 million, net of Federal tax effect) has been provided on state tax credit carryforwards that are not expected to be realized under ASC Subtopic 740-10. Most of the state tax credit carryforwards do not expire. If not realized, the remaining state tax credit carryforwards, depending on the tax jurisdiction, will begin to expire between 2025 and 2039.

We believe it is more likely than not that we will generate sufficient taxable income to realize the benefit of the remaining deferred tax assets.

The principal reasons for the variation between the statutory and effective tax rates were as follows:

	Years Ended December 31,		
	2024	2023	2022
Statutory federal income tax rate	21.0%	21.0%	21.0%
State income taxes (net of federal benefit)	4.1	4.3	4.0
Tax impact of foreign operations	1.3	2.8	1.0
Foreign derived intangible income deduction	(2.6)	(3.2)	(0.9)
Stock-based compensation expense	—	(1.5)	(0.6)
Research and development tax credits	(18.8)	(36.7)	(14.8)
Other tax credits	(0.2)	(0.3)	(0.1)
Changes in valuation allowance	(0.7)	(0.5)	(0.5)
Non-deductible book compensation expenses	9.8	14.8	4.4
Changes in deferred tax assets	0.8	0.8	(0.2)
Changes in tax reserves	—	1.0	—
Other	—	0.3	0.3
Effective income tax rate	14.7%	2.8%	13.6%

Our total amount of unrecognized tax benefits was $4.5 million, $4.5 million, and $4.9 million at December 31, 2024, 2023, and 2022, respectively. We record interest and penalty charges, if any, related to uncertain tax positions as a component of tax expense and unrecognized tax benefits. The amounts accrued for interest and penalty charges as of December 31, 2024, 2023, and 2022 were not significant. If recognized, $2.5 million would affect the effective income tax rate. As a result of statute of limitations set to expire in 2025, we expect decreases to our unrecognized tax benefits of $0.5 million in the next twelve months.

A reconciliation of the beginning and ending amount of unrecognized tax benefits was as follows:

	(In thousands) Years Ended December 31,					
	2024		2023		2022	
Balance at January 1,	$	4,493	$	4,944	$	4,435
Additions for tax positions related to the current year		748		646		1,177
Additions for tax positions related to prior years		142		220		15
Reductions for tax positions related to prior years		—		(600)		(13)
Reductions for lapse of statute of limitations		(850)		(717)		(670)
Balance at December 31,	$	4,533	$	4,493	$	4,944

We file U.S. Federal and state income tax returns. We are subject to examination by the Internal Revenue Service ("IRS") for tax years after 2020 and by state taxing authorities for tax years after 2019. While we are no longer subject to examination prior to those periods, carryforwards generated prior to those periods may still be adjusted upon examination by the IRS or state taxing authorities if they either have been or will be used in a subsequent period. We believe we have adequately accrued for tax deficiencies or reductions in tax benefits, if any, that could result from the examination and all open audit years.

The Tax Cuts and Jobs Act of 2017 ("TCJA"), which was signed into U.S. law in December 2017, eliminated the option to immediately deduct research and development expenditures in the year incurred under Section 174 effective January 1, 2022. The amended provision under Section 174 requires us to capitalize and amortize these expenditures over five years (for U.S.-based research). For the year ended December 31, 2024, we recorded an increase to income taxes payable of $8.1 million and an increase to net deferred tax assets of a similar amount. We are monitoring legislation for any further changes to Section 174 and the potential impact to our financial statements in 2025.

In August 2022, the U.S. enacted the Inflation Reduction Act of 2022 ("IRA") which aims to curb inflation by reducing the deficit, lowering prescription drug prices, and investing in domestic energy production while promoting clean energy. We considered the provisions in the IRA and determined they have no or minimal impact to our overall income taxes.

In August 2022, the U.S. enacted the Creating Helpful Incentives to Produce Semiconductors Act of 2022 ("CHIPS Act") which provides new funding to boost domestic research and manufacturing of semiconductors in the United States. We considered the provisions in the CHIPS Act and determined they have no or minimal impact to our overall income taxes.

Note 16. Commitments and Contingencies

California's Wage and Hour Laws Complaint

In December 2020, a representative action under California's Private Attorneys General Act was filed against us in the Superior Court for the State of California, County of San Bernardino. We received service of process of this complaint in January 2021. The complaint alleged violations of California's wage and hour laws relating to our current and former employees and sought attorney's fees and penalties. We vigorously refuted and defended these claims, and reached a tentative settlement of $0.8 million during the fourth quarter 2021, which was subject to court approval. Thus, we recorded accrued liabilities of $0.8 million as of December 31, 2021. During the second quarter of 2022, additional factual information was identified resulting in an increase in the amount of the tentative settlement to $0.9 million. Therefore, we recorded an additional accrued liabilities of $0.1 million for a total accrued liabilities amount of $0.9 million as of the end of the second quarter of 2022, which amount remained unchanged as of December 31, 2022 as we were awaiting final court approval of this settlement. Subsequent to final court approval and payment of the $0.9 million in January 2023, during the third quarter of 2023 and upon plaintiff's motion, the court re-opened the settlement agreement to determine whether the class list captured all affected employees. While we appealed that determination the appellate court upheld the trial court's decision, and the case has been returned to the trial court for the parties to re-examine the class list. Any amount of additional liability is still undetermined pending the parties agreeing upon, and the court's approval of, an updated class list, and as such, there is no amount of loss that is probable and reasonably estimable at this time. Thus, no additional accrual was recorded during the third quarter of 2023 or as of December 31, 2024.

Groundwater

Structural Systems has been directed by California environmental agencies to investigate and take corrective action for groundwater contamination at our facilities located in El Mirage and Monrovia, California. Based on currently available information, we have established an accrual for the estimated liability for such investigation and corrective action of $1.5 million as of both December 31, 2024 and December 31, 2023, which is reflected in other long-term liabilities on our consolidated balance sheets.

Waste Disposal

Structural Systems also faces liability as a potentially responsible party for hazardous waste disposed at landfills located in Casmalia and West Covina, California. Structural Systems and other companies and government entities have entered into consent decrees with respect to these landfills with the United States Environmental Protection Agency and/or California environmental agencies under which certain investigation, remediation and maintenance activities are being performed. Based on currently available information, we preliminarily estimate that the range of our future liabilities in connection with the landfill located in West Covina, California is between $0.4 million and $3.1 million. We have established an accrual for the estimated liability in connection with the West Covina landfill of $0.4 million as of both December 31, 2024 and December 31, 2023, which is reflected in other long-term liabilities on our consolidated balance sheets. We anticipate an updated estimate will be available over the next 12 to 24 months however, and will update our accrual for the estimated liability at that time, if needed. Our ultimate liability in connection with these matters will depend upon a number of factors, including changes in existing laws and regulations, the design and cost of construction, operation and maintenance activities related to a final remedy, and the allocation of liability among potentially responsible parties.

Guaymas Performance Center Fire

In June 2020, a fire severely damaged our performance center in Guaymas, Mexico, which is part of our Structural Systems segment. There were no injuries; however, property and equipment, inventories, and tooling in this leased facility were damaged. Our Guaymas performance center, comprised of two buildings with an aggregate total of 62,000 square feet, was severely damaged. The loss of production from the Guaymas performance center was absorbed by our other existing performance centers; however, we have reestablished our operations and are in the process of certification with various customers and ramping up our manufacturing capabilities in a different leased facility with 117,000 square feet in Guaymas. A neighboring, non-related manufacturing facility also suffered fire damage during the same time as the fire that severely damaged our Guaymas performance center, and in November 2023, the occupant of the neighboring facility filed suit against us in U.S. District Court for the Central District of California seeking unspecified amounts for damages relating to the fire. In addition, in July 2024, we received a subrogation demand from our landlord's insurer, who also serves as one of our excess carriers, and requested the insurer to enter into an informed consent and conflict of waiver agreement to which we are awaiting a response. In the interim, discovery is ongoing, and we intend to defend these matters vigorously and believe we have substantial defenses in relation to these claims. As ultimate responsibility for the fire is still undetermined, there is no amount of loss that is probable and reasonably estimable at this time. If we are ultimately deemed to be responsible or partly responsible, it is possible we could incur a loss in excess of our insurance coverage limits, which could be material to our cash flow, liquidity, or financial results.

Our insurance covers damage, up to a capped amount, to the facility, equipment, unfinished inventory, and other assets at replacement cost, finished goods inventory at selling price, as well as business interruption, third party property damage, and recovery related expenses caused by the fire, less our per claim deductible. The anticipated insurance recoveries related to losses and incremental costs incurred are recognized when receipt is probable. The anticipated insurance recoveries in excess of net book value of the damaged operating assets and business interruption are not recorded until all contingencies related to our claim have been resolved.

The insurance claim for damages to our operating assets and business interruption was deemed final and closed by our insurance company during the three months ended July 1, 2023. Thus, the final $3.8 million of insurance recoveries were also received and recorded as other income during the three months ended July 1, 2023. In addition, the gain contingencies associated with the remaining general insurance recoveries that were received in 2020 of $3.9 million, but for which recognition was deferred until all the gain contingencies were resolved, were deemed resolved, and thus, recorded as other income during the three months ended July 1, 2023. Cumulatively, as of July 1, 2023, we had received insurance recoveries in aggregate total of $23.7 million, with $7.5 million for business interruption and $16.2 million for damages to property and equipment, inventories, and tooling. Further, all insurance recovery amounts received related to this claim have been recognized up to the amount of net book value loss and presented within the same financial statement line item in the consolidated statements of income resulting in no net impact, with the remaining amounts recognized as other income in our consolidated statements of income when the contingencies were deemed resolved.

Other Structural Systems Performance Center Fire

In April 2023, a fire damaged a relatively small portion of one of our performance centers in our Structural Systems reporting segment. There were no injuries; however, subsequent to the fire, we determined that some property and equipment in this company-owned facility were damaged. Our insurance covers damage, up to a capped amount, to the property and equipment at replacement cost, as well as business interruption and recovery related expenses caused by the fire, less our per claim deductible. There was a loss of production in this damaged portion of the performance center for a short period of time, but the incident did not otherwise result in significant disruption to customer delivery schedules. Production in this damaged portion resumed later that same quarter. As such, during the three months ended July 1, 2023, we wrote off property and equipment with an aggregate total net book value of $0.2 million. Also during the three months ended July 1, 2023, we received insurance recoveries of $0.3 million (which was net of our deductible of $0.1 million) and thus, such insurance recoveries were also presented within the same financial statement line item in the consolidated statements of income resulting in no net impact. The amount of the insurance recoveries received in excess of the loss on operating assets was deemed a contingent gain, and since the gain contingencies were deemed resolved, the $0.1 million was also recorded as other income during the three months ended July 1, 2023. Finally, during the three months ended December 31, 2023, the insurance claim was deemed final and closed by our insurance company and we received a final payment of $0.3 million, which was recorded as other income.

In the normal course of business, Ducommun and its subsidiaries are defendants in certain other litigation, claims and inquiries, including matters relating to environmental laws. In addition, Ducommun makes various commitments and incurs contingent liabilities in the ordinary course of business. While it is not feasible to predict the outcome of these matters, Ducommun does not presently expect that any sum it may be required to pay in connection with these matters would have a material adverse effect on its consolidated financial position, results of operations or cash flows.

Note 17. Major Customers and Concentrations of Credit Risk

We provide proprietary products and services to the Department of Defense and various United States Government agencies, and most of the aerospace and aircraft manufacturers who receive contracts directly from the U.S. Government as an original equipment manufacturer ("Primes"). In addition, we also service technology-driven markets in the industrial, medical and other end-use markets. As a result, we have significant net revenues from certain customers. Accounts receivable were diversified over a number of different commercial, military and space programs and were made by both operating segments. Net revenues from our top ten customers, including The Boeing Company ("Boeing"), General Dynamics Corporation ("GD"), Lockheed Martin Corporation ("Lockheed"), Northrop Grumman Corporation ("Northrop"), RTX Corporation ("RTX"), Spirit AeroSystems Holdings, Inc. ("Spirit"), and Viasat, Inc. ("Viasat"), represented the following percentages of total net revenues:

| | Years Ended December 31, | | |
	2024	2023	2022
Boeing	8.2 %	8.2 %	6.7 %
GD	3.8 %	3.8 %	5.7 %
Lockheed	5.3 %	4.0 %	3.5 %
Northrop	6.4 %	5.5 %	5.7 %
RTX	18.5 %	16.8 %	21.6 %
Spirit	5.7 %	6.4 %	5.7 %
Viasat	3.0 %	5.5 %	5.4 %
Top ten customers [1]	59.7 %	58.7 %	61.4 %

(1) Includes Boeing, GD, Lockheed, Northrop, RTX, Spirit, and Viasat.

Boeing, GD, Lockheed, Northrop, RTX, Spirit, and Viasat represented the following percentages of total accounts receivable:

| | December 31, | |
	2024	2023
Boeing	8.0 %	7.5 %
GD	0.6 %	3.3 %
Lockheed	1.9 %	1.3 %
Northrop	2.7 %	2.5 %
RTX	15.6 %	16.4 %
Spirit	4.4 %	4.2 %
Viasat	3.1 %	8.3 %

In 2024, 2023 and 2022, net revenues from foreign customers based on the location of the customer were $113.8 million, $82.2 million and $60.7 million, respectively. No net revenues from a foreign country were greater than three percent of total net revenues in 2024, 2023, and 2022. We have a manufacturing facility in Mexico. We also had a manufacturing facility in Thailand, however, we ceased manufacturing activities during 2023. Our net revenues, profitability and identifiable long-lived assets attributable to foreign revenues activity were not material compared to our net revenues, profitability and identifiable long-lived assets attributable to our domestic operations during 2024, 2023, and 2022. We are not subject to any significant foreign currency risks as all our sales are made in United States dollars.

Note 18. Business Segment Information

We supply products and services primarily to the aerospace and defense industries. Our subsidiaries are organized into two strategic businesses, Electronic Systems and Structural Systems, each of which is an operating segment as well as a reportable segment. Electronic Systems designs, engineers and manufactures high-reliability electronic and electromechanical products used in worldwide technology-driven markets including A&D and Industrial end-use markets. Structural Systems designs, engineers and manufactures large, complex contoured aerostructure components and assemblies and supplies composite and metal bonded structures and assemblies.

Our chief operating decision maker ("CODM") is the Chairman, President and Chief Executive Officer. The measure used by the CODM to assess segment performance is segment operating income. Monitoring of segment operating income budgeted versus actual results is used for assessing performance of the segment and in establishing management's compensation.

Financial information by reportable segment was as follows:

(In thousands)
Years Ended December 31,

	2024			2023			2022		
	Electronic Systems	Structural Systems	Total	Electronic Systems	Structural Systems	Total	Electronic Systems	Structural Systems	Total
Consolidated Net Revenues [1]	$431,363	$355,188	$786,551	$430,136	$326,856	$756,992	$440,638	$271,899	$712,537
Less: Significant Expenses									
Cost of sales	313,408	275,878		340,276	253,529		346,349	221,891	
Selling, general and administrative expenses	44,112	48,079		41,629	41,579		40,626	30,412	
Restructuring charges	177	6,267		6,145	8,288		3,787	2,371	
Segment Operating Income [1]	$ 73,666	$ 24,964	98,630	$ 42,086	$ 23,460	65,546	$ 49,876	$ 17,225	67,101

Reconciliation of Profit or Loss (Segment Operating Income)

Unallocated Amounts:									
Corporate general and administrative expenses [2]			(46,419)			(36,520)			(27,313)
Restructuring charges			—			(109)			—
Operating Income			52,211			28,917			39,788
Interest Expense			(15,304)			(20,773)			(11,571)
Loss on Extinguishment of Debt			—			—			(295)
Other Income			—			8,235			5,400
Income Before Taxes			$ 36,907			$ 16,379			$ 33,322

(1) The results for 2023 include BLR's results of operations which have been included in our consolidated statements of income since the date of acquisition in April 2023, as part of the Structural Systems segment. See Note 2.

(2) Includes costs not allocated to either the Electronic Systems or Structural Systems operating segments.

Additional financial information by reportable segment was as follows:

(In thousands)
Years Ended December 31,

	2024	2023	2022
Depreciation and Amortization Expenses			
Electronic Systems	$ 14,455	$ 14,276	$ 13,974
Structural Systems	18,696	18,060	17,212
Corporate Administration	287	235	235
Total Depreciation and Amortization Expenses	$ 33,438	$ 32,571	$ 31,421
Capital Expenditures			
Electronic Systems	$ 4,908	$ 6,007	$ 10,717
Structural Systems	6,281	13,127	8,834
Corporate Administration	3,220	—	—
Total Capital Expenditures	$ 14,409	$ 19,134	$ 19,551

Segment assets include assets directly identifiable with each segment. Corporate assets include assets not specifically identified with a business segment, including cash. The following table summarizes our segment assets for 2024 and 2023:

		(In thousands) December 31,		
		2024		2023
Total Assets				
Electronic Systems	$	507,428	$	505,371
Structural Systems [1]		551,213		552,641
Corporate Administration [2]		67,460		62,907
Total Assets	$	1,126,101	$	1,120,919
Goodwill and Intangibles				
Electronic Systems	$	163,926	$	173,214
Structural Systems		230,265		237,729
Total Goodwill and Intangibles	$	394,191	$	410,943

(1) In April 2023, we acquired 100.0% of the outstanding equity interests of BLR for an original purchase price of $115.0 million, net of cash acquired. We allocated the final gross purchase price of $117.0 million to the assets acquired and liabilities assumed at their estimated fair values. The excess of the purchase price over the aggregate fair values of the net assets was recorded as goodwill. See Note 2.

(2) Includes costs not allocated to either the Electronic Systems or Structural Systems operating segments.

DUCOMMUN INCORPORATED AND SUBSIDIARIES
CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS
YEARS ENDED DECEMBER 31, 2024, 2023, AND 2022
(Dollars in thousands)

SCHEDULE II

Description	Balance at Beginning of Period		Charged to (Reduction of) Costs and Expenses		Deductions/ (Recoveries)		Other[1]		Balance at End of Period	
2024										
Allowance for Credit Losses	$	2,006	$	624	$	—	$	—	$	2,630
Valuation Allowance on Deferred Tax Assets	$	7,464	$	(248)	$	—	$	—	$	7,216
2023										
Allowance for Credit Losses	$	589	$	1,329	$	(88)	$	—	$	2,006
Valuation Allowance on Deferred Tax Assets	$	7,548	$	(84)	$	—	$	—	$	7,464
2022										
Allowance for Credit Losses	$	1,098	$	(74)	$	435	$	—	$	589
Valuation Allowance on Deferred Tax Assets	$	7,718	$	(170)	$	—	$	—	$	7,548

(1) Opening balance of BLR Aerospace L.L.C. acquired in April 2023 was zero.

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of September 11, 2017, among Ducommun LaBarge Technologies, Inc., LS Holdings Company LLC, and DLS Company LLC. Incorporated by reference to Exhibit 2.1 to Form 8-K filed on September 11, 2017.
2.2	Agreement and Plan of Merger, dated as of October 8, 2019, among Ducommun LaBarge Technologies, Inc., DLT Acquisition, Inc., Nobles Parent Inc., and the Stockholder Representative. Incorporated by reference to Exhibit 2.1 to Form 8-K filed on October 9, 2019.
2.3	Equity Purchase Agreement dated December 15, 2021, by and between Ducommun LaBarge Technologies, Inc., Mag Parent, Inc. and Thomas B. Colby and Lyman J. Colby. Incorporated by reference to Exhibit 2.1 to Form 8-K filed on December 16, 2021.
2.4	Securities Purchase Agreement dated March 20, 2023, by and between Ducommun LaBarge Technologies, Inc., Ducommun Incorporated, solely for the purposes of Section 7.07, BLR, L.L.C., Crescent Capital Aerospace, L.L.C. and Michael Carpenter. Incorporated by reference to Exhibit 2.1 to Form 8-K filed on March 21, 2023.
3.1	Restated Certificate of Incorporation filed with the Delaware Secretary of State on May 29, 1990. Incorporated by reference to Exhibit 3.1 to Form 10-K for the year ended December 31, 1990.
3.2	Certificate of Amendment of Certificate of Incorporation filed with the Delaware Secretary of State on May 27, 1998. Incorporated by reference to Exhibit 3.2 to Form 10-K for the year ended December 31, 1998.
3.3	Amended and Restated Bylaws of Ducommun Incorporated, dated as of November 5, 2024. Incorporated by reference to Exhibit 3.1 to Form 8-K filed on November 7, 2024.
4.1	Description of Ducommun Incorporated Securities Registered under Section 12 of the Exchange Act. Incorporated by reference to Exhibit 4.1 to Form 10-K for the year ended December 31, 2023.
10.1	Credit Agreement, dated as of July 14, 2022, by and among Ducommun Incorporated, as Borrower, the subsidiaries of the Borrower party thereto as Guarantors, Bank of America, N.A., as Administrative Agent, Swingline Lender and an L/C Issuer, and the lender party thereto. Incorporated by reference to Exhibit 10.1 to Form 8-K filed on July 18, 2022.
*10.2	2018 Employee Stock Purchase Plan. Incorporated by reference to Appendix B of Definitive Proxy Statement on Schedule 14A, filed on March 23, 2018.
*10.3	2013 Stock Incentive Plan (Amended and Restated May 2, 2018). Incorporated by reference to Appendix A of Definitive Proxy Statement on Schedule 14a, filed on March 23, 2018.
*10.4	2020 Stock Incentive Plan. Incorporated by reference to Appendix A of Definitive Proxy Statement on Schedule 14A, filed on March 20, 2020.
*10.5	Amended and Restated 2020 Stock Incentive Plan. Incorporated by reference to Exhibit 10.1 to Form 8-K filed on April 20, 2022.
*10.6	2024 Stock Incentive Plan. Incorporated by reference to Exhibit 10.1 to Form 8-K filed on April 25, 2024.
*10.7	Form of Stock Option Agreement for 2016 and earlier. Incorporated by reference to Exhibit 10.8 to Form 10-K for the year ended December 31, 2003.
*10.8	Form of Stock Option Agreement for 2017. Incorporated by reference to Exhibit 10.5 to Form 10-K for the year ended December 31, 2016.
*10.9	Form of Stock Option Agreement for 2018 and after. Incorporated by reference to Exhibit 4.7 to Form S-8, filed on May 10, 2018.
*10.10	Form of Stock Option Agreement for 2020 and after. Incorporated by reference to Exhibit 10.21 to Form 10-Q for the period ended June 27, 2020.
*10.11	Form of Restricted Stock Unit Agreement for 2017 through 2019. Incorporated by reference to Exhibit 10.9 to Form 10-K for the year ended December 31, 2016.

Exhibit	
No.	**Description**

*10.12 Performance Restricted Stock Unit Agreement dated January 23, 2017 between Ducommun Incorporated and Stephen G. Oswald. Incorporated by reference to Exhibit 10.11 to Form 10-K for the year ended December 31, 2016.

*10.13 Form of Performance Stock Unit Agreement for 2020 and after. Incorporated by reference to Exhibit 10.18 to Form 10-Q for the period ended June 27, 2020.

*10.14 Form of Restricted Stock Unit Agreement for Non-Qualified Deferred Compensation Plan Participants for 2020 and after. Incorporated by reference to Exhibit 10.19 to Form 10-Q for the period ended June 27, 2020.

*10.15 Form of Restricted Stock Unit Agreement for 2020 and after. Incorporated by reference to Exhibit 10.20 to Form 10-Q for the period ended June 27, 2020.

*10.16 Form of Performance Restricted Stock Unit Agreement for 2020. Incorporated by reference to Exhibit 10.22 to Form 10-Q for the period ended June 27, 2020.

*10.17 Form of Performance Stock Unit Cash-Based Long-Term Incentive Award Agreement for 2022 and after. Incorporated by reference to Exhibit 10.20 to Form 10-Q for the period ended July 2, 2022.

*10.18 Form of Performance Restricted Stock Unit Cash-Based Long-Term Incentive Award Agreement for 2022 and after. Incorporated by reference to Exhibit 10.21 to Form 10-Q for the period ended July 2, 2022.

*10.19 Form of Performance Stock Unit Award Agreement for 2023 and after. Incorporated by reference to Exhibit 10.18 to Form 10-Q for the period ended April 1, 2023.

*10.20 Form of Performance Stock Unit Cash-Based Long-Term Incentive Award Agreement for 2023 and after. Incorporated by reference to Exhibit 10.19 to Form 10-Q for the period ended April 1, 2023.

*10.21 Form of Performance Stock Unit Agreement for 2024 and after. Incorporated by reference to Exhibit 10.4 to Form 10-Q for the period ended June 29, 2024.

*10.22 Form of Cash-Based Long-Term Incentive Award Agreement for 2024 and after. Incorporated by reference to Exhibit 10.5 to Form 10-Q for the period ended June 29, 2024.

*10.23 Form of Revenue Performance Stock Unit Agreement for 2024 and after. Incorporated by reference to Exhibit 10.6 to Form 10-Q for the period ended June 29, 2024.

*10.24 Form of Revenue Performance Cash-Based Long-Term Incentive Award Agreement for 2024 and after. Incorporated by reference to Exhibit 10.7 to Form 10-Q for the period ended June 29, 2024.

*10.25 Form of Restricted Stock Unit Agreement (for NQDCP Participants) for 2024 and after. Incorporated by reference to Exhibit 10.8 to Form 10-Q for the period ended June 29, 2024.

*10.26 Form of Stock Option Agreement for 2024 and after. Incorporated by reference to Exhibit 10.9 to Form 10-Q for the period ended June 29, 2024.

*10.27 Directors' Deferred Compensation and Retirement Plan, as amended and restated February 2, 2010. Incorporated by reference to Exhibit 10.15 to Form 10-K for the year ended December 31, 2009.

*10.28 Non Qualified Deferred Compensation Plan. Incorporated by reference to Exhibit 4.6 to Form S-8 dated November 26, 2019.

*10.29 Form of Key Executive Severance Agreement, dated May 9, 2024 between Ducommun Incorporated and Stephen G. Oswald. Incorporated by reference to Exhibit 99.1 to Form 8-K dated May 10, 2024.

*10.30 Form of Key Executive Severance Agreement between Ducommun Incorporated and each of its executive officers (except Stephen G. Oswald). Incorporated by reference to Exhibit 99.2 to Form 8-K dated May 10, 2024.

*10.31 Employment Letter Agreement dated January 3, 2017 between Ducommun Incorporated and Stephen G. Oswald. Incorporated by reference to Exhibit 99.1 to Form 8-K dated January 9, 2017.

*10.32 Ducommun Incorporated Retirement Policy effective as of August 6, 2024. Incorporated by reference to Exhibit 10.1 to Form 10-Q for the period ended September 28, 2024.

10.33 Form of Indemnity Agreement entered with all directors and officers of Ducommun. Incorporated by reference to Exhibit 10.8 to Form 10-K for the year ended December 31, 1990.

Exhibit No.   **Description**

19.1 Insider Trading Policy.

21 Subsidiaries of the registrant.

23 Consent of Independent Registered Public Accounting Firm.

31.1 Certification of Principal Executive Officer.

31.2 Certification of Principal Financial Officer.

32 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

97.1 Clawback Policy. Incorporated by reference to Exhibit 97.1 to Form 10-K for the year ended December 31, 2023.

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

---

* Indicates an executive compensation plan or arrangement.

ITEM 16. FORM 10-K SUMMARY

Not applicable.

<u>SIGNATURES</u>

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUCOMMUN INCORPORATED

Date: February 27, 2025   By: /s/ Stephen G. Oswald
                                         Stephen G. Oswald
                                         Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been duly signed below by the following persons on behalf of the registrant and in the capacities indicated on February 27, 2025.

Signature	**Title**
/s/ Stephen G. Oswald	Chairman, President and Chief Executive Officer
Stephen G. Oswald	(Principal Executive Officer)
/s/ Suman B. Mookerji	Senior Vice President, Chief Financial Officer
Suman B. Mookerji	(Principal Financial and Principal Accounting Officer)
/s/ Richard A. Baldridge	Director
Richard A. Baldridge	
/s/ Daniel L. Boehle	Director
Daniel L. Boehle	
/s/ David B. Carter	Director
David B. Carter	
/s/ Shirley G. Drazba	Director
Shirley G. Drazba	
/s/ Robert C. Ducommun	Director
Robert C. Ducommun	
/s/ Dean M. Flatt	Director
Dean M. Flatt	
/s/ Daniel G. Korte	Director
Daniel G. Korte	
/s/ Sheila G. Kramer	Director
Sheila G. Kramer	
/s/ Samara A. Strycker	Director
Samara A. Strycker	

EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Following is a list of the subsidiaries of the Company[1]:

Name of Subsidiary	Jurisdiction of Incorporation
BLR Aerospace, L.L.C.	Washington
Certified Thermoplastics Co., LLC	Delaware
CMP Display Systems, Inc.[2]	California
Composite Structures, LLC	Delaware
Ducommun AeroStructures, Inc.	Delaware
Ducommun AeroStructures Mexico, LLC	Delaware
Ducommun AeroStructures New York, Inc.	New York
Ducommun (England) LTD	England
Ducommun LaBarge Technologies, Inc.	Arizona
Ducommun LaBarge Technologies, Inc.	Delaware
Ducommun Technologies (Thailand) Co., Ltd.	Thailand
LaBarge Acquisition Company, Inc.	Missouri
LaBarge/STC, Inc.[2]	Texas
Lightning Diversion Systems, LLC	Delaware
LS Holdings Company, LLC	Delaware
Magnetic Seal LLC	Delaware
Nobles Holdings Inc.	Delaware
Nobles Parent Inc.	Delaware
Nobles Worldwide, Inc.	Minnesota

(1) As of December 31, 2024.
(2) Inactive.

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-268218) and Form S-8 (Nos. 333-278937, 333-264389, 333-238040, 333-235278, 333-224838, 333-214408, and 333-188460) of Ducommun Incorporated of our report dated February 27, 2025 relating to the financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP
Irvine, California
February 27, 2025

EXHIBIT 31.1

Certification of Principal Executive Officer
Pursuant to Section 302 of the
Sarbanes-Oxley Act of 2002

I, Stephen G. Oswald, certify that:

1. I have reviewed this Annual Report of Ducommun Incorporated (the "registrant") on Form 10-K for the period ended December 31, 2024;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f), and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2025

/s/ Stephen G. Oswald
_____
Stephen G. Oswald
Chairman, President and Chief Executive Officer

EXHIBIT 31.2

Certification of Principal Financial Officer
Pursuant to Section 302 of the
Sarbanes-Oxley Act of 2002

I, Suman B. Mookerji, certify that:

1. I have reviewed this Annual Report of Ducommun Incorporated (the "registrant") on Form 10-K for the period ended December 31, 2024;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)), for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2025

/s/ Suman B. Mookerji
Suman B. Mookerji
Senior Vice President, Chief Financial Officer

EXHIBIT 32

**Certification Pursuant to
18 U.S.C. Section 1350,
as Adopted Pursuant to Section 906 of
the Sarbanes-Oxley Act of 2002**

In connection with the Annual Report of Ducommun Incorporated (the "Company") on Form 10-K for the period ending December 31, 2024, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Stephen G. Oswald, Chairman, President and Chief Executive Officer of the Company, certify pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to the best of our knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Stephen G. Oswald
           Stephen G. Oswald
           Chairman, President and Chief Executive Officer
           February 27, 2025

In connection with the Annual Report of Ducommun Incorporated (the "Company") on Form 10-K for the period ending December 31, 2024, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Suman B. Mookerji, Senior Vice President, Chief Financial Officer of the Company, certify pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to the best of our knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Suman B. Mookerji
           Suman B. Mookerji
           Senior Vice President, Chief Financial Officer
           February 27, 2025

The foregoing certification is accompanying the Form 10-K solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and is not being filed as part of the Form 10-K or as a separate disclosure document.

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Corporate Information

Board of Directors

Stephen G. Oswald
Chairman, President and Chief Executive Officer
Ducommun Incorporated

Richard A. Baldridge
Vice Chairman
Viasat, Inc. (Ret.)

Daniel L. Boehle
Executive Vice President and Chief Financial Officer
TTM Technologies, Inc.

David B. Carter
Senior Vice President, Engineering
Pratt & Whitney Company, Inc. (Ret.)

Shirley G. Drazba
Corporate Vice President,
Product Line Strategy & Innovation
IDEX Corporation (Ret.)

Robert C. Ducommun
Business Advisor

Dean M. Flatt
President, Defense & Space
Honeywell International, Inc. (Ret.)

Jay L. Haberland*
Vice President
United Technologies Corporation (Ret.)

Daniel B. Korte
Global Vice President
PPG Industries, Inc. (Ret.)

Sheila G. Kramer
Vice President, Chief Human Resources Officer
Donaldson Company, Inc. (Ret.)

Samara A. Strycker
Executive Vice President and Chief Financial Officer
International Motors, LLC
f/k/a Navistar International Corporation

*Mr. Haberland retired from our Board in April 2024.

Officers

Stephen G. Oswald
Chairman, President and Chief Executive Officer

Suman B. Mookerji
Senior Vice President, Chief Financial Officer

Laureen S. Gonzalez
Vice President and Chief Human Resources Officer

Jerry L. Redondo
Senior Vice President, Electronics and Structural Systems

Rajiv A. Tata
Vice President, General Counsel and Corporate Secretary

Common Stock

Ducommun Incorporated common stock is listed on the New York Stock Exchange (Symbol: DCO).

Registrar and Transfer Agent
Computershare, Inc.
P.O. Box 505000
Louisville, KY 40233-5000
800.522.6645 Toll-free
201.680.6578 International shareholders
800.952.9245 TDD for hearing impaired
www.computershare.com/investor

Ducommun.com



Certifications

The Company has filed the required certifications under Section 302 of the Sarbanes-Oxley Act of 2002 regarding the quality of our public disclosures as Exhibits 31.1 and 31.2 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2024. After the 2025 Annual Meeting of Shareholders, the Company intends to file with the New York Stock Exchange its Annual Written Affirmation and CEO certification regarding its compliance with the NYSE's corporate governance listing standards as required by NYSE Rule 303A.12. Last year, the Company filed its Annual Written Affirmation and CEO certification with the NYSE on or about May 16, 2024.

Forward-Looking Statements

With the exception of current and historical information, the statements set forth above contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, in particular, statements about the results of the Company's restructuring plan, and expected increases in commercial aerospace and defense growth rates. These forward-looking statements provide current expectations of future events based on certain beliefs and assumptions by management and include any statement that does not directly relate to any historical or current fact. The Company generally uses the words such as "looking," "see," "hope," "could," "may," "believe," "expect," "anticipate," "continue," "committed," "estimate," or similar expressions. The Company bases these forward-looking statements on its current views with respect to future events and financial performance. Actual results could differ materially from those projected in the forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions, including those detailed from time to time in the Company's periodic reports filed with the Securities and Exchange Commission. You should not put undue reliance on any forward-looking statements. You should understand that many important factors, including those discussed herein, could cause the Company's results to differ materially from those expressed or suggested in any forward-looking statement. Except as required by law, the Company does not undertake any obligation to update or revise these forward-looking statements to reflect new information or events or circumstances that occur after the date of this Annual Report to Shareholders, March 14, 2025, or to reflect the occurrence of unanticipated events or otherwise. Readers are advised to review the Company's filings with the Securities and Exchange Commission (which are available from the SEC's EDGAR database at sec.gov).



Ducommun Incorporated

600 Anton Boulevard, Suite 1100
Costa Mesa, CA 92626-7100
+1 (657) 335-3665

Ducommun.com